49

03007968

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Friends Provident

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34640 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/10/03

Annual Report & Accounts 2002

GROWING OUR BUSINESS



- Transformed asset management business
- Diversified life and pensions business
- Improved customer service

FRIENDS PROVIDENT

www.friendsprovident.com

GROWING OUR BUSINESS THROUGH OUR...

People

Highly skilled and motivated staff who know that every customer counts

Integrity

Distinctive core values and a proactive approach to social responsibility

Technology

Ingenuity and innovation to provide fast, cost-effective service solutions

CONTENTS

2002 Group Highlights 1
Chairman's Statement 2
Group Chief Executive's Review 5
Business Review
- Life and Pensions 8
- Asset Management 20

Board of Directors 24
Financial Review 26
Corporate Social Responsibility 30
Report of the Directors 33
Corporate Governance Report 35
Remuneration Report of the Board 38
Independent Auditors' Report 46
Accounting Policies 47
Consolidated Profit and Loss Account 50
Consolidated Balance Sheet 54
Consolidated Cash Flow Statement 56
Parent Company Balance Sheet 57
Notes to the Accounts 58
Achieved Profit Supplementary Information 92
Executive Management 99

2002 GROUP HIGHLIGHTS

Scale

Successful acquisitions and partnerships are transforming our market presence

Register now to receive your Annual Report and Accounts electronically.
Visit our website at
www.friendsprovident.com

£3billion
total gross premiums

£305million
operating profit on achieved profit basis*

£60billion
funds under management

Dividend of
7.25pence
per share

- £2.6 billion group embedded value at year end
- Successfully raised £290 million through convertible bond issue
- 8.4% free asset ratio at year end

* Operating profit is stated before amortisation of goodwill, operating exceptional items and tax.



DAVID NEWBIGGING
CHAIRMAN

pursuing our strategy

In 2002 we made good progress in pursuing our main strategic objective – to build on our position as one of the leading life and pensions and asset management groups in the United Kingdom – which was set when we listed on the London Stock Exchange in July 2001. In line with this strategy, in 2002 we developed both our core businesses – Friends Provident Life and Pensions and ISIS Asset Management – through a combination of organic growth and selective acquisitions.

These businesses have added new dimensions to their operations which will generate additional revenue and which are expected to enhance earnings in 2003. Following the acquisition of Royal & SunAlliance Investments by Friends Ivory & Sime in July, the latter's name was changed to ISIS Asset Management, a 67% listed subsidiary of Friends Provident. The acquisition has resulted in ISIS becoming one of the largest fund management companies in the United Kingdom, with some £60 billion under management at the end of 2002.

In the Life & Pensions business, we acquired Royal & SunAlliance International Financial Services in August which has made Friends Provident International one of the largest offshore life operations.

We also entered into an exclusive distribution agreement with Countrywide, the United Kingdom's largest estate agency, which will substantially increase our sales of mortgage-related products. These two developments in the Life & Pensions business have broadened our distribution channels and the investments made in leading Independent Financial Advisers (IFAs) during the year will provide more flexibility for our future distribution strategy.

We are encouraged by the progress made in 2002 in pursuing our strategy in that it was our first full year as a publicly listed company. Also, it was accomplished in a very challenging environment of declining and exceptionally volatile stock markets worldwide, considerable economic uncertainty and the prospect of war in the Middle East.

Industry overview

Last year, I reported on the major industry reviews at that time being undertaken on behalf of Government and the Regulators, and the impact they would have on the future of the Life Assurance Industry. In particular, I commented that it was for Government, the Regulators and the Industry to create a more positive environment for the investing public. Also, that there should be a common goal of reducing the "Savings Gap" of some £27 billion which has come to symbolise the inadequate level of private saving in the United Kingdom today.

During 2002 three major reviews were completed: the Sandler Report on Long Term Savings, the Pickering Report "A Simpler Way to Better Pensions" and, in December, the Green Paper on Pensions "Simplicity, Security and Choice". While we welcome proposals to simplify such key areas as pensions and the taxation regime that surrounds them, we believe that the crisis affecting long term savings and pensions in this country requires more coherent and profound action by Government if the "Savings Gap" is to be closed. All product providers are facing the challenge of delivering top quality product value, advice, service and investment management to their customers, together with good returns to their shareholders (or policyholders in the case of mutuals), within the 1% annual management charge which is now stipulated for pensions products.



Holding our course

in turbulent times

In November 2002 the Association of British Insurers (ABI) provided new information on the sales of stakeholder pensions – introduced by Government to provide a simple good value pension for low to middle income earners – and concluded that "stakeholder" had yet to make any appreciable dent in the "Savings Gap" and was therefore failing the Government's original target group. The ABI cited the constraint of a price cap, costly sales regulation, low employer and employee interest and the lack of incentive as some of the critical factors creating this situation. As a result, a number of product providers have withdrawn from the stakeholder market which they regard as not commercially viable. Lessons should be learned from this in terms of how the Government implements the recommendations of the Sandler Report. The Sandler suite of products needs a much simplified sales regime and a pricing structure which is fair to the consumer but, crucially, allows a reasonable return on capital to the product provider.

All this industry change is happening in a period of declining economic growth worldwide, weak and fragile global equity markets, and widespread concern about the possibility of conflict in the Middle East. The impact on many of our customers has been severe, and the steep decline in equity values has placed considerable strain on all Life companies – whether proprietary or mutual – to meet the technical solvency requirements of our Regulator, the Financial Services Authority (FSA). We believe we have managed this situation well in that our Group balance sheet remains strong, we have met the FSA's requirements throughout, and we have maintained our Standard & Poor's AA- financial strength credit rating. Importantly, throughout the year we have focused on those parts of our business which we can influence such as revenue growth, cost control and selective acquisitions, recognising that many of the factors affecting the general environment in which we operate are outside our control.

Notwithstanding this, however, we are concerned at the public perception of the financial strength of the industry generally, and the difficulty in understanding the rather complicated technical language used such as "technical solvency" and "free asset ratio". Accordingly, we welcome the FSA's moves towards modernising the somewhat outdated methodology used in assessing the financial strength of Life companies. We would also welcome, wherever possible, a simplification of the terminology used so that it is more easily understood by our shareholders, policyholders and customers.

Results

Our 2002 achieved operating profit before amortisation of goodwill, operating exceptional items and tax, was £305 million. New life and pensions business continued to grow strongly throughout the year with total new business premiums increasing 11% to more than £1.7 billion. On a comparable basis, contributions from new business before tax grew by 22% to £66 million from £54 million, as underlying margins improved.

Following the acquisition of Royal & SunAlliance Investments, funds managed by ISIS doubled and exceeded £60 billion at the end of 2002.

Dividends

Subject to shareholders' approval, the Board has recommended a final dividend of 4.8 pence per

"We believe that the crisis affecting long term savings and pensions in this country requires more coherent and profound action by Government."

"We enter 2003 in sound financial condition after absorbing two sizeable acquisitions last year, and having increased our new business in a very challenging environment."

share which, if approved, would bring the total dividend for 2002 to 7.25 pence per share. This would represent an increase of 3.6% over the annualised dividend of 7 pence per share for 2001. This is in line with our progressive dividend policy, referred to in my Statement in last year's Report and Accounts, which implied growth in dividends in excess of inflation. This policy was set just ahead of our flotation in 2001 when the FTSE 100 index was around 5600 and was maintained in respect of our 2002 Interim Results when the index had fallen to around 4600. Investment returns are the key element supporting dividend policy and the index had fallen further to 3600 in February 2003. As a result, while we expect to continue to grow our dividend in the future, growth will be at a lower rate than previously indicated. However, any such growth in the dividend is dependent on our planning assumptions being met, principally equity investment returns of 7% per annum in the medium term. Consistent returns well in excess of this assumption or a significant upward equity market movement will be needed for a return to a policy of dividend growth in excess of inflation.

We have previously indicated dividend cover in the range of one and a half to two times modified statutory solvency (MSS) operating profits. Going forward, we are prepared to relax this cover given the underlying strength of the business.

Corporate Governance

Elsewhere in this Report we have referred to the Higgs Review of the role and effectiveness of non-executive directors and the Smith Report on Audit Committees.

We agree with many of the recommendations which conform with our current practice. Others will give us food for thought and we will consider them carefully and constructively to determine how our own procedures can be improved.

We welcome the emphasis on explanation of compliance rather than prescription and the recognition that the recommendations should be implemented gradually over time.

However, at this early stage, one recommendation in the Higgs Review gives us cause for considerable concern since we believe it displays a fundamental misunderstanding of how a Board should operate effectively. This is the proposal that a senior non-executive director should be identified who would chair meetings of the non-executive directors without the Chairman being present and who would visit institutional shareholders with Management but without the Chairman being present. We regard this as confusing and potentially divisive and, indeed, it is contradictory to other recommendations which clearly set out the respective responsibilities of the Chairman and Chief Executive, and of the executive and non-executive directors. However, we fully support the identification of a senior independent director with whom shareholders can communicate if they feel their views are not being appropriately recognised by the Chairman or Chief Executive, and who is also available to other directors if they have difficulty in communicating with the Chairman.

Our people

This year I am delighted to welcome new members of staff to the Group from organisations we acquired during the year. Their skills and experience will play an important part in taking the Group forward. The success of the Group and the satisfaction of our customers rests in the hands of our people and I would like to take this opportunity to thank all those who work for the Friends Provident Group for contributing to the success we achieved in 2002.

I am also very pleased to welcome Alison Carnwath as an independent non-executive director to the Board of Friends Provident plc. Alison is a Chartered Accountant and brings with her a wealth of experience in the field of investment banking, financial services and other industrial sectors gained through a number of senior appointments. She joins us at a time of great challenge and opportunity and her experience will be greatly valued.

We enter 2003 in sound financial condition after absorbing two sizeable acquisitions last year and having increased our new business during the year by some 11% in a very challenging environment. Also, our balance sheet has been strengthened by raising £290 million through a convertible bond issue shortly before the year end.

This year will be just as challenging but we have an excellent Management team who will continue to concentrate on the fundamentals of our businesses with the aim of achieving sustainable growth in the long term.

David Newbigging

D K NEWBIGGING
CHAIRMAN



KEITH SATCHELL
GROUP CHIEF EXECUTIVE

scale and breadth

The Friends Provident Group focuses on two core businesses – Friends Provident Life and Pensions (FPLP) and ISIS Asset Management – both of which are committed to building their market presence and delivering outstanding service and products to their customers. In 2002 the Group made considerable progress towards fulfilling those objectives and creating a stronger platform for future performance.

Scale

We are committed to building progressively the scale of the Group's businesses but continue to believe that scale allied to efficiency – rather than scale alone – is the key to competing effectively.

In 2002 we transformed our Asset Management business – ISIS Asset Management – into one of the largest fund management companies in the UK with £60 billion of funds under management at the year end. The integration of Royal & SunAlliance Investments enabled us to strengthen considerably our general management and fund management teams, establish a leading research capability and broader product range and create a platform to promote our brand – ISIS – vigorously.

Our Life & Pensions business has established itself as a top 10 company in its sector, particularly amongst IFAs which remains our major distribution channel. We hold leading positions in key product sectors such as group pensions and, following our acquisition of Royal & SunAlliance International Financial Services, Friends Provident International now ranks as one of the largest offshore life operations.

"We have built the market presence of our core businesses against a background of much uncertainty but also great opportunity."

"The growing scale and breadth of the Group's core businesses – allied to strong brands and a commitment to service excellence – are key to our future growth."

Brand

During 2002 both of our core businesses continued to develop and communicate their own brand propositions in order to engage our customers and rally our staff around common values and goals.

Our Asset Management business has adopted the ISIS brand and has made excellent progress in establishing ISIS as a powerful new force in the asset management business.

Our Life & Pensions business has adopted the "Friends" brand and focused on a key initiative called FACE – Friends Achieving Customer Excellence – as a means of engaging with staff and delivering service excellence to our customers. I believe that the brand propositions being developed by our two core businesses – "Friends" and "ISIS" – are working brands which are being applied in a way not merely to achieve distinction in our respective marketplaces but also to deliver real service and product benefits to our customers.

Breadth

An acknowledged strength of Friends Provident is the breadth of its operations whether judged in relation to its presence in the two major markets of life and pensions and asset management or the range of its distribution channels and products. Such breadth has given Friends Provident not only greater security in terms of its earnings but also enables us to respond more readily than many of our competitors to the structural changes affecting our industry.

Our strategic partnership with Countrywide, announced in August, established a new partnership with considerable potential and we will seek, where possible, to develop further strategic partnerships of this kind in 2003. The acquisition of Royal & SunAlliance International Financial Services had the impact of creating one of the largest offshore operations, increasing our new business generated outside the UK, expanding our sales force and opening up new markets such as UK residents and Hong Kong for offshore business. Our continuous investment in e-commerce anticipated the increasing trend towards dealing online and Friends Provident has experienced a big increase in the use of its online services by IFAs and customers.

Financial strength

Throughout 2002 the volatility and decline in global stock markets placed considerable pressure on the UK Life sector as well as denting the confidence of the investing public. In 2002 the FTSE 100 index fell by 24.5% which followed falls of 16.2% in 2001 and 10.2% in 2000. While Friends Provident has not, of course, been immune from these exceptional market conditions, FPLP has continued to meet its statutory solvency requirements at all times. Our Free Asset Ratio – a commonly used measure of comparative financial strength – stood at an estimated 8.4% at the end of 2002. In maintaining its financial strength Friends Provident has benefited considerably from the greater financial flexibility acquired as a result of our listing in 2001.

In December both Standard & Poor's and Moody's announced new ratings for Friends Provident. Standard & Poor's maintained our "AA-" financial strength rating although the outlook was revised to negative, reflecting in large part the increasingly competitive environment and cost pressures being experienced generally by the UK Life sector. In their announcement the rating agency stated "Despite these negative factors, Friends Provident's financial strength remains very strong, based on its excellent business position, very strong ability to access additional financial resources, and successful transition to a proprietary from a mutual company". Moody's downgraded Friends Provident from Aa3 to A2 as part of their review of the life insurance industry and a number of our UK competitors experienced similar downgrades.

Corporate Social Responsibility

In last year's Report and Accounts we reported on the progress we have made in formalising the Group's social and environmental policies and framing some key policy and operational objectives for 2002. In this year's Report and Accounts we set out our approach to Corporate Social Responsibility, report on the progress we have made in a number of important areas and state our objectives for the future.



a stronger platform for future performance

Industry outlook

The outlook for the industry over the medium to long term is very positive when judged against the substantial underlying demand for simple good value products. The short term will continue to be impacted by the challenging market conditions prevailing and both Government and our industry need to rise to these challenges. In considering the implementation of the Sandler review, the Government has the opportunity to create a positive and viable framework for our industry to step forward with confidence and play its part in expanding substantially the market for long term savings and pensions.

Friends Provident has concentrated on the fundamentals of its business to achieve growth in 2002 and the capacity for further growth beyond. Our overall life and pensions market share has increased, with some progress made in our core UK market and more substantial advances in the offshore market, and at the same time overall new business margin has increased. There is also evidence of a higher concentration of market share between the top ten groups of life and pensions companies, up to 70% in 2002 from 66% in 2001. We believe this trend will continue.

Going forward, cost control will be essential and we are set to reap the benefits of our investment in technology solutions and outsourcing capacity. A pilot for the Life & Pensions business is currently underway in India to evaluate the potential for outsourcing a number of business processes to give us the capacity to write higher new business volumes cost effectively.

We expect 2003 to be another challenging year for the life assurance and asset management industries but we remain confident that we have the right business model – with an effective blend of customer service, innovative technology, flexible distribution systems and quality products – to enable Friends Provident to capture further market share in 2003.

I would like to take this opportunity to thank all Group staff for the strong progress we have made in 2002. I am convinced that Friends Provident is very well placed to grow and prosper in the years ahead.

Keith Satchell

K SATCHELL
GROUP CHIEF EXECUTIVE

"Friends Provident is very well placed to thrive in this challenging environment and provide good value to its key stakeholders."

In 2002 we continued to build the scale and breadth of our Life & Pensions business through a combination of strategic acquisitions and partnerships underpinned by organic growth.

service and partnership



BEN GUNN
MANAGING DIRECTOR
FRIENDS PROVIDENT
LIFE AND PENSIONS

* All new business figures shown in this section are expressed as Annual Premium Equivalent (APE) unless stated otherwise. This measure adds together new regular premium business and one tenth of single premium business.

2002 performance

New life and pensions business grew strongly in 2002, particularly across the three product markets on which the business is focused – savings and investment, protection and group pensions.

We maintained the momentum which characterised our performance last year, with levels of new business in each quarter of 2002 exceeding the corresponding quarter in 2001.

Our multi-channel distribution strategy, coupled with an enhanced product range and good service, have all contributed to our strong performance.

Towards the end of 2002 we began to see additional new business flow from the international organisation we acquired from Royal & SunAlliance and the distribution agreement we secured with Countrywide, the UK's leading estate agency business. We expect both of these key developments to make a significant contribution to our new business growth in 2003.

Highlights of 2002 were:

- Total new life and pensions business premiums (regular plus single premiums) increased by 11% to £1,744 million compared with £1,576 million in 2001.
- New life and pensions business for 2002 on an APE* basis increased by 10% to £377 million compared with £343 million in 2001.
- New business for each quarter of 2002 exceeded the amount generated in each corresponding quarter of 2001, with new business in the fourth quarter exceeding £100 million for the first time ever.

Total New Business: APE
£m


400
300
200
100



Successful partnerships
in testing times

- New savings and investment business increased by 42% to £97 million compared with £68 million in 2001.
- New protection business, including income protection, increased by 31% to £45 million compared with £35 million in 2001.
- New group pensions business increased by 12% to £158 million compared with £141 million in 2001.

Savings and Investment
We have made considerable progress in this strategically important sector, with new business increasing by 41.6% to £97.0 million. We ended the year strongly, with new business in the fourth quarter of 2002 increasing by 60.1% to £30.9 million, of which £20.3 million was produced by our enlarged international business. Total international business accounted for 14% of our total new business in 2002 compared with 10% in 2001 which demonstrates the increasing diversification of our business.

Protection
New protection business in 2002, including income protection, increased by 30.7% to £45.1 million in 2002 compared with £34.5 million in 2001. In the fourth quarter of 2002 new business increased by 50.6% to £13.1 million, including £2.2 million from the distribution agreement with Countrywide, compared with £8.7 million in 2001. We expect that our partnership with Countrywide will make a significant contribution to the growth of protection business in the years ahead.

Pensions
Total new pensions business in 2002 decreased by 2.3% to £234.6 million compared with £240.1 million in 2001 reflecting the exceptional group pensions business in the final quarter of 2001 and our ongoing strategic decision to reduce our emphasis on individual pensions for profitability reasons, and to increase margins on annuity business.

New group pensions business in 2002 increased by 12.2% to £157.8 million compared with £140.7 million in 2001. New business in the fourth quarter 2002 decreased by 10% to £40.6 million compared with the exceptional performance in fourth quarter 2001 of £45.1 million which was influenced by the Government stakeholder deadline.

Incremental new business – that is contributions from new members and additional contributions from existing members – continued to grow in 2002 with £45 million being generated from schemes set up prior to 2002. The recent Green Paper on pensions will, in our view, do nothing to curb the trend away from defined benefit to defined contribution schemes. We expect that this trend will have a positive impact on our defined contribution new business.

"The enlargement of our international business, our exclusive distribution agreement with Countrywide and our close partnership with IFAs will help drive our growth in 2003."

To find out more about our life and pension products visit:
www.friendsprovident.com

New Group Pensions: APE
£m


200
150
100
50

New Protection: APE
£m


50
40
30
20
10

New individual pensions in 2002 decreased by 14.5% to £46.1 million compared with £53.9 million in 2001 which reflected our strategic focus on the more profitable group pensions market.

New annuity business decreased from £45.5 million in 2001 to £30.7 million in 2002 and reflected our strategy to focus on margins rather than volumes.

Strengthening the business

In August we announced the completion of the acquisition of Royal & SunAlliance International Financial Services, the Isle of Man based offshore life insurance operations of Royal & SunAlliance, for £126 million. As part of this transaction we also acquired Royal & SunAlliance Investment Management Luxembourg, a Luxembourg based SICAV management company. This development helps to fulfil Friends Provident's objective to expand its international operations in markets which have excellent growth and profit prospects. Friends Provident International now ranks as one of the largest offshore life businesses.

In August we also announced a 15 year distribution agreement with Countrywide, the UK's leading estate agency business, to distribute mortgage-related protection products through Countrywide's 700 estate agency branches and its 650 licensed consultants. At the same time Friends Provident sold its own 104 branch network of estate agencies to Countrywide which will continue to sell mortgage related protection products under the agreement. This partnership with Countrywide contributes to our objective of growing our share of the life and pensions market and diversifying our distribution by working alongside key partners.

Both of these developments are expected to make a significant contribution to our earnings in 2003.

Diversifying distribution

A long established business strength of Friends Provident has been our ability to manage and develop a range of distribution channels, making us less vulnerable than those companies which are reliant on one main sales channel. As a result of the two transactions described above we have diversified our distribution channels and the sources of our new business production even further.

Throughout 2002 we invested some £30 million in top quality IFAs to support the development of a healthy IFA sector, to provide good long term returns for our shareholders and to prepare for the abolition of the so called "polarisation" regime.

Our Direct Business Operation was responsible for some 19% of total 2002 new business and undertook a number of key developments during the year which not only reduced the cost base of the overall sales operation but also improved overall productivity and performance. We were pleased to receive independent recognition of the quality of our Direct Business Operation through the Financial Adviser Sales Awards 2002 where we were the winner of the Most Admired Tied-Agent Host Company and Runner Up in the Most Admired Large Direct Sales Force.

Committed to service excellence

Throughout the year we continued to pursue our commitment to providing top quality service relevant to the needs of our customers and to applying modern technology to transform the traditional processes of transacting life and pensions business.

In February 2002 we earned the right to display the Raising Standards quality mark which signifies that we have improved the standards of our customer service and the clarity of our communications. Since the Raising Standards initiative was launched in October 2000 only nine other companies have been successful in achieving the Raising Standards accreditation and we are delighted to have received this independent recognition of the progress we have made. Additionally, we were awarded a Four Star rating in the prestigious 2002 Financial Adviser LIA Service Awards which is an independent assessment based on the views of more than 1600 IFA firms. We now have the highest service rating of all the major UK listed life and pension companies.

Throughout the year we have continued to apply modern technology in an innovative

"With the stronger business platform established in 2002 we are confident of growing our share of new business in 2003."

way which we believe will bring benefits to our business, advisers and customers alike. In particular we introduced new extranet services for IFAs in June which provide online access to their clients' policy details. Also, we have developed our customer website – www.friendsmilestones.com – to provide new and relevant services for the growing number of our customers who wish to deal online; services such as My Organiser which gives customers instant access to information on their policies and the Learning Lounge which provides useful information about financial services products.

2002 Bonus changes

As a result of sharp falls in investment markets and as part of the process of aligning policy values to levels which more closely reflect the underlying investment values of policies, we have reduced bonus rates for conventional and unitised with profits policies. Unless there is a strong recovery in equity markets, further reductions in bonus rates are likely. We recognise that lower values will be disappointing for our customers but maturing with profit policies are still achieving good real returns.

2002 New Business by distribution channel



- IFA – 67%
- Direct – 19%
- International – 14%

"Through the further diversification of our business in 2002 we have strengthened our strategic flexibility to respond to business and industry change."

Long-term relationships with our customers and partners lie at the heart of our business. We support these relationships with a commitment to achieving exceptional service by empowering, supporting and rewarding the people who deliver this service.

Friends Achieving Customer Excellence

Our Life & Pensions business has now fully adopted the Friends brand. This is a working brand and we believe it will distinguish our business and our approach. In every aspect of our business – including product development, marketing, use of technology and service – we are striving to make our business more accessible and to be more helpful. This is as much about how we make people feel as about what we do.

Central to our success is the FACE – Friends Achieving Customer Excellence – initiative. Launched as a series of projects in 2001 to improve customer service, FACE became integral to the way we do business in 2002.

Distinctive service

We know that customer service has more impact on how Independent Financial Advisers rate life offices than any other single factor. Increasingly, the same is true of direct customers and that is why FACE is so important.

We have reviewed every aspect of our service proposition and achieved significant improvements in our systems and processes. But FACE not only embraces what we do; it addresses how we do it. In essence, we are striving to understand and connect with our customers to meet both their practical and emotional needs. As you would with a Friend.

Best of Friends

FACE is supported by a new Learning and Development vision called Best of Friends which is designed to provide all our people with the experience and tools they need to achieve our business goals.

In achieving the objectives of FACE it is vital that our managers lead by example and a leadership development programme – Leading Friends – aligned to the FACE principles and the Friends brand is underway.

FACE is already producing tangible results and we are confident that its impact on Life & Pensions will grow as its principles are completely absorbed into our business culture. In February 2002 we were accredited under the Raising Standards Quality Mark scheme, recognising the quality of our customer service and the clarity of our product literature. This Quality Mark scheme is an industry-wide initiative which aims to improve the quality of products and communications to customers.

Rewarding people

Changing our culture and working practices is also benefiting our people. They are increasingly empowered to deliver and share service improvements, and their satisfaction, measured by our regular Staff Opinion Survey, remains high.

growth through



Facing facts
every customer counts

"Since we wholeheartedly embraced FACE, I can honestly say that I have seen a real difference in the way that people in the Customer Information Centre approach their customers. My own team comprises very diverse characters. By tuning into each customer and treating them as we would a 'Friend', we can really respond to their needs. My people have the freedom to use their own discretion to be themselves. The result is that our customers and our people both love it."

EABoulton

Liz Boulton
CIC Team Manager, Salisbury

our people

FACE lift for CIC

The application of FACE to our Customer Information Centre (CIC) in 2002 has driven significant improvements. New performance measures now allow our people to manage their time more effectively, allocating more time to those customers that require greater attention. And we have torn up all the scripts – call handlers can now be themselves as well as being able to treat their customers as individuals, allowing their personalities to work as an asset for the company. Our regular customer survey indicates that this approach is already paying dividends. The CIC auditing system has also been changed to not only focus on the technical accuracy and responsiveness of what we do, but to also consider empathy – that is how we respond to the emotional needs of our customers.

face

YOU CAN ALWAYS TALK TO FRIENDS

Ethical principles have been at the heart of our business since its foundation in 1832. Today we operate at the frontier of Socially Responsible Investment and we strive to make our portfolio a force for positive change as well as delivering competitive returns for our investors.

Breaking new ground

Socially Responsible Investment (SRI) is the most powerful way Friends Provident can promote environmentally and socially responsible activity. In addition to our Stewardship range of ethical investments, the first such funds launched in the UK and still the market leader in the sector, we are alert to the significant influence we can have on all the companies in which we invest.

In order to be vigilant about our investment choices, we require full transparency from the companies we invest in. Where we do identify social, ethical and environmental issues, our Asset Management business, ISIS, has developed a unique system to address them known as ***reo***® – responsible engagement overlay.

Through ***reo***®, we engage with companies to encourage them to improve the quality of the way they run their business and how they manage their social, ethical and environmental issues. Engagement involves a wide range of activities encouraging companies to achieve change. Each year, our team of twelve specialists carefully select a target group of issues and a priority group of companies with which to engage. Progress is tracked quarterly and the results reported.

We believe that companies that modify their behaviour to address these issues, given the growing significance of corporate social responsibility, also enhance their long-term shareholder value.

We apply ***reo***® to nearly all the equity investments made on behalf of our life and pensions customers and during 2002 provided ***reo***® services in respect of £11.4 billion of funds.

We also use our considerable influence as a major shareholder to encourage companies to adopt effective corporate governance practice by voting at the shareholders' meetings of over 1,500 companies around the world. And, in keeping with our commitment to transparency, we publish our full voting record.

Reinforcing our commitment

The acquisition of Royal & SunAlliance Investments, and the formation of ISIS Asset Management, virtually doubled the funds we manage on behalf of our clients. Following the formation of ISIS we took the opportunity to write to all our investee companies underlining our continuing commitment to SRI and offering them our full support as they seek to address these important issues.

Naturally, we seek to encourage socially responsible activity at all levels within our own Group.

growth through





"We welcome constructive suggestions from investors about how to manage our environmental activities. ISIS has played an important role in helping us examine our timber sourcing and find ways to participate in target-setting and certification. This improves our environmental performance, which in turn makes us more attractive to investors like ISIS which take into account social and environmental issues."



Ian Goldsmith
Group Planning Director with corporate responsibility for environmental issues, Travis Perkins

our integrity

Committed to acting responsibly

Protecting the environment
Through the ***reo***® programme on sustainable forestry, ISIS Asset Management encourages companies to make an explicit commitment to obtaining supplies from certified sources. Over the past two years we have been in discussion with Travis Perkins – which supplies around £280 million of wood and wood products each year to the building trade – about its wood-sourcing policies. In May 2002 the Board of Travis Perkins elected to join the WWF-led Forest Trade Network and sign up to a target of sourcing two thirds of its timber from certified sources by 2006. Later in the year we spoke at the company's annual suppliers' conference about the benefits of managing environmental risks.

By anticipating our customers' needs and exploiting technological advance to satisfy them we are creating real competitive advantage. Our investment and innovation are already delivering efficiency gains, improved customer service and strong demand for our online services.

Flexible and responsive

We believe in the power of technology to transform and improve the way we work. That's why we have been investing continuously in the kind of technology which gives our customers more choice and control. And developing partnerships with Independent Financial Advisers (IFAs) to create the interfaces and straight through processes which are driving down their costs – and ours – while improving the service they can offer their clients. For us technology is transforming the traditional processes of transacting life and pensions business and bringing real and lasting benefits for all those involved.

Each of our distribution channels is benefiting from our proven ability to exploit technological advances.

During the year we launched new extranet services for IFAs and over 15,000 IFAs are now registered for these online services. For individual business, IFAs can now apply for a policy on behalf of their clients, receive a quotation and then track and service that policy – all electronically. These services extend to most of our individual life and pensions products.

In 2002 we saw a significant increase in online sales of two of our most popular product lines. Online sales of our Investment Portfolio Bond increased to more than 60% of new bond sales in December from less than 15% in January 2002. Online protection business is also on the increase. In December 2002 over 25% of new protection business was transacted online by IFAs compared with only 1% in January.

Another milestone

We anticipated the growing consumer demand for e-commerce solutions and the Friends Milestones website, designed for customers who wish to deal with us directly, now has over 30,000 registered users.

This year we have further enhanced the site, enabling customers to view the real-time value of any policy, access projections for future investment returns, adjust their payments, switch products and, of course, communicate with us. In fact, Milestones narrowly missed first place in a recent Moneywise magazine review of consumer websites.

Best practice

At the heart of our technology strategy is a desire to make the data we hold easily accessible to all our customer groups. We also seek to identify best practice and apply it not just to our customer groups but internally as well. That means organising our call centres to reflect the way we know our people use the internet, and bringing more engaging and accessible web services to our own staff.

growth through





"Traditionally, product sales have created an immense paper trail with significant administrative and cost implications for advisers and providers alike. Shortly, using the Extranet we will be able to transact business on our own systems seamlessly straight through to Friends Provident's systems – there is no paper trail. All the management information we need is readily available and Friends Provident can process the business more quickly, further enhancing the service we receive. It's a highly efficient, cost-effective electronic B2B supply chain model."

Janine Menasakanian
Head of Provider Liaison,
Inter-Alliance*

chnology

Leading the field in extranet technology

Extranet benefits
In June 2002 we launched new extranet services for IFAs. This gives IFAs instant and comprehensive online access to their clients' policy details for individual life and pension policies.

We have now added a New Business Tracking feature, giving IFAs access to the same data that we hold and enabling them to follow online the progress of their clients' applications through the system. The information is right up-to-date and enables IFAs around the world to obtain an immediate snapshot of their relationship with us at a time that suits them.

* Inter-Alliance is a leading IFA.

The Friends Provident Group is growing. We have increased the breadth of the Group and are developing the business through acquisitions and partnerships. Our increasing scale allied to our efficiency is one of our key strengths.

Firm foundation

Friends Provident comprises two core businesses – Friends Provident Life and Pensions and ISIS Asset Management. Both these businesses are now major players in their sectors. This year we have focused on building and reinforcing the Friends and ISIS brands to present a more clearly distinctive identity to our customers while continuing to deliver genuine value.

Our Life & Pensions business remains a market leader. Independent Financial Advisers (IFAs), our major distribution channel, are benefiting from our strength in technological innovation and low cost processing. We are making it easier and more cost-effective for IFAs to transact business with us and this is leading to further growth.

The acquisition of Royal & SunAlliance International Financial Services has created one of the largest offshore life companies. It has also increased new business generated outside the UK, expanded our sales force and opened up valuable new markets.

Further growth has come through our partnership with Countrywide, the UK's leading estate agency business. This is an important new partnership for us and, going forward, we will continue to explore further opportunities to extend our customer reach.

Business transformation

We have transformed our Asset Management business this year with the integration of Royal & SunAlliance Investments. Our new investment company, ISIS, draws on the expertise of some of the industry's outstanding professionals to manage a range of investment solutions for individual investors, financial advisers and institutions.

The establishment of ISIS has greatly enhanced our research capability and broadened our product range, and we are now well positioned to respond to the demands of a rapidly changing marketplace.

Strength and depth

Our successful transition to a proprietary company in 2001 delivered the increased financial strength we required to take the business forward and realise our strategic objectives.

These objectives include the continued development of a number of distribution channels and a comprehensive range of accessible, cost-effective products. This broad-based business platform helps to protect our income and delivers the choice and responsiveness required by our customers and business partners.

The evolving demographic profile in the UK, along with changes to Government policy, means there is an enormous potential demand for innovative, flexible, long-term savings and investment products. Given a positive environment, we have the scale, strategy and expertise to translate this demand into continuing strong growth for Friends Provident.

growth through





our scale

“ISIS is a new force in the asset management business. We are strongly positioned as one of the few fund managers with the critical mass to prosper in a rapidly changing marketplace. We have a significantly deeper pool of investment talent, we have a stronger financial footing, and we have key positions in both the retail and institutional markets.

Robert Talbut
Chief Investment Officer,
ISIS Asset Management

THIS IS REALITY

Growth and transformation

A new investment brand

Following the acquisition of Royal & SunAlliance Investments (RSAI) we decided to integrate and relaunch our fund management businesses with a single, memorable name. ISIS Asset Management, created by the merger of Friends Ivory Sime and RSAI, is now one of the UK's largest fund managers with £60 billion under management at the end of 2002.

The acquisition of RSAI has added considerable depth to our investment teams – we now have over 120 investment professionals – and its successful integration has resulted in a scaleable business model, able to take on additional funds under management at relatively little additional cost. We are investing heavily in the ISIS brand and aim to become a top-five active investment manager in the UK within the next five years.

The acquisition in 2002 transformed our standing in the asset management sector and we are now one of the largest fund management companies in the UK.

ISIS, a new force in asset management



HOWARD CARTER
CHIEF EXECUTIVE
ISIS

2002 performance

The Asset Management operating profit, before amortisation of goodwill, operating exceptional items and tax, was £23 million (£27 million for full year 2001). Although assets under management have increased as a result of the acquisition of Royal & SunAlliance Investments (RSAI), increased revenue has been offset by interest payments on a loan from Friends Provident Life and Pensions to partially fund the purchase. Additionally, declining equity markets have depressed revenues.

Strengthening the business

The major strategic development during the year was the acquisition of RSAI in July 2002 which not only transformed our standing in the asset management sector but also created a scaleable business model capable of taking on additional funds under management at relatively little additional cost.

The enlarged business, which was renamed ISIS Asset Management plc in September, has nearly double the funds under management – some £60 billion at the end of 2002 – and is one of the largest fund management companies in the UK and within the top 50 in the world according to Global Investor.

The integration has proceeded very well and we have met or exceeded the very challenging timescales that were set prior to the completion of the acquisition in July 2002. We moved quickly to reduce the staffing level of the enlarged organisation and to appoint the best management and staff from both organisations.

The two investment teams were consolidated into a single team and located in the Wood Street offices by September 2002.



We have also made rapid progress with the integration of both information technology systems and administration as well as taking the decision to consolidate the administration of our collective funds with IFDS, the leading outsource provider of transfer agency business in the UK. This will not only bring cost synergies, but also improve overall service levels.

In addition, both the investment dealing and front office systems have been successfully harmonised and rolled out across the business, and our 'back office' investment support systems are due for consolidation on to a single platform in the first quarter of 2003.

The speed of the integration process has resulted in significant cost savings which we estimate to be in excess of £23 million per annum.

Strategy

The acquisition of RSAI allowed us to take a large step towards meeting a number of our previously stated strategic objectives. Over and above the increase in funds under management, we now have a significantly more diversified revenue stream both by asset class and also by customer. Together Friends Provident and Royal & SunAlliance account for around 65% of total revenues, and provide secure cash flows from long-term contracts.

The strategic goal for ISIS is to become a top 5 active investment manager in the UK over the next 5 years. This will involve a considerable increase in assets under management and we have already signalled that we are prepared to consider future acquisition opportunities and to move rapidly to generate organic growth.

To facilitate these ambitions, we have taken a number of steps to change the structure of the business to be more closely aligned with our strategic objectives.

We took an early decision after the RSAI acquisition to rename the company ISIS Asset Management plc. Having launched the 'retail' ISIS brand after extensive research over a year ago, the move to bring all areas of the company under one name has enabled us to align the brand under a single succinct and memorable name. This, in turn, has been an important step in reinforcing external perception of ISIS as an independent asset management business.

Two further changes which have had, and will continue to have, significant benefits for the organisation are the withdrawal from overseas operations, and a strengthening of our domestic business. All overseas operations in the US and the Far East have been closed, and overseas clients, which account for less than 5% of our revenue base, are now serviced from the UK. The move to close sub-scale overseas operations and consolidate in the UK not only gives greater focus, but will also allow us to better extract economies of scale and strengthen brand perception in the marketplace.

combining forces to achieve results

"We have made excellent progress with the integration of the two businesses which has resulted in ISIS becoming a formidable new force in the asset management sector."

The ISIS Investment Process


Research Team
Sector Stock Analysis
Fund Management Team
Stock Selection and
Portfolio Construction
Risk Management Team
Portfolio risk monitoring
Strategy Team
Macro-Economic View

ISIS

"The strategic goal for ISIS is to become a top 5 active investment manager in the UK over the next 5 years."

As a result of the RSAI acquisition we have added significant depth to our investment teams. In total, we now have around 120 investment professionals and we have taken steps to address our investment process, again looking to combine the best from both companies.

Our integrated investment process is focused on providing support to fund managers in three key areas: fundamental corporate analysis, tailored portfolios to individual client specific risk profiles, and understanding the global strategic and economic backdrop. We have also established a fund management culture which encompasses clear individual accountabilities within a strong team environment.

In addition, we have separated the business into distinct retail and institutional functions. This separation has been carried across other areas of the company, including fund management, marketing and sales, and allows a greater focus on the distinct and often differing requirements of our various customers.

The change to our investment approach was prompted by the disappointing performance that we have delivered to some institutional clients, particularly within equity portfolios, over recent years. In contrast, our bond team has continued to produce superior returns within a very difficult environment. We are confident that in the long-term, the additional expertise will lead to stronger investment performance, which ultimately is the key factor in driving organic growth.

ISIS

We have invested heavily in the communication of our brand promise: "ISIS is a new investment company for a new investment reality. You can trust us because we act responsibly, we focus on what we are good at and we don't over promise." Much of the communication has been through promotional activity and advertising using the strapline 'THIS IS REALITY'. Recent research undertaken by the Telegraph newspaper showed that we have already made significant ground in name recognition, with 25% of respondents recalling ISIS advertising.

Combining the existing product set with the new products acquired from RSAI has given us a number of competitive offerings with strong track records. In the retail market we have particular strengths in the core sectors of UK and European equities, corporate bonds, and fund of funds. During 2003, we will undergo a large fund rationalisation project to remove overlap in the collective fund ranges. We anticipate a final range of approximately 30 retail funds. We also have extremely strong offerings in the more specialist areas of Venture Capital Trusts, where we are the leading player in the market under the Baronsmead brand, as well as Investment Trusts and Socially Responsible Investment (SRI).

In the institutional market, the key strengths reside in our fixed interest, property and

"ISIS is a new investment company for a new investment reality. You can trust us because we act responsibly, we focus on what we are good at and we don't overpromise."

SRI propositions. In particular, an area of rapidly growing interest is our Responsible Engagement Overlay (*reo*®) programme. In 2001, we formed a venture with State Street Global Advisors (SsgA), with a *reo*® overlay being applied to index-tracking funds, allowing institutional investors to pursue social, environmental and ethical objectives without compromising their financial obligations. In recent months, significant new investors, including Shropshire County Council and John Lewis, have adopted this service and we anticipate an expansion of our overall relationship with SsgA.

In January 2003, Royal and SunAlliance Insurance Group plc also subscribed to our responsible engagement service, taking our *reo*® funds to in excess of £16 billion.








DAVID NEWBIGGING

OBE, 69, CHAIRMAN, INDEPENDENT DIRECTOR

Appointed a director in April 2001 and chairman in June 2001, having been an independent director of Friends' Provident Life Office from 1993 to 2001 and its chairman from 1998 to 2001. Chairman of the Investment Committee; member of the Nomination Committee.

Also chairman of Thistle Hotels Plc and Faupel Trading Group Plc, deputy chairman of Benchmark Group PLC and a director of Merrill Lynch & Co, Inc, PACCAR Inc., and Ocean Energy Inc. Chairman of The Council of Trustees of the Mission to Seafarers and deputy chairman of The Council of Trustees of Cancer Research UK.

Former appointments include chairman and chief executive of Jardine, Matheson & Co, Ltd, and chairman of Rentokil Group plc and Equitas Holdings Limited.

BEN GUNN

MA, FCII, 52, MANAGING DIRECTOR, FRIENDS PROVIDENT LIFE AND PENSIONS LIMITED

Appointed an executive director in June 2001 having been appointed an executive director of Friends' Provident Life Office from 2000 and managing director, Friends Provident Life and Pensions Limited in March 2001. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was managing director of London and Manchester Assurance and a group executive director. Joined London & Manchester in February 1996 from Hambro Countrywide where he was an executive director. Also a director of Pension Advisers Support System Limited, Pass Loans Limited and Pass Review Limited.

KEITH SATCHELL

BSC, FIA, 51, GROUP CHIEF EXECUTIVE

Appointed group chief executive and an executive director in June 2001 having been an executive director of Friends' Provident Life Office since 1992 and its chief executive since 1997. Member of the Investment and Nomination Committees. Joined Friends Provident from UK Provident in 1986. Appointed a divisional general manager in 1987 and managing director (business operations) in 1995. A non-executive director of ISIS Asset Management plc, which is 67% owned by the Company.

Also a member of the senior board of Banco Comercial Português SA and of the board of Swiss Mobiliar Cooperative Company and European Alliance Partners Company AG.

MARTIN JACKSON

BSC, FCA, 54, GROUP FINANCE DIRECTOR

Appointed an executive director in June 2001 having been appointed group finance director of Friends' Provident Life Office in October 1999. Member of the Investment Committee. Joined Friends Provident in September 1998 following the acquisition of London and Manchester Group plc where he worked for ten years, latterly as group finance director. He spent his early professional career with KPMG and subsequently worked abroad.

LADY JUDGE

BA, JD, 56, DEPUTY CHAIRMAN, SENIOR INDEPENDENT DIRECTOR

Appointed a director and deputy chairman in June 2001 (when her name was Hon. Barbara Thomas), having been an independent director of Friends' Provident Life Office from 1994 to 2001 and its deputy chairman from 1998 to 2001. Chairman of the Remuneration Committee and deputy chairman of the Investment Committee.

A former commissioner of the United States Securities and Exchange Commission. Executive chairman of Private Equity Investor plc, non-executive chairman of Axon Group plc and a director of a number of other public and private companies, including Capital Radio plc.

CHRISTOPHER JEMMETT

66, INDEPENDENT DIRECTOR

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Chairman of the Audit and Compliance Committee and member of the Investment and Remuneration Committees. An independent director of ISIS Asset Management plc (then called Friends Ivory & Sime plc) since February 1998 and its deputy chairman since May 1998.

Also a member of the Council of The Crown Agents Foundation. Former director and member of the executive committee of Unilever PLC and Unilever NV.















22

Moving **together** in the right direction

GRAHAM ASLET

MA, FIA, 54, DIRECTOR AND APPOINTED ACTUARY, FRIENDS PROVIDENT LIFE AND PENSIONS LIMITED

Appointed an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1988 and its actuary since 1987. Member of the Investment Committee. Joined Friends Provident as a graduate actuarial trainee in 1969, becoming assistant actuary in 1974, deputy manager, pensions department in 1979 and a general manager in 1987.

ALISON CARNWATH

BA, ACA, 50, INDEPENDENT DIRECTOR

Appointed a director in December 2002. Member of the Remuneration Committee. Non-executive chairman of The Vitec Group plc, a director of Gallaher Group plc and a director and audit committee chairman of Nationwide Building Society (from which she is to retire in July this year) and Man Group plc. Previously a managing director of the US investment bank, Donaldson, Lufkin and Jenrette International, before it merged with Credit Suisse Group in 2000. Formerly, a director of J Henry Schroder Wagg & Co Ltd, National Power plc, Arcadia Group plc and QA Group plc.

HOWARD CARTER

BA, MA, 51, CHIEF EXECUTIVE, ISIS ASSET MANAGEMENT PLC

Appointed an executive director in June 2001 having been appointed an executive director of Friends' Provident Life Office from 2000 and Chief Executive of ISIS Asset Management plc (then called Friends Ivory & Sime plc) in October 2000. Member of the Investment Committee. Joined Prudential Bache in 1984 as chief economist and director of gilt edged market making. Chief economist/manager, fixed interest at Friends Provident (1988 – 1995) and head of investments (1996 – 1998). Appointed chief investment officer of Friends Ivory & Sime plc in 1998.

THE RT HON LORD MACGREGOR OF PULHAM MARKET

OBE, MA, LLB, 66, INDEPENDENT DIRECTOR

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1998 to 2001. Chairman of the Nomination Committee and a member of the Audit and Compliance Committee.

Also a non-executive director of Uniq plc, Associated British Foods plc and Slough Estates plc and a member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands. A Conservative Member of Parliament 1974 – 2001 and a member of the government 1979 – 1994. This included several Cabinet posts including Chief Secretary to the Treasury. He is a member of the Committee for Standards in Public Life and a trustee of the Foundation for Business Responsibilities.

ROGER MORTON

MA, CPFA, ASIP, 67, INDEPENDENT DIRECTOR

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Member of the Audit and Compliance Committee. Trustee of the Joseph Rowntree Charitable Trust. Founder member and current chairman of the Committee of Reference, which independently determines the investment selection criteria for Friends Provident's Stewardship range of investment products and has a monitoring role for ISIS Asset Management plc's other ethical and environmental portfolios.

BRIAN SWEETLAND

LLB, SOLICITOR, ACoI, 57, DIRECTOR AND COMPANY SECRETARY

Appointed an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1995. Member of the Investment Committee. Joined Friends' Provident Life Office in 1974, becoming its Secretary in 1983. Responsible at board level for the Group's corporate services, group risk, governance (including corporate social responsibility) and health and safety. A non-executive director of ISIS Asset Management plc and Benchmark Group PLC, secretary and a trustee of the Friends Provident Charitable Foundation and a member of the Committee of Reference, which independently determines the investment selection criteria for Friends Provident's Stewardship range of investment products and has a monitoring role for ISIS Asset Management plc's other ethical and environmental portfolios.



"The additional capital improves our financial strength and has supported growth and diversification in the face of testing market conditions."

MARTIN JACKSON
GROUP FINANCE DIRECTOR

£2.6 billion
group embedded value

Financial reporting

Modified statutory solvency (MSS) is the basis required under legislation for reporting long-term insurance business results. It is an extension of the statutory requirement designed to demonstrate solvency.

The achieved profit basis has been developed by the Association of British Insurers and is a more realistic method of accounting for long-term business that fully recognises the shareholders' interest in the in-force portfolio. The achieved profit results are shown in the supplementary financial statements on pages 92 to 98.

Financial strength

2002 saw a continuation of volatile equity markets and a third successive year of falling market values, with the FTSE 100 index falling 24.5% in 2002 and 43.1% over the last 3 years. However, our financial flexibility has enabled us to manage our financial strength and ensure that statutory solvency requirements were met at all times.

In December 2002, Friends Provident plc successfully raised £290 million before expenses via an issue of convertible bonds due 2007, with a conversion price of 171 pence per share and a coupon of 5.25%. The capital was raised to refinance previous acquisitions, strategic investments and for general corporate purposes. The net proceeds of £284 million formed part of a net injection of £294 million into Friends Provident Life and Pensions Limited (FPLP), the main life and pensions company. After allowing for the injection, at the end of 2002 corporate assets held outside the Life & Pensions business were some £280 million, offset by a £290 million liability in respect of the convertible debt.

The additional capital improves our financial strength, increases the Free Asset Ratio (FAR) of FPLP, and has supported growth and diversification in both core businesses through acquisitions in the face of testing market conditions.

The impact of falls in equity markets have been partly mitigated by cuts in policy bonuses and other reductions in liabilities. The FAR, which represents the ratio of assets less liabilities (including actuarial reserves but before the required minimum solvency margin) expressed as a percentage of actuarial reserves for FPLP is estimated to have been 8.4% at the year end.

The statutory solvency calculation includes an implicit item representing future profits of £600 million and a stop loss reinsurance agreement to the value of £530 million with third party re-insurers, which has the effect



of reducing FPLP's statutory liabilities by this same amount.

The FPLP solvency calculation excludes the value of future profits from other life insurance subsidiaries and the value of an inadmissible item held by the With Profits Fund of FPLP comprising 40% of the future profits from certain business in force at the date of the demutualisation, which was valued at £329 million at 31 December 2002.

The With Profits Fund showed a deficit at the year end of £350 million on a statutory basis. This deficit was well covered by statutory surplus in the Non Profit Fund. On a realistic basis, and after providing for the cost of guaranteed benefits calculated on a stochastic basis, the With Profits Fund is able to meet its obligations to policyholders in accordance with the Principles of Financial Management established when the company was formed. The With Profits Fund is run on mutual lines and there is no orphan estate. The Group's balance sheet on a realistic basis shows a significant surplus of assets over liabilities.

The financial strength credit rating of FPLP from Standard & Poor's was maintained at AA- (very strong) throughout the year albeit with a change in outlook to negative against the background of a negative outlook for the UK Life industry. The Moody's rating was downgraded from Aa3 to A2 (stable outlook) as part of Moody's review of the life insurance industry and a number of our UK competitors experienced similar downgrades.

At the end of 2002, the With Profits Fund was invested 45% in equities and property and the balance in fixed interest and cash. The level of equity investment was reduced over the year through a combination of equity market movements and active investment decisions taken in the interest of prudent management of the With Profits Fund.

Achieved profit results

Operating profit before amortisation of goodwill, operating exceptional items and tax for 2002 was £305 million. The decrease from £321 million in 2001 is mainly due to the effect of an adverse change in operating assumptions, as explained more fully below. Within the overall result, Life & Pensions achieved operating profit before operating exceptional items and tax was £247 million (£249 million in 2001). The components of profit are discussed below.

The contribution from new business was £66 million (£54 million in 2001 on a comparable basis), before allowing for the cost of solvency capital and the pension service charge on an FRS17 basis. The increase is primarily a result of growth in investment bond and pensions new business volumes and improved margins on annuity business. The new business margin increased to 17.5%, from 15.7% in 2001.

The expected return on shareholders' net assets within the life and pensions companies was £98 million. This compares with £50 million in 2001. The increase is primarily a result of the injection of some £1.2 billion at the time of demutualisation which occurred mid-way through 2001. At the end of 2002, these net assets were still £1.2 billion, with falls in values as a result of the weak equity markets and the purchase of Royal & SunAlliance International Financial Services being offset by surplus arising from the in-force Life & Pensions business and the injection of holding company assets.

The effect of changes in operating assumptions has reduced profit by £30 million. This includes changes in assumptions to allow for increased longevity, which has a negative effect in relation to annuities (£56 million) but a positive effect for term assurance. Allowance for increased lapses, primarily mortgage endowment business, was offset by the release of a provision for the impact of additional lapses following demutualisation. The allowance for increased lapses more closely reflects recent lapse patterns.

Development costs were £27 million, down from £30 million in 2001. This is mainly expenditure on the development of advanced electronic trading systems, e-commerce related activities and enhancement of customer service through our Friends Achieving Customer Excellence programme.

The Asset Management profit was £23 million for 2002 (£27 million for 2001). During 2002, the Asset Management business was

"New business margins increased to 17.5%."

expanded by the acquisition of the Royal & SunAlliance asset management business. Although assets under management have increased as a result of the acquisition of Royal & SunAlliance Investments, increased revenue has been offset by interest payments on a loan from FPLP to fund the purchase. Additionally, declining equity markets have depressed revenues.

Modified statutory solvency result and dividend

Operating profit before amortisation of goodwill, operating exceptional items and tax for the year to 31 December 2002 was £355 million. This compares with £140 million for the half year to 31 December 2001. The comparative difference in profits was mainly due to a weakening of the liability valuation basis in the light of investment market conditions in 2002, which has had the effect of accelerating the recognition of profits which would otherwise have emerged in later years. Under the demutualisation scheme, surpluses arising for shareholders from certain business in-force at the date of demutualisation are calculated on an unmodified statutory solvency basis and are therefore subject to some additional volatility. The total dividend for 2002 of 7.25 pence per share (including the proposed final dividend of 4.8 pence per share) represents a comparative increase of 3.6% over the annualised dividend of 7 pence per share for 2001.

Shareholders' funds

The shareholders' funds on an achieved profit basis at 31 December 2002 were £2.6 billion (down from £3.5 billion at the end of 2001). This is represented by the group embedded value and comprises £1.2 billion of shareholders' invested net assets, £1.2 billion value of in-force Life & Pensions business and £0.2 billion market value of the Asset Management business. At 31 December 2002, the shareholders' invested net assets were invested broadly in a mix of equities (65%), and fixed income securities and cash (35%), the mix having moved in line with markets over the year.

The group embedded value was adversely affected by £727 million in 2002 arising from the variation from the longer-term investment return and the effect of economic assumption changes. These items are shown separately in the profit and loss account on an achieved profit basis. The adverse variation from the longer-term investment return was £848 million before tax, and £614 million after tax. The reduction in embedded value of £614 million includes the difference between the actual and expected return on the shareholders' invested net assets (£340 million), the effect on the value of in-force Life & Pensions business of lower equity market levels (£150 million) and additional changes to With Profit assumptions (£150 million). As well as the impact of reductions in bonuses, the latter includes £40 million to reflect the cost of temporary notional support to the With Profits Fund. This arises from the use of lower future investment return assumptions than the risk discount rate. There was a positive contribution from higher than expected returns from fixed income securities on assets backing pension annuities (£60 million). The adverse effect of economic assumption changes was £161 million before tax, or £113 million after tax and is mainly the impact of lower long-term rates used in the valuation of pension annuities. Embedded value per share at the end of 2002 was 150 pence.

Pension schemes

The Group operates one principal defined benefit scheme, and two smaller schemes. The market value of the assets at 31 December 2002 was over £500 million. The principal defined benefit scheme moved into a deficit of £14 million, which is less than 3% relative to the market value of the assets. As the deficit is relatively small, it is anticipated that no contributions will be made to the principal scheme in 2003.

Funds under management

Funds managed by ISIS were £60.1 billion at 31 December 2002. These include £25.8 billion relating to the Friends Provident Life & Pensions business. During the year, the Life & Pensions business had a cash inflow from policyholders of £3.0 billion offset by £3.0 billion of claims paid.

Operating expenses

Operating expenses for our Life & Pensions business in 2002 excluding the change in deferred acquisition costs were £412 million, compared with £364 million in 2001. The increase resulted primarily from additional endowment compensation and related expenses (£26 million), higher commission paid (£6 million) and expenses in relation to the acquired international business

"The total dividend is 7.25 pence per share."

(£6 million for the 5 months since acquisition). Underlying operating expenses have therefore been kept under tight control.

Borrowings

Following the issue of £290 million of convertible debt in December 2002, the Group's long-term borrowings were £556 million at the end of the year.

Management of financial risks

The Group has an established process for identifying and managing risks. These include financial risks, the main ones are as follows:

Investment risk

This is reviewed regularly by the Investment Committee and senior management with particular attention paid to overall investment strategy and asset and liability management, including the monitoring of counterparty credit risk, interest rate risk and investment performance. Counterparty risk is covered by collateral, where appropriate. Investment performance is measured by comparison with appropriate benchmarks for individual funds. Derivative instruments are used to facilitate efficient portfolio management and to reduce investment and interest rate risk including that arising from guaranteed annuity options. All derivative transactions are covered by cash or corresponding assets and liabilities. Derivative positions are regularly monitored.

Asset and liability management for all insurance subsidiaries is especially important when equity market levels are low. In particular, there is regular monitoring of the sensitivity to equity market falls and appropriate active management of the capital position and statutory solvency of the main life and pensions company. This includes separate consideration of the Long Term Fund, and the With Profits Fund realistic balance sheet. With Profit policyholders of FPLP share in the investment profits and losses of the With Profits Fund of FPLP. The fund is run on a mutual basis and is managed so that on a realistic basis the assets and liabilities are in balance, with the liabilities including an allowance for the stochastic costs of guaranteed benefits. Therefore, if policyholder investment values reduce, discretionary policyholder payouts will also be reduced and if they rise the increase will be paid out as additional final bonuses. This is consistent with the principles of Financial Management established when FPLP was formed.

The assets backing the With Profit liabilities are reviewed regularly and appropriate actions such as changing the proportion of equity investments and amount of policyholder payouts are taken. Where policy guarantees are worth more than the underlying investment values, this cost is met by the With Profits Fund. Payouts are now targeted at 100% of the underlying investment values after allowing for the anticipated cost of guarantees.

Insurance risk

This is controlled using delegated authorities through product pricing and underwriting procedures at both the new business and claims stages. Product pricing is based on assumptions, for example relating to expenses, mortality and persistency, that reflect past experience and anticipated trends. Underwriting exposures are also limited through careful selection of risk and reinsurance.

Transaction risk

Financial transactions, including those relating to day-to-day liquidity management, investment pricing, payments to suppliers and policyholders and collection of premiums are controlled using laid down procedures that seek to minimise the risk of error and fraud.

Business risk

The overall financial position of the Group's businesses is monitored through regular reports to the Group Board from the Group Finance Director. This includes reviewing the Group's embedded value and balance sheet position. There is a comprehensive business planning and monitoring process for measuring progress against budget. The Appointed Actuary reports on specific actuarial matters relating to the long term insurance business, including reports on statutory valuations, bonus recommendations, realistic balance sheet and financial condition.

Martin Jackson

MARTIN JACKSON
GROUP FINANCE DIRECTOR

We are committed to applying high standards of environmental and social responsibility to every area of our business.

making a difference

Last year we described the in-depth review we had undertaken to refresh our approach to corporate social responsibility (CSR) and set out our objectives and targets for 2002. This report provides a summary of our progress in 2002 and our performance against those objectives. A full CSR report is available on our website at www.friendsprovident.com along with our business principles and policies.

Our system for managing CSR has been further developed during 2002. The director responsible for CSR issues chairs a Group-wide CSR Steering Committee whose membership comprises senior managers from across the Group, including the full-time CSR Manager. Roles and responsibilities have been clearly defined and CSR performance targets are routinely set and reviewed annually. We also have enhanced our system of internal control to verify our approach to key CSR-related business risks and to provide assurance to the Board that these risks are being properly identified, assessed and managed at all levels throughout the Group.

Using our staff intranet, we commenced an internal programme of communication to train and educate our staff, including advice on ways they can help the environment while at work or at home. This programme also aims to align local initiatives with our corporate objectives. We continue to advocate CSR more widely through our support for the United Nations Environment Programme and by subscribing to the London Principles.

Socially Responsible Investment

While we work hard to reduce any negative environmental impacts that may be caused by our business operations, our greatest positive impact is made indirectly through responsible investing and this has two main strands. First, customers who choose to invest in our Stewardship range of products can be confident that their money will only be invested in companies that have been screened by an independent Committee of Reference to ensure that they benefit the world and its people and keep their negative impacts low. Stewardship was the first retail fund of this kind launched in the UK in 1984 and we remain the market leader, managing approximately £1 billion of such investments. Even more significant is **reo®**, which stands for responsible engagement overlay, a state-of-the-art system developed and operated by our Asset Management business to help companies in which we invest bring about positive change. Through **reo®**, our team of twelve experts engage with companies on issues such as corporate social responsibility and governance, environmental management and reporting, climate change, sustainable forestry, labour standards, bribery and corruption and human rights.

reo® is applied to nearly all the equity investments made on behalf of the customers of our Life & Pensions business. From 2002, quarterly reports are produced detailing **reo®** activity and case studies are available via our Asset Management business's website: www.isisam.com. We also exercise our considerable influence as a major shareholder in many companies by using our votes



making a positive impact

to encourage companies to adopt effective corporate governance practice. An analysis of our voting record is also included in the reo® reports.

In 2002 we launched the Stewardship International Fund, a medium/high risk ethical fund, providing an opportunity to invest in companies in global markets whose operations make a positive contribution to society. Companies that appear to be harming the world, its people and its wildlife are screened out.

Marketplace

In February 2002 we were accredited under the Raising Standards quality mark scheme, recognising the quality of our customer service and the clarity of our product literature. Checking the CSR credentials of our key suppliers continues to be our practice. For example, earlier in the year we identified an opportunity to significantly increase the proportion of paper we use with a 50% recycled content; our paper is already 84% total chlorine free, the remainder being elemental chlorine free. However, we deferred placing the order with the supplier until they achieved ISO 14001 accreditation.

Community

Our main charitable giving is channelled through the Friends Provident Charitable Foundation, a charity with wide grant-making powers. We also seek to build relationships in the communities local to our offices. We partner Barnardo's in an initiative called Future Citizens, promoting citizenship to 11-14 year-old students across the country as part of the new curriculum for secondary schools. Through our Volunteer Reading Scheme, our staff are given time to visit schools to help 5-11 year-olds develop their reading skills. Through Partners in Leadership, we match senior managers to local head teachers for their mutual development.

Through our sponsorship of Southampton Football Club we continue to run the Friends Provident Fair Play Awards and in 2002 have supported a new initiative, 'Racism Just Ain't Saintly' with Southampton FC and Southampton City Council to tackle the ongoing challenge to keep racism out of football.

Workplace

The culture we have created for our people made us one of the Sunday Times Best Companies to Work For in 2001 and 2002 and this year, one of the 50 Best Workplaces in the UK. While ensuring that the needs of our customers come first, we help our people optimise their worklife balance through homeworking, term-time working, job sharing and a flexible approach to when and how they work their 35-hour (average) week. We are an 'equal opportunities' employer and our workforce is broadly representative of the gender and ethnic demographics of the areas in which we operate. At our four main sites and six of our thirteen smaller sites, and without any form of positive discrimination, the

> "Ethical principles have been at the heart of our business since its foundation. This long running commitment to corporate responsibility differentiates our business from others."

PERFORMANCE AGAINST 2002 OBJECTIVES/TARGETS AND 2003 TARGETS

☑ TARGET ACHIEVED ☒ TARGET NOT ACHIEVED

Area	Objective	2002 Targets	2003 Targets
CSR Management System	Further develop our management system	☑ Development of internal verification process ☑ Finalise CSR corporate governance structure ☑ Increase Business in the Environment index of corporate environmental management score	Improve BitC CR Index Management Score
Socially Responsible Investment	Use our influence to protect and enhance the wider environment	☑ Achieve 25 significant ***reo**** successes ☑ For the UK companies we invest in, we will always (100%) exercise our right to vote.	Achieve 32 significant ***reo**** successes Continue to vote 100% of shares held in the UK companies we invest in
Property Portfolio	Manage the risks and reduce the impacts associated with our property portfolio	☒ Increase the Property Environment Group/Business in the Environment overall benchmark score by 5%	Achieve top 3 placing in peer group in the Property Environment Group/Business in the Environment benchmark
Suppliers	Work with suppliers to improve the social and environmental performance of our supply chain	☒ Enhance procurement procedure ☑ Commence programme of improving the performance of the products/services we buy	Enhance procurement procedure Ensure Supplier Statement is applied to all priority suppliers
Emissions	Reduce the consumption of energy and the environmental impact of inter-office travel	☑ Reduce CO_2 emissions associated with energy use by 3% at targeted sites ☑ Promote alternatives to inter-office travel	Reduce CO_2 emissions associated with energy use by 80% at targeted sites Extend existing measure to include all sites Develop a Green Travel Policy
Waste	Reduce waste generation at our operations and promote recycling and re-use. Seek to avoid the use of substances that may cause harm to the environment	☑ Establish an aggregate measure of waste generated by our operations ☒ Introduce measures to reduce paper consumption ☑ Remove 100% of Halon 1301 over three years	Further increase % of waste recycled by 1% Introduce measures to reduce paper consumption by 1% Remove all Halon 1301.
Charitable Giving	Increase staff involvement in community investment		Increase percentage of staff participating in GAYE to 10%
Turnover & Absenteeism	Continue to manage the downward trend in staff turnover and absenteeism		Staff turnover not to exceed 11%. Absenteeism not to exceed 2.8% of working time
Diversity	Mirror the ethnic mix of the communities from which we draw our employees		Continue to mirror the ethnic mix of the communities from which we draw our employees

percentage of our staff from a minority ethnic group is higher than in the local community. We promote diversity through Business in the Community's 'Opportunity Now' and the Equal Pay Commission and we maintain a close relationship with the trade union, Amicus, when dealing with employee-related business issues.

We continue to provide our staff with the opportunity to participate in a final salary pension scheme and access to SAYE and incentive schemes through which they can share in our success. We routinely seek the views and opinions of our staff through our Staff Opinion Survey and we monitor and set improvement targets for staff turnover and absenteeism. Our commitment to health and safety is recognised through the Bronze Award (2000) and Silver Award (2002) for Occupational Safety issued by the Royal Society for the Prevention of Accidents.

The environment

Climate change is perhaps the biggest environmental problem facing the planet today and we recognise that the electricity we burn and the emissions from our company cars have a direct impact. Based on DEFRA (Department for Environment, Food and Rural Affairs) guidelines, emissions from gas and electricity at our Head Office sites amounted to 5,650 tonnes CO_2 in 2002 (7,275 tonnes CO_2 2001). From October 2002, and at no additional cost to our shareholders, we negotiated contracts to supply the majority of our electricity from renewable sources for the next two years, which will reduce our total energy-related emissions in 2003 even further.

Emissions from company cars amounted to 3,794 tonnes CO_2 in 2002 (6,074 tonnes CO_2 2001). We have now introduced a campaign to reduce inter-office travel and LPG converted vehicles are now available as an option when replacing company cars. Additionally, in 2002 we upgraded our video-conferencing facilities, promoting video/tele-conferencing to all staff as part of our policy to cut down on business travel.

Our other major direct impacts result from the paper and water we use and the waste we produce. We established a measure for plain paper use, 54 million sheets in 2002 (57 million sheets in 2001) and have set a target to reduce this amount by 1% in 2003. Our water usage at Head Office sites was 34.8 litres per employee each day (36.8 litres/employee/day in 2001) and our aim is to reduce this consumption further through the continued operation of good housekeeping measures. We produced 910 tonnes of waste in 2002 (1,030 in 2001) of which 32.4% (29.6% in 2001), mainly paper and plastic cups, was recycled.

Ethical principles have been at the heart of our business since its foundation in 1832 and we believe this long running commitment to corporate social responsibility differentiates our business from others. As the director responsible for CSR, I am, therefore, delighted to be able to report such solid progress in meeting our responsibilities during 2002.

For the Board

BRIAN SWEETLAND
DIRECTOR AND SECRETARY

All figures and targets relate to Friends Provident Life and Pensions unless otherwise indicated.

The directors present their report to shareholders for the financial year from 1 January 2002 until 31 December 2002. This report, the directors' reports on corporate governance and remuneration that follow and the financial statements will be laid before the Annual General Meeting.

Annual General Meeting

A separate document, the Notice of Annual General Meeting 2003, convening the Annual General Meeting of the Company to be held at Novotel London Euston, 100-110 Euston Road, London, NW1 on Thursday 8 May 2003 at 11.00 a.m., has been sent to all shareholders and contains an explanation of the business before that meeting.

Principal activities

Friends Provident plc is the holding company of the Friends Provident Group of companies and is currently a constituent of the FTSE 100. The Group has two core businesses, life and pensions and asset management, whose principal activities are the provision of retail financial services, chiefly long-term insurance business and asset management. The life and pensions business operates primarily in the UK and in selected international markets, the latter serviced through a subsidiary life assurance company in the Isle of Man and a branch operation in Guernsey. The asset management business is undertaken through ISIS Asset Management plc, a 67% owned, listed subsidiary company. Particulars of the main subsidiary and associated undertakings are given on page 91.

Statement of going concern

After making enquiries, the directors are satisfied that the Company and the Group have adequate resources to continue to operate as a going concern for the foreseeable future and have prepared the financial statements on that basis.

Results and business review

The Board seeks, through the Report & Accounts, to present a balanced and understandable assessment of the Group's position and prospects. The Group's results for the financial period are shown in the consolidated profit and loss account on pages 50 and 51. A review of the financial year and future developments are covered in the Chairman's Statement, the Group Chief Executive's Review and the other business and financial reviews that precede this report.

Dividend

The directors are recommending a final dividend for 2002 of 4.8 pence per share, payable on 30 May 2003 to all holders of ordinary shares on the register of shareholders at the close of business on 22 April 2003. The dividend for the year, including the interim dividend of 2.45 pence per share paid in November 2002, amounts to 7.25 pence per share. The total cost of dividends for 2002 will amount to £125 million. The intention is for interim dividends to be paid in November and final dividends to be paid in May each year. The interim dividend will represent approximately one third of the anticipated total dividend.

Convertible bonds

On 11 December 2002, the Company issued £290m of 5.25% convertible bonds that carry the right at any time before 5 December 2007 to convert into fully paid ordinary shares of the Company at a price currently equal to £1.71 per share. The net cash proceeds of the issue were used to refinance certain recent acquisitions and strategic investments and for general corporate purposes. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed at par on 11 December 2007.

Purchase of own shares

The company is, until the date of the next Annual General Meeting, generally and unconditionally authorised to buy back its own ordinary shares up to 10% of its issued share capital at 4 March 2002 (171,040,827 shares). No such purchase has been made and none is currently intended.

Share capital and directors' interests

At 3 March 2003, the authorised share capital of the Company was £250 million divided into 2,500 million ordinary shares of 10p each, of which 1,721,921,688 shares having a nominal value of £172,192,168.80 have been issued. On 1 January 2002, the number of ordinary shares in issue was 1,710,408,275. On 2 August 2002, a further 11,513,413 ordinary shares were issued under the Preferential Offer made on the flotation of the Company under which one free bonus share was agreed to be issued for every complete 20 ordinary shares bought on 9 July 2001 and continuously held until 9 July 2002.

Details of the shares under option as at 31 December 2002, and shares issued during the financial year ended 31 December 2002, are given in note 21. The interests of directors in the shares of the Company and its subsidiaries are shown in note 38. Details of directors' interests in options are contained within the Remuneration Report on page 42.

Directors

Details of Board members at the date of this report are set out on pages 24 and 25. All directors appointed on or after 6 June 2001, when the current Articles of Association of the Company were adopted, must be elected at the Annual General Meeting following their appointment and thereafter must seek re-election at least every three years. Sufficient biographical details to enable members to take an informed decision about continuing directors are contained on pages 24 and 25. The directors retiring by rotation at the Annual General Meeting are Ben Gunn, Martin Jackson and Christopher Jemmett and, being eligible, offer themselves for re-election. Alison Carnwath, who was appointed as a director on 19 December 2002, will retire at the Annual General Meeting and, being eligible, will offer herself for election.

Other than their employment and service contracts, there were no contracts in existence during or at the end of the financial year in which a director of the Company was interested.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that financial period. In preparing those financial statements, the directors are required to:

- select the most appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed with any material departures being disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors confirm that they have complied with these requirements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Substantial shareholdings

At 3 March 2003 and in accordance with the provisions of section 211 of the Companies Act 1985, the Company had received notifications from Achmea Pensioen-en Levensverzekeringen N.V. and Banco Comerçial Português, S.A. of holdings in the Company's issued share capital amounting to 4.97% and 3.10% respectively.

Employees and equal opportunities

The Company aims to provide equal opportunities for all, without discrimination on the grounds of race, religion, marital status, age, sex, sexual orientation or disability in all our dealings with staff. We recruit and promote those best suited for the job. The Company respects the dignity of individuals and their beliefs. The Company does not tolerate any sexual, racial, physical or mental harassment of staff in the work place.

The Group has amongst its employees a number who are disabled. It gives full and fair consideration to applications for employment from disabled persons. In the event of employees becoming disabled every effort is made to maintain them in employment with appropriate retraining being arranged if necessary. It is the Group's policy that disabled persons should as far as possible be given the same opportunities for training, career development and promotion as other employees.

Employee involvement and communications

The Group is committed to its policy of encouraging employee involvement at all levels. The primary methods by which the two core businesses implement this policy are:

- management briefings/presentations and discussion through the management structure;
- the issue of a full range of employee communications via the Company's Intranet or other internal publication of relevant information, which inform staff of current issues/developments and progress;
- a Staff Forum in the life and pensions core business that encourages staff views and questions on a variety of subjects to be discussed with management;
- an established and regular staff opinion survey that encourages staff anonymously to present their views, thereby generating workplace and business improvements; and
- the establishment of effective working relationships with staff representative bodies.

The primary aim of all these activities is to ensure staff know the objectives and activities of the Company and the Group so that they can contribute fully to their continued success.

Additionally, staff are involved in each core business's, and through that the Group's, performance by way of participation in Inland Revenue approved all-employee share schemes specific to each core business: ShareSave Schemes (savings-related share option schemes) and Share Incentive Plans (formerly called All-Employee Share Ownership Plans).

Creditor payment policy

It is the Company's and the Group's policy to adhere to the payment terms agreed with individual suppliers and to pay in accordance with their contractual and other legal obligations. The Company has no trade creditors.

Charitable and political donations

Contributions to charitable organisations paid by the Group amounted to £301,927 (2001: £290,402), of which ISIS Asset Management plc donated £41,000 (2001: £6,500). The Company donated £250,000 to the Friends Provident Charitable Foundation. No political donations were made (2001: Nil).

Friends Provident Charitable Foundation

The Foundation is a registered charity created with the intention that it should be the vehicle through which the Friends Provident Group would contribute to charitable purposes after the demutualisation of Friends' Provident Life Office in 2001. The Company has undertaken to donate to the Foundation £250,000 annually for three years from 9 July 2001. Additionally, the Foundation will benefit by up to £20 million in July 2004, when the Company donates the sale proceeds from shares that have not been claimed by shareholders since July 2001. In this way, the Foundation will be endowed and its future grant-making intentions facilitated.

Auditors

Following the conversion of the Company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 23 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. Having indicated their willingness to continue in office, a resolution to appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

For the Board
B.W. Sweetland
Director and Company Secretary
4 March 2003

The Board

The Board sets the Group's strategy, which it then implements through its approval and regular monitoring of a business plan and budget prepared by the executive directors. This plan relates to the Group's two core businesses: life and pensions and asset management. Each core business is organised through a group of subsidiary companies, each group having a principal operating company: Friends Provident Life and Pensions Limited ("FPLP") for the life and pensions business and ISIS Asset Management plc ("ISIS", formerly known as Friends Ivory & Sime plc) for the asset management business. ISIS is 67% owned by the Group and is itself listed on the London Stock Exchange. The business plan specifies key developments towards the strategic objectives that are to be achieved by management within an agreed budget. At its monthly meetings, supplied with information which is both timely and appropriate, the Board deals with those matters specifically reserved for its decision, takes all material decisions affecting the Group, including acquisitions, sales, capital expenditure and financing and oversees and reviews the operation and achievements of the Group's activities. The boards of ISIS and FPLP (and other FSA regulated subsidiaries) also meet separately every month to monitor and direct the operations of those businesses.

The Board currently has twelve members: the chairman, the deputy chairman and four non-executive directors, all six of whom are independent, and six executive directors with significant insurance and financial services experience. Either directly, or through the operation of committees of directors constituted with appropriate written terms of reference and delegated authority, the Board brings an independent judgement on all issues of strategy, performance, resources (including key appointments) and standards of conduct. The Nomination Committee is currently, and with independent external advice, conducting a search for a further independent, non-executive director.

Directors

The non-executive directors' experience covers a broad spectrum and, coupled with the focus and experience of the executive directors, the Board is able to lead and give direction to the Group without any imbalance that may allow any individual or group of individuals to dominate its decision taking. Any director having a concern in this or any other regard may raise it with the chairman or deputy chairman, the recognised senior independent director. All directors also have access to the advice and services of the company secretary who ensures that Board process and leading corporate governance practice are followed. There is also an established procedure whereby individual directors, who consider it necessary in furtherance of their duties, may take independent, professional advice at the Company's expense.

Committees of the Board

Except for the Investment Committee, all committees of the Board are chaired by and have a majority of, or exclusively comprise, independent directors. The independent directors are those whose names are marked with an asterisk below.

The current composition of committees of directors, the first named being the chairman, is:

Audit and Compliance
Christopher Jemmett*, Lord MacGregor*, Roger Morton*;

Investment
David Newbigging*, Graham Aslet, Howard Carter, Martin Jackson, Christopher Jemmett*, Lady Judge*, Keith Satchell, Brian Sweetland;

Nomination
Lord MacGregor*, David Newbigging*, Keith Satchell;

Remuneration
Lady Judge*, Alison Carnwath*, Christopher Jemmett*.

Nominations to the Board

The Nomination Committee makes recommendations to the Board on all new Board appointments. There is a formal and transparent procedure to ensure that appointments are appropriate to the needs of the Group and the balance of the Board. New directors, following their appointment, are given a firm grounding in the regulation of the Group and the way in which it operates within the life and pensions and asset management sectors to provide them with a thorough appreciation of the Group's business, its corporate values and the standard of conduct expected of directors.

Reporting to shareholders

The Company places considerable importance on communications with shareholders and responds to them on a wide range of issues. It has an ongoing programme of dialogue and meetings with major institutional shareholders, where a wide range of relevant issues including strategy, performance, management and governance are discussed.

At its annual general meeting, the Company complies with the provisions of the Combined Code relating to the disclosure of proxy votes, the separation of resolutions and the attendance of committee chairmen. The timing of the despatch of the formal notice of the annual general meeting also complies with the Combined Code.

Statement of compliance with principles of the Combined Code

The directors consider that, except as, and for the reason stated in, paragraph 20 of the directors' report on remuneration, the Company has throughout the year ended 31 December 2002 and up to the date hereof been in compliance with the principles and underlying provisions contained or referred to in Section 1 of the Combined Code.

Internal controls: compliance position

The Board of the Company is ultimately responsible for the Group's systems of internal control and for reviewing their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

In accordance with guidance published in September 1999 by the Institute of Chartered Accountants in England and Wales – "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Guidance") – the Board confirms that there has been in place for the year under review, and up to the date of approval of the annual report and accounts, an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board to ensure it complies with the Turnbull Guidance and the ABI Disclosure Guidelines on Socially Responsible Investment, which focus on Social, Ethical and Environmental ("SEE") risks.

A Risk and Controls Liaison Committee ("RCLC"), the membership of which comprises executive directors and other senior managers of the Company, FPLP and ISIS, reviews operational aspects of the effectiveness of the systems of internal controls (covering financial, operational, compliance and risk management), particularly those that span the Group's two core businesses. The RCLC will bring to the attention of the Executive Committee of the Company, the Management Committee of ISIS, the Audit and Compliance Committees of both the Company and ISIS or other parties, as necessary or appropriate, details of known, material control weaknesses or significant risks and agreed actions to eliminate those weaknesses or mitigate the risks.

Membership of the Audit and Compliance Committee of the Company comprises only independent non-executive directors. The committee provides the principal medium through which the Board receives independent assurance on the Group's financial reporting process, internal controls and adherence to policies and procedures. It is through this medium that the Board seeks assurance on SEE matters. Committee meetings are normally attended by the external auditors, the Group chief executive, the ISIS chief executive and/or finance director, the Group finance director, the head of finance, the appointed actuary of FPLP, the director responsible for compliance, internal audit, risk management, governance, health and safety and corporate social responsibility and the head of compliance and internal audit. During 2002 the Audit and Compliance Committee met 3 times and, with the exception of Lord MacGregor, who could not attend one meeting, all members were present at every meeting.

The Board has reviewed the effectiveness of the Group's systems of internal controls. This is primarily achieved by the Company's Audit and Compliance Committee periodically receiving and reviewing reports from the compliance and internal audit functions within both core businesses. On an annual basis, the Company's Audit and Compliance Committee meets specifically to receive and review annual assessments from the compliance, internal audit and risk management functions before recommending to the Board the adoption of the Internal Controls statement.

Key elements of the Group's systems of internal controls are as follows:

Control environment

The Group is committed to the highest standards of business conduct and seeks to maintain these standards across all of its operations. The Group has in place appropriate procedures for the reporting and resolution of activities that do not meet the required standards of business conduct.

The Group has an appropriate organisational structure for planning, executing, controlling and monitoring business operations in order to achieve Group objectives. The structure is designed to provide clear responsibilities and control for key areas of the Group's business. Operational responsibility rests with the Group chief executive and is devolved through a documented executive structure with clearly delegated and appropriate levels of authority. Members of Group management are, therefore, accountable for the operation of the systems of internal controls within the Group's two core businesses.

As statements covering the system of internal controls within ISIS and its subsidiaries can be found in ISIS's annual report and accounts, the remainder of this statement focuses on the system of internal controls within the Group's core life and pensions business.

Risk identification

Members of executive management are responsible for identifying and evaluating the key risks facing their areas of the business. These risks are assessed at least quarterly and may be associated with a variety of internal or external factors including regulatory requirements, control breakdowns, disruption in information systems, competition and natural catastrophe. The Group Risk manager reports to the Board quarterly on the results of the review of key risks carried out by executive management. Internal audit reports to the Audit and Compliance Committee half yearly on the effectiveness of the controls that exist to manage the key risks.

The significant economic, business, legal and SEE risks facing the business have been evaluated and managed by this process. Examples of these could be failure to adhere to regulations of the Financial Services Authority ("FSA"), mis-selling, loss of key staff, the inappropriate handling of customer complaints, loss of support among Independent Financial Advisers, poor investment markets and a range of significant risks that could occur due to the business's failure to manage its direct and indirect environmental impacts.

The Board has reviewed and updated the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

Information and communication

Members of executive management participate in an annual strategic review that considers overall business direction and its financial implications. Individual business units prepare annual budgets and business plans that provide a basis against which actual results can be benchmarked. Assets, liabilities, investments and other relevant criteria are also monitored. Progress against plans is actively monitored and supported by regular forecasts, which, together with actual results, are consolidated and presented to the Board on a regular basis.

Through these mechanisms, the business's performance is continually monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

Risk Management Policy

The mission of the Group's risk management policy is "To manage responsibly and proactively the significant business, including SEE, risks that have the potential to impact the Group's current operational arena, while defining and accepting an appropriate level of risk that will allow the Group's two core businesses to flourish."

The Company aims to manage risk in a manner that will provide sustainable value by focusing on those matters that may impact or thwart the achievement of the Group's business objectives.

The Company believes that effective risk management should be part of the Group's behavioural culture, a state of mind whereby all employees consider their day-to-day work processes and identify new or existing activities that will increase the likelihood of achieving the many long-term business objectives at an acceptable level of risk.

The process of strategic and business planning is subject to the same principles as day-to-day processes and adopts the concept of risk management as part of its overall approach.

Control procedures

The business has implemented accounting policies, financial reporting processes and internal control procedures designed to safeguard policyholders' investments and the Group's assets. Measures taken include physical controls, segregation of duties and reviews by management. A process of self-assessment and hierarchical reporting has been established within the business and provides for a documented and auditable trail of responsibility and accountability.

Monitoring and corrective action

Group Risk monitors and reports the outcome of the self-assessment process to successive layers of management and ultimately to the Board.

The controls identified as part of the self-assessment process are reviewed by the internal audit function for accuracy, completeness and effectiveness. Planned corrective actions are independently monitored for timely completion and reviewed by the Audit and Compliance Committee.

Independence of auditors
The Board has in place rigorous systems for ensuring the independence, integrity, competence and professionalism of the Group's auditors and has satisfied itself that during the year no aspect of their work was impaired on these grounds. In maintaining a clear perception of independence and balancing that with the best interests of the Company, the Board has also considered the policy for awarding non-audit work to either of the Group's auditors.

The Company does not impose an automatic ban on any Group company's auditor undertaking non-audit work. The Group's aim is always to have any non-audit work involving accountancy firms carried out in a manner that affords full value for money. The contractor must not be in a position of conflict in respect of the work in question and must have the skill, competence and integrity to carry out the work in the best interests of the Company and the Group.

Any award of work to the auditors, irrespective of value, requires the prior approval of the Audit and Compliance Committee. The Committee considers whether the work:

- is so closely related to the statutory audit – for example, related assurance work, which would include FRAG 21 work, regulatory reports and tax compliance work; or
- is such that a detailed understanding of the Group is necessary – for example, due diligence and tax advisory work and work preparatory to a shareholder circular,

that, in the absence of any conflict of interest, it is in the best interests of the Group to have the work carried out by the auditors. It should also be remembered that audit firms have an internal control process that aims to eliminate conflict and ensure objectivity in dealing with clients. The auditors are specifically excluded from undertaking any assignment or work that would involve them either in auditing or reviewing their own work or in providing services that would require them to function as part of the management of the business.

The award of any other type of non-audit work will be the subject of a short list of appropriate providers if in excess of £50,000 (£30,000 for ISIS Asset Management plc) and the subject of a formal tender process wherever appropriate. Irrespective of the value of the contract, such work will always be awarded to the contractor who has the necessary skill, competence and integrity and offers the best value for money in the best interests of the Group.

The performance, independence, competence and cost of auditors are reviewed annually by the Audit and Compliance Committee. If the Committee considers it appropriate, the provision of audit services may be formally market-tested through a tender process involving those audit firms judged competent to meet the needs of the Group. The frequency of this market-testing will depend on the needs of the Group and prevailing leading practice.

Future developments
The Board believes that the controls in place during 2002 have been appropriate to the needs of the Group. Nevertheless, it is committed to the highest standards of governance and business conduct and will ensure that those controls continue to develop in line with the requirements of the FSA and leading practice. In particular, guidance published by the FSA suggests that further development may be needed to the structures in place for the identification, assessment and quantification of risk. Furthermore, the recommendations contained in the Higgs Review of the role and effectiveness of non-executive directors and the guidance offered to boards and audit committees in the report by Sir Robert Smith, both published in January 2003, are being considered by the Company with a view to timely and appropriate implementation. Any necessary changes will be made so as to ensure that the interests of the Group's customers and the Company's shareholders continue to be protected.

For the Board
B.W. Sweetland
Director and Company Secretary
4 March 2003

38 REMUNERATION REPORT OF THE BOARD

A. The Remuneration Committee (the 'Committee')

1. The principal purposes of the Committee are to:

   - Recommend to the Board the policy in respect of executive directors' remuneration
   - Ensure the Company's executive directors and the Group's senior executives are appropriately rewarded for their individual contribution to the overall performance of the Group and that their incentive arrangements are suitable and attractive
   - Demonstrate that the remuneration of the executive directors is set by a committee of the Board whose members have no personal interest in the outcome of its decisions and who will have due regard to the interests of shareholders
   - Make recommendations to the Board on the Company's framework of executive remuneration and its cost.

2. The Committee is chaired by Lady Judge and its other members are currently Alison Carnwath (appointed 19 December 2002) and Christopher Jemmett. Lady Judge and Mr. Jemmett were members throughout the year. John Whitney was a member of the Committee until his retirement from the Board on 25 April 2002. David Newbigging was appointed on 25 April 2002 and stepped down on 19 December 2002. The Board agreed that the appointment of Mr. Newbigging to the Committee was a temporary measure until such time as one or two additional independent non-executive directors were appointed to the Board, at which time the Chairman would review the composition of the Committee and make recommendations to the Board. The appointment of Mrs. Carnwath to the Board, and simultaneously to the Committee, is the first of such additional appointments to the Board. All members of the Committee are independent directors. The Committee has detailed, written terms of reference that it and the Board review annually. The Committee met 6 times in 2002 and every member attended each meeting.

3. To assist the Committee in its deliberations, it was provided with independent remuneration research undertaken by HayGroup, Tillinghast-Towers Perrin ("TTP"), and Watson Wyatt. PricewaterhouseCoopers ("PwC") have provided independent advice in relation to the Company's share schemes. PwC also provide audit services to the Company and specialist technical actuarial and tax advice for miscellaneous projects. According to the nature of the work, the Audit and Compliance Committee or the Committee approve all work undertaken by these specialist consultants who were appointed by executive management. The Board is satisfied that its advisers in respect of remuneration matters are independent.

B. Statement of the Company's policy on directors' remuneration

4. The Board's remuneration policy is that individual rewards and incentives should be aligned with the performance of the Company and with the interests of the shareholders, and that the emoluments of executive directors should be set at a level to ensure that these key employees are rewarded appropriately relative to competitors in order to attract, retain and motivate executives who are expected to meet challenging performance criteria. Within that policy, the Committee ensures that the Company's executive directors and other senior executives are fairly rewarded for their individual contribution to overall performance, determining on behalf of the Board, and with the aid of independent remuneration research, the specific remuneration packages for each of the executive directors. In designing schemes of performance-related remuneration and in preparing this report the Board and the Committee have complied with the provisions of the Companies Act 1985, the Combined Code issued by the Committee on Corporate Governance ("the Combined Code") and the Listing Rules of the UK Listing Authority.

5. The remuneration of the executive directors of ISIS Asset Management plc ("ISIS"), a separately listed, 67% owned subsidiary company, is fully disclosed in the directors' remuneration report of the board of ISIS. Howard Carter is the Chief Executive of, and is remunerated entirely by, ISIS; he is also a director of the Company. Accordingly, this report must include the disclosures required of the Company in respect of Mr. Carter. Such disclosures have already been fully made by ISIS in its report and accounts for the calendar year 2002, which can be viewed and/or downloaded from the ISIS website: www.isisam.com. Consequently, the majority of the rest of this report deals with the other five executive directors of the Company whose remuneration packages are determined by the Committee and any reference in this report to executive director(s) does not include Mr. Carter, except where such reference specifically includes him. It is the Company's policy to allow the board of ISIS and its remuneration committee, which now comprises only independent non-executive directors of ISIS, to determine the remuneration policy for the executive directors of ISIS.

C. The remuneration package of the executive directors includes the following elements:

6. **Salary.** The salaries of executive directors are determined by reference to external market research that reflects the salary variations that exist between their respective roles and also exist within comparator companies both inside and, as appropriate, beyond the financial services sectors of FTSE 100 and FTSE 250 companies. Salary levels are targeted on the median level of base salaries of the appropriate comparator groups or sectors, with individual salaries being then placed either side of the target level to reflect the personal contribution and experience of each executive director.

7. **Performance-related annual bonus.** The annual bonus scheme ('ABS') commenced on 1 January 2002 and can award up to a normal maximum of 50% of base salary in the calendar year in question, though the Committee has the discretion to vary the quantum, up to a maximum of 100% of base salary, to meet the demands facing the business. Any intention by the Committee to award more than 100% of salary will be subject to prior consultation with major shareholders and require shareholder approval. Awards are always at the discretion of the Committee and are based on personal achievement against individual Key Performance Indicators ("KPIs") set each year by the Committee and on Company performance against a results measure set annually by the Board to focus on the changing requirements and objectives of the business. The results measure set for 2002 and 2003 is by reference to achieved operating profit (which looks at earnings per share as an underpin), where performance within a predetermined range will determine the quantum of that element of the award, and usually accounts for 80% of the normal maximum. Performance against individual KPIs, which are challenging and, so far as possible, measurable, will account for 20% of the normal maximum. The two executive directors on the board of ISIS each have a proportion of their bonus (for 2002 and 2003, Keith Satchell: 20%; Brian Sweetland: 10%) determined by reference to ISIS's earnings per share in the year compared with the target for the year set by the ISIS board and accepted by the Committee, reducing the 80% figure accordingly. Mr. Sweetland's KPIs include some that are related to corporate social responsibility.

   It is not the policy of the Committee to award transaction bonuses.

8. **All-employee share schemes.** Executive directors participate in two Inland Revenue approved share schemes, the ShareSave Scheme (a savings-related share option scheme) and the Partnership Share element of the Share Incentive Plan (the "SIP", formerly the All-Employee Share Ownership Plan) on the same basis as other eligible UK employees.

9. **Share incentive schemes.** Executive directors participate each year in the Executive Share Option Scheme ("ESOS") and the Executive Long-Term Incentive Plan ("LTIP") on the basis of up to one times annual remuneration in aggregate. ESOS grants have an exercise price equal to market value, while LTIP grants have an exercise price of a nominal amount (10 pence per share). Awards under the ESOS or the LTIP are normally made in March each year; the first such awards having been made on 14 March 2002. Therefore, for all staff, including directors, granted options in 2002 and who continue in service, no grant can yet have become exercisable. The ESOS and the LTIP have been designed to ensure that a significant element of executives' remuneration is directly related to increases in shareholder value, with options becoming exercisable only if performance criteria requiring sustained improvement over not less than three years have been met. If the performance condition under the ESOS or the LTIP has not been met by the end of the third year, the period under which performance is measured may be extended, but only until the end of the fourth and fifth years and from a fixed base. The Committee does not intend to allow re-testing for future awards under the LTIP.

10. The ESOS and the LTIP replace the long-term executive incentive scheme that originated in Friends' Provident Life Office ("FPLO") (see paragraph 15 below).

11. Grants under the ESOS will, subject to annual confirmation by the Committee, use a performance condition based on total shareholder return ("TSR") over an initial three-year performance period when ranked against that of other companies who formed the FTSE 100 at the date of each grant. For below median TSR performance no options will vest; for TSR performance between the 50th and 1st places the options will vest on a straight-line basis between 51% for 50th place and 100% for 1st place. The TSR measure reflects the movement in the value of shares plus any dividends declared during the relevant period. It is, therefore, chosen as the performance measure for the ESOS as it is directly related to movements in shareholder value. The Committee will consider whether or not the current vesting rates remain appropriate.

12. Grants under the LTIP will in 2003, and for as long thereafter as the measure continues to be appropriate and is confirmed as such annually by the Committee, be based on the Group's pre-tax return on embedded value ("ROEV"), a key driver of shareholder value. The performance measure will be the average by which, over each of the three years of each performance period, the Group's pre-tax ROEV exceeds the risk discount rate used, on independent actuarial advice, for calculating the embedded value of the Group's core life and pensions business. The amount of the excess return determines the level of vesting. No options will vest unless average ROEV over each performance period exceeds a predetermined hurdle rate. The hurdle rate for options granted in 2002 has been set at 2.5% per annum above the risk discount rate. Of the options granted, 40% would vest if the ROEV exceeds the risk discount rate by 2.5% per annum, with straight-line increases in vesting until all options vest should ROEV at the end of the performance period exceed the risk discount rate by 4% per annum. ROEV is the chosen measure because it is designed to enable the LTIP to reward sustained improvement in the Group's underlying financial performance. The Committee will set the hurdle rate for options granted in future after it has received independent external advice on the percentage rates that are appropriate for that purpose.

13. Advice was taken from PwC about the expected value of the awards and the level of the challenge inherent in the targeted performance. PwC also advised on the relative values of ESOS options and LTIP grants so that the Committee could make awards in the ratio of 50:50 in terms of expected value. Accordingly, for 2002, a ratio of 2 option shares for each LTIP grant was applied. By combining awards under the ESOS and the LTIP and by using appropriate performance criteria, the Committee will ensure that the schemes' usage is part of a balanced and well thought out remuneration policy. The quantum of the award can be influenced by the desired positioning relative to the market in terms of overall package value, the desired mix between the elements of remuneration within a given package value, the limitations of best practice on grant levels for executive directors, the strength of the performance conditions applied in the schemes, and dilution limits to protect shareholder value. The dilution limits, which apply to all-employee (ShareSave and SIP) and discretionary (ESOS and LTIP) schemes and which have been applied to grants made to date, meet best practice guidelines: a ten year dilution limit for all schemes of 10% and, for discretionary schemes, 5%. The discretionary grants of ESOS and LTIP options made in 2002 represented 0.47% of share capital at the time. The plans allow for the use of newly issued shares or shares purchased in the market. The Committee is currently reviewing the approach to providing shares and will continue to keep such decisions under review.

14. ESOS grants are not restricted to executive directors but were in 2002 made to over 750 other staff. The total numbers to whom options were granted and the percentage of salary those options represented were as follows:

Number of staff receiving ESOS options in 2002	Percentage of salary
17	100%
58	75%
215	50%
409	25%
65	15%

15. **Long-term executive incentive scheme ('LTEIS').** Executive directors and certain other senior executives have participated in the LTEIS, a three-year bonus scheme that originated in FPLO when it was a mutual. This scheme was related to growth in the embedded value of the business over a three-year period (where the value comprises the future profits expected from the in-force business) and, with the benefit of independent advice from TTP, was restructured following the demutualisation of FPLO, with special transitional arrangements that were appropriate to a listed Group. The maximum entitlement under LTEIS schemes ending before 1 January 2003 has been 60% of basic salary at the starting date of each three-year scheme, subject to the proviso that benefits were payable only if the Committee was satisfied that the payments genuinely reflect the underlying financial performance of the business. The Committee has accepted the results for the 2000-2002 LTEIS as entitling participants to 15.75% of their salary at 1 January 2000. This means that the timing of disclosures made in this report reflect payments made under two LTEIS schemes and not one, as will be the case next year when the final scheme, the 2001-2003 LTEIS, terminates. This final LTEIS scheme will generate entitlements up to a maximum of 30% of each participant's basic salary at 1 January 2001, subject only to the above proviso, and will be payable in 2004, when the amounts will be disclosed. Any final payments under the 2001-2003 LTEIS will be made one year before any right to exercise options under the ESOS/LTIP can generally arise.

16. **Benefits.** In common with many financial services organisations, the Company provides a range of benefits to all its staff, some benefits being dependent upon seniority. The benefits disclosed for executive directors comprise the taxable value of a company car, private medical care and, for two directors, subsidised mortgage interest. All benefits are on the same basis as for other managers and staff.

17. **Remuneration and performance:** The elements of directors' contracts that are performance-related are annual and long-term bonuses and share options. Base salary is determined by reference to market conditions and performance, and other major benefits are directly related to base salary level. Making some reasonable assumptions about the results of the ESOS and the LTIP, the directly performance-related elements of the remuneration packages of the executive directors would, for on-target performance, represent around 50% of base salary.

18. **Termination:** Apart from Martin Jackson, whose situation is described in paragraph 20, the executive directors are subject to the same redundancy provisions as all staff within Friends Provident's life and pensions business. These provide a lump sum that depends on service, salary level and, to some extent, age, up to a maximum of two years' salary (after minimum service of 28 years and generally more) and, for those over 50, an immediate pension calculated on service to the date of termination but without actuarial reduction. Departing directors are required to mitigate loss.

D. Performance Graph

19. The graph below demonstrates the performance of the Company based on TSR compared with the performance of the TSR for the group of companies who formed the FTSE 100 index of companies as at 9 July 2001. The graph shows performance for the Company's first two reporting periods since listing on the London Stock Exchange on 9 July 2001. The FTSE 100 companies have been chosen for the comparative index because they represent similar sized companies in a variety of sectors including a number of companies in the financial sector. It is also the group against which TSR is measured for the purposes of the Executive Share Option Scheme.


120
100
80
60
40
20
0
9 July 01
31 Dec 01
30 June 02
31 Dec 02
Friends Provident plc
FTSE 100

During the period from 9 July 2001 to 31 December 2002, Friends Provident's TSR has always been close to that of the FTSE UK Life Assurance sector and has slightly outperformed it over the whole period.

E. Service Contracts

20. All executive directors have substantially identical contracts that date from 25 April 2001. All executive directors are subject to re-election every three years. Graham Aslet and Howard Carter were re-elected at the last AGM. Salary apart, the only differences are in pension provision and these are set out in paragraphs 30 to 32 below. Four of the five executive directors have a rolling contract of employment with a notice requirement of twelve months from the employer and six months from the employee. Martin Jackson was appointed a director of FPLO on 1 October 1999 and has special entitlements on leaving employment. He was formerly employed by London and Manchester Group plc ("LMG") on a rolling two-year contract that FPLO agreed to honour as it was considered to be in the best interests of FPLO to ensure the smooth integration of its acquisition in 1998 of LMG. In June 1999, FPLO entered into a new contract with Mr. Jackson. Under it, FPLO continued to honour Mr. Jackson's entitlement to pension provision, redundancy and twenty four months' salary continuation under his former LMG contract, using, for the latter two calculations, Mr. Jackson's pensionable remuneration at 30 September 1999 (£143,000, compared with his current basic annual salary of £240,000 from 1 January 2003) and his service to 6 April 2002 and, for the pension calculation, so much of 19.883 added years of service as shall not have already accrued at the time of his leaving service and half the remaining service to normal retirement, all as granted by his former LMG contract. As a consequence, and notwithstanding provision B.1.7 of the Combined Code, the Company continues to honour the provisions originally contained in Mr. Jackson's LMG contract as above.

F. Amount of directors' emoluments and compensation in the relevant financial year

21. The emoluments of all directors in respect of their services to the Group were:

	2002 £000	2001 £000
Executive Directors		
Management salaries and benefits in kind	**1,554**	1,426
Long-term incentive scheme payments	**669**	717
Amounts receivable under annual bonus schemes	**509**	802
Pension contributions to money purchase schemes	**52**	43
Compensation for loss of office paid to former directors	**316**	323
Non-Executive Directors		
Main Board fees (excl. VAT)	**339**	410
Other emoluments (excl. VAT)	**121**	118
	3,560	3,839

22. At 31 December 2002 five directors (2001: six) were members of the Company's principal defined benefit scheme for staff, the Friends Provident Pension Scheme ("FPPS"), which is currently non-contributory. Howard Carter was a member of that scheme until 30 December 2001. With effect from 31 December 2001 there was a transfer of part of the FPPS to a similar ISIS scheme, the ISIS Asset Management Pension Fund, formerly the Ivory & Sime Retirement and Death Benefits Plan. As a consequence, Mr Carter's pension arrangements are now with that ISIS scheme. During the year, Mr. Carter was a member of a funded unapproved money purchase scheme, contributions to which are paid by ISIS (as stated in paragraph 25 below) in relation to the element of his base salary above the Inland Revenue earnings cap.

23. The total of salaries, benefits in kind, results-related payments and amounts receivable under long-term incentive schemes payable to executive directors includes £731,857 (2001: £686,802) in respect of the highest paid director. Pension contributions to money purchase pension schemes include £Nil (2001: £Nil) for the highest paid director. The highest paid director is a member of a defined benefit pension scheme (see below), under which the accrued pension to which he would be entitled from normal retirement date if he were to have retired at the year-end was £193,834 (2001: £171,578). All the elements in the table represent cash compensation apart from the figures shown in the Benefits column. The other non-cash benefits are in respect of pension provision – see paragraph 30 below.

24. The names of those directors proposed for election or re-election are contained in the Directors' Report on page 33.

G. Amount of each director's emoluments and compensation in the relevant financial year

25. The remuneration of each director in 2002 (with 2001 comparison) comprised:

	Salary and fees £000	Benefits £000	Long-Term Bonus (2001 cash) £000	Long-Term Bonus (2002 accrued) £000	Annual Bonus (2002 accrued) £000	Pension contri-butions £000	Loss of office £000	Total 2002 £000	Total 2001 £000
Executive									
G.K. Aslet	160	17	80	22	35			314	341
H. Carter	220	10			233	52		515	467
A.R.G. Gunn	228	15	74	25	53			395	303
D.M. Jackson	228	12	89	28	57			414	365
K. Satchell	390	26	180	50	86			732	687
B.W. Sweetland	220	20	93	28	53			414	402
Non-Executive									
A. Carnwath (app't 19.12.2002)	1							1	
C.M. Jemmett	81							81	73
Lady Judge	66							66	78
Lord MacGregor	44							44	56
R.F.H. Morton	56							56	52
D.K. Newbigging	198							198	202
Dr. W. Peiner (Res'd 31.12.2001)									31
J.N.B. Whitney (Ret'd 25.04.2002)	14							14	36
3 former directors							316	316	746

26. Explanatory Notes:

26.1 The amounts of bonus, by reference to the column headings in the tables above, include:

(a) Long-Term Bonus (2001 cash): These are payments under the 1999-2001 LTEIS. Annual growth during the three-year period ended 31 December 2001 was 13.4%. The threshold and maximum annual growth rates for this LTEIS were 7.75% and 11.75% respectively. Consequently, the maximum entitlement was payable. The calculation of Martin Jackson and Ben Gunn's entitlement under the LTEIS was split into two parts as their maximum entitlement increased from 30% to 60% when they became executive directors at 1 October 1999 and 1 July 2000 respectively.

(b) Long-Term Bonus (2002 accrued): These are payments under the 2000-2002 LTEIS. Annual growth during the three-year period ended 31 December 2002 was 9.3%. The threshold and maximum annual growth rates for this LTEIS were 8.25% and 12.25% respectively. Consequently, 26.25% of the maximum entitlement is payable. Mr. Gunn's payment reflects the above split in and change of rate of his entitlement on 1 July 2000.

(c) Annual Bonus (2002 accrued): These are payments under the ABS (see paragraph 7 above) where payments depend on individual performance against personal KPIs and business results measured against a pre-determined targeted range of achieved operating profit ("AOP") for 2002, the AOP range being regarded by the Board as price sensitive information. Bonus becomes payable when the minimum of the AOP range is achieved, with the amount payable increasing linearly until the maximum bonus becomes payable at the top of the range. The target bonus is half the normal maximum and becomes payable once the mid-range AOP is achieved. The actual AOP for 2002 meant that 40% of the pre-determined AOP range was achieved, with ABS payments reflecting that and individual performance against KPIs. For convenience, the annual bonus payable to Howard Carter (see paragraph 43) is also disclosed here in this table.

26.2 Former directors: Figures in respect of 2002 relate to Tom Pyne and, in 2001, to Mr. Pyne, Peter Jones and Tony Barnes. Awards made as compensation for former directors are explained in section H below, 'Compensation for past directors' (paragraphs 37 to 40).

26.3 Alison Carnwath has, since October 2000, been an independent, non-executive director of ISIS Equity Partners plc ("ISISEP"), a private equity business and a wholly owned subsidiary of ISIS. Since July 2002, as the chairman of ISISEP's Investment Committee, she is entitled to receive from ISISEP an annual fee of £40,000 and a share of the investment returns, in excess of 8% pa net of costs ("the carry arrangements"), paid to the participants in a private equity 10-year limited partnership that commenced in 2002. Mrs. Carnwath will receive 2% of the amount paid to ISISEP under the carry arrangements. Nothing is expected to be paid before 2010. The Company will disclose all sums paid in its financial statements.

26.4 Christopher Jemmett's fees include £28,000 (2001: £25,000) as a non-executive director of ISIS and chairman of its Audit and Compliance Committee, the appointment to that board being by virtue of the Company's nomination.

26.5 Non-executive directors' remuneration includes an amount of £66,000 (2001: £78,000) which is subject to VAT (not included in the table opposite) and payable to BT Consulting in relation to the services of Lady Judge as a director.

26.6 Roger Morton's fees include £14,267 (2001: £16,138) received from ISIS for his role as chairman of the Stewardship Committee of Reference.

26.7 David Newbigging's fees include £45,000 (2001: £42,500) as the non-executive deputy chairman of Benchmark Group PLC and chairman of its remuneration committee, the appointment to that board being by virtue of the Company's nomination.

27. The executive directors participate in the three-year LTEIS, the terms of which are described in paragraph 15 above. The LTEIS scheme will terminate on 31 December 2003.

1999-2001 LTEIS	2000-2002 LTEIS	2001-2003 LTEIS
Payments shown in the Bonus (2001 cash) column of the Remuneration Table	Maximum payment of 60% (on target 30%) of salary at 1 January 2000 dependent on growth in the value of the business and its underlying financial performance, as determined by the Committee	Maximum payment of 30% of salary as at 1 January 2001 dependent on the underlying financial performance of the business, as determined by the Committee

	Options at 01.01.02	Granted during year	Exercised during year	Lapsed during year	Options at 31.12.02	Exercise price (pence)	Earliest exercise date	Latest exercise date
G.K. Aslet								
ShareSave 2001 (28.1)	5,381			5,381		180.00	01.08.04	01.02.05
ShareSave 2002 (28.2)		15,358			15,358	107.76	01.10.07	01.04.08
SIP 2001 (28.3)	666		1,113			134.75	09.07.02	09.07.02
SIP 2002 (28.4)		1,059			1,059	141.65	05.09.03	05.09.03
ESOS 2002 (28.5)		82,051			82,051	195.00	14.03.05	14.03.12
LTIP 2002 (28.6)		41,025			41,025	10.00	14.03.05	14.03.12
Total	**6,047**	**139,493**	**1,113**	**5,381**	**139,493**			
A.R.G. Gunn								
ShareSave 2001 (28.1)	9,375			9,375		180.00	01.08.06	01.02.07
ShareSave 2002 (28.2)		15,358			15,358	107.76	01.10.07	01.04.08
SIP 2001 (28.3)	666		1,113			134.75	09.07.02	09.07.02
SIP 2002 (28.4)		1,059			1,059	141.65	05.09.03	05.09.03
ESOS 2002 (28.5)		116,667			116,667	195.00	14.03.05	14.03.12
LTIP 2002 (28.6)		58,333			58,333	10.00	14.03.05	14.03.12
Total	**10,041**	**191,417**	**1,113**	**9,375**	**191,417**			
D.M. Jackson								
ShareSave 2001 (28.1)	5,381			5,381		180.00	01.08.04	01.02.05
ShareSave 2002 (28.2)		8,815			8,815	107.76	01.10.05	01.04.06
SIP 2001 (28.3)	666		1,113			134.75	09.07.02	09.07.02
SIP 2002 (28.4)		1,059			1,059	141.65	05.09.03	05.09.03
ESOS 2002 (28.5)		116,667			116,667	195.00	14.03.05	14.03.12
LTIP 2002 (28.6)		58,333			58,333	10.00	14.03.05	14.03.12
Total	**6,047**	**184,874**	**1,113**	**5,381**	**184,874**			
K. Satchell								
ShareSave 2001 (28.1)	9,375			9,375		180.00	01.08.06	01.02.07
ShareSave 2002 (28.2)		15,358			15,358	107.76	01.10.07	01.04.08
SIP 2001 (28.3)	666		1,113			134.75	09.07.02	09.07.02
SIP 2002 (28.4)		1,059			1,059	141.65	05.09.03	05.09.03
ESOS 2002 (28.5)		200,000			200,000	195.00	14.03.05	14.03.12
LTIP 2002 (28.6)		100,000			100,000	10.00	14.03.05	14.03.12
Total	**10,041**	**316,417**	**1,113**	**9,375**	**316,417**			
B.W. Sweetland								
ShareSave 2001 (28.1)	5,381			5,381		180.00	01.08.04	01.02.05
ShareSave 2002 (28.2)		8,815			8,815	107.76	01.10.05	01.04.06
SIP 2001 (28.3)	666		1,113			134.75	09.07.02	09.07.02
SIP 2002 (28.4)		1,059			1,059	141.65	05.09.03	05.09.03
ESOS 2002 (28.5)		112,821			112,821	195.00	14.03.05	14.03.12
LTIP 2002 (28.6)		56,410			56,410	10.00	14.03.05	14.03.12
Total	**6,047**	**179,105**	**1,113**	**5,381**	**179,105**			

28. Share options: Details of directors' interests in options over ordinary shares of 10p each in the capital of the Company are given in the table above. The market price of these shares at 31 December 2002 was 120.75p. The highest and lowest share price during 2002 was 213.5p and 99p respectively. The market value of the shares at the time of the ESOS and LTIP grants was 195p. The mid-market price of shares at close of business on 3 March 2003 was 87.5p per share. None of the terms and conditions of the options listed below varied during the year. The price paid by each executive director for the options under the ShareSave and SIP is identified in the notes to the table. There are no exercise gains to report.

Notes to paragraph 28:

28.1 ShareSave Scheme (SAYE) 2001: Options held at an exercise price of 180p by saving up to £250 per month for either three years (5,381) or five years (9,375). The options lapsed during the year as a result of the individual accounts being closed and the cash savings refunded.

28.2 ShareSave Scheme (SAYE) 2002: Options held at an exercise price of 107.76p by saving up to £250 per month for either three years (8,815) or five years (15,358).

28.3 Partnership Shares in respect of the 2001 SIP scheme were purchased on 9 July 2002 at the market value of 134.75p and are held in the Share Incentive Plan ("SIP") trust. Under the SIP, participants make monthly savings over a period of 12 months. Their savings are applied to acquire shares at the lower of the market price at the beginning and end of the 12 months period. Although entered under column "options", the number of Partnership Shares is identified as the total savings divided by the acquisition price. The difference between the 666 shares shown for 1 January and the 1,113 actually acquired at 9 July reflects the difference in the acquisition price that applied at the two dates. The actual value of the total shares acquired remained the same.

28.4 Partnership Share awards in respect of the 2002 scheme under the SIP are based on an acquisition price of 141.65p pence by saving a maximum of £1,500 over 12 months to August 2003. The actual acquisition price will be 141.65p or the price at the end of the 12 months accumulation period if lower.

28.5 The 2002 grant under the ESOS used a performance condition based on TSR over an initial three-year performance period when ranked against that of other companies who formed the FTSE 100 at the start of the performance period. For below median TSR performance no options will vest; for TSR performance between the 50th and 1st places the options will vest on a straight-line basis between 51% for 50th place and 100% for 1st place. All but 15,384 (£30,000 @ £1.95) of the shares under option are in the unapproved scheme for tax purposes and each director has undertaken to meet any employers' National Insurance liability that arises from his exercising options under this scheme.

28.6 The 2002 grant under the LTIP was based on the Group's ROEV, a key driver of shareholder value. The performance measure will be the average to which, over each of the three years of the performance period, the Group's pre-tax ROEV exceeds the risk discount rate used, on independent actuarial advice, for calculating the embedded value of the Life and Pensions business. The amount of the excess return determines the level of vesting. No options will vest unless average ROEV over the performance period exceeds a predetermined hurdle rate. The hurdle rate for options granted in 2002 has been set at 2.5% per annum above the risk discount rate. 40% of the options granted would vest if the ROEV exceeds the risk discount rate by 2.5% per annum, with straight-line increases investing until all options vest should ROEV at the end of the performance period exceed the risk discount rate by 4% per annum. Each director has undertaken to meet any employers' National Insurance liability that arises from his exercising LTIP options under this scheme.

29. **Directors' Shareholdings:** Directors' shareholdings that are not remuneration-related are disclosed in the Notes to the Accounts, thereby complying with the Companies Act 1985.

30. **Pensions:** All executive directors except Mr. Carter are members of the Friends Provident Pension Scheme ("FPPS"), a UK defined benefit pension plan which is currently a non-contributory scheme. No element of executive directors' remuneration other than basic salary is pensionable. The FPPS also provides a spouse's pension equal to two-thirds of the member's pension upon death after retirement. On death in service, the FPPS provides a spouse's pension equal to two thirds of the member's prospective pension plus a lump sum death in service benefit. The information required to be disclosed is set out in the following table:

Name of Director	Transfer value of accrued benefits at 1 Jan 2002 £000 (a)	Increase in accrued benefits during year before inflation £000 (b)	Increase in accrued benefits during year after inflation £000 (c)	Value of accrued benefits during year after inflation £000 (d)	Increase in transfer value during year £000 (e)	Accumulated total accrued benefits at 31 Dec 2002 £000 (f)	Transfer value of total accrued benefits at 31 Dec 2002 £000 (g)
G.K. Aslet	1,246	8	6	84	(9)	91	1,237
H. Carter*	98	2	2	18	14	10	112
A.R.G. Gunn	906	14	12	143	44	81	950
D.M. Jackson	1,339	17	15	203	97	107	1,436
K. Satchell	2,236	27	22	265	2	194	2,238
B.W. Sweetland	1,997	15	11	184	122	133	2,119

* Mr. Carter is a member of the ISIS Asset Management Pension Scheme.

31. The accumulated total accrued benefits (f) shown are that which would be payable annually from normal retirement date based on service to the end of the year. The transfer values disclosed in (a) and (g) above represent the value of the directors' accrued benefits at the beginning and end of the financial year assuming that the directors leave active service on the respective calculation date. The calculation bases used to calculate the figures at each calculation date were the cash equivalent transfer value bases then in use by the administrators of the FPPS or, as appropriate, the ISIS Asset Management Pension Scheme. The "Increase in transfer value during the year" column (e) above shows the difference between columns (a) and (g). The factors which influence this difference are the further accrual of benefits which will increase the transfer value over the year, a change in the transfer value basis of the scheme which may result in either an increase or a decrease in a director's transfer value over the year and changes in market conditions at the respective calculation dates which may also result in either an increase or a decrease in a director's transfer value over the year (through the application of the transfer value basis). These factors may affect the transfer values of different directors in different ways and therefore the increase in transfer value during the year can vary significantly for different directors.

32. The accrued benefits for three directors above include the appropriate proportion of additional service of 1 year 4 months for Graham Aslet, 4 years 9 months for Keith Satchell and 9 years 1 month for Brian Sweetland, which is accruing uniformly from 1 January 1991 to their normal retirement dates. If Mr. Satchell were to retire between the ages of 55 and 60, he would receive a pension based on service between 35 and 40 years, as appropriate. The benefits for Martin Jackson include the appropriate proportion of additional service of 19 years 10 months accruing from his date of joining LMG to normal retirement date and those for Ben Gunn similarly include additional service of 10 years 6 months granted on joining LMG. Mr. Gunn's figures also include additional service of 8 years 9 months that were purchased with a

transfer value he brought from a previous employer's scheme. The transfer values shown in the table have been calculated in accordance with Actuarial Guidance Notes GN11 (6 April 1997) issued by the Faculty and Institute of Actuaries. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the appropriate fund.

33. The Inland Revenue earnings cap on approved pension benefits affects Mr. Carter (see paragraph 22) and Mr. Gunn. Mr. Gunn has an unfunded unapproved pension arrangement under which, on his retirement from the service of the Company at age 60, he will receive a pension that, when added to any pension he receives from the FPPS on that date, equates to the pension he would have received if he were a member of the FPPS and not subject to the earnings cap.

34. No excess retirement benefits have been paid to directors or past directors.

35. **Other senior executives:** There are a number of senior executives whose roles have a significant influence over the ability of the Group's two core businesses to meet their strategic aims. Apart from the executive directors of ISIS, whose remuneration is detailed in the report and accounts of ISIS, these executives directly support the Company's executive directors in the life and pensions business. They include the executive directors of Friends Provident Life and Pensions Limited ("FPLP") and other FPLP staff of equivalent seniority. The Committee has regard to the remuneration of this group whose total remuneration including salary, bonus and benefits excluding pension and share scheme participation are summarised below. These numbers can be compared directly with the figures shown in the column headed 'Total 2002' (but excluding pension contributions) in paragraph 25 above.

Total Remuneration 2002

£000	Number in band
100 – 125	1
126 – 150	1
151 – 175	7
176 – 200	1
201 – 225	2
226 – 250	1

36. The **non-executive directors** are not part of any pension, bonus or other incentive schemes of the Company or the Group. John Whitney was appointed on 26 April 2001 and retired at the 2002 AGM. Save for David Newbigging (re-elected at the 2002 AGM) and Alison Carnwath, whose appointment letters had effect from 26 April 2001 and 19 December 2002 respectively, all non-executive directors were originally appointed with effect from 5 June 2001. All directors are subject to re-election at least every three years. None of the non-executive directors has a service contract and none is entitled to compensation on leaving the Board save that, if requested to resign, a non-executive director is entitled to three months' prior notice or fees in lieu. The chairman is entitled, in such circumstances, to six months' prior notice or fees in lieu. Apart from the chairman and deputy chairman, non-executive directors are paid a basic fee, currently £36,000 per annum, for their role on the Board and separately remunerated for services on the Board Committees. The chairman and deputy chairman of the Board, who chair the Investment and Remuneration Committees respectively, receive an annual inclusive fee only, currently £155,000 and £67,000 respectively, the latter being exclusive of VAT. Fees are determined by the full Board, by reference to market data gathered from a number of independent sources and are reviewed annually, normally from 1 July. Membership of Board Committees is currently remunerated as follows:

Committee	Membership fee (£)	Committee chairman's extra fee (£)
Investment	4,500	2,500
Nomination	2,000	500
Remuneration	4,500	2,500
Audit and Compliance	7,000	3,000

H. Compensation for past directors

37. Awards made as compensation for former directors: Tom Pyne (resigned on 31.12.1999, ceased work for the Group on 26.1.2000); Peter Jones (resigned and ceased work for the Group 30.9.2000) and Tony Barnes (resigned 30.11.2000, ceased work for the Group 31.12.2000). The liabilities of FPLO under contracts of employment passed to FPLP from 9 July 2001 as part of FPLO's demutualisation.

38. Mr. Pyne's contractual entitlements under his service contract with LMG were disclosed in FPLO's financial statements for 1999 and have been and will continue to be disclosed in the financial statements of the Company for the year to which they relate. Mr. Pyne received, in 2002, £315,826 (2001: £218,000), as disclosed in paragraph 25 under the column headed loss of office.

39. Mr. Jones' resignation was disclosed in the financial statements of ISIS and FPLO for 2000. While no payments were made to him in 2002, the table in paragraph 25 includes payments made to him in 2001 of £221,814 from the three-year LTEIS bonus schemes referred to above, ending with his proportionate entitlement under the 1998-2000 LTEIS.

40. Mr. Barnes' early retirement on ill health grounds was disclosed in FPLO's financial statements for 2000. While no payment was made to him in 2002, the table in paragraph 25 includes the payments made to him in 2001 of £185,570 from the three-year LTEIS bonus schemes referred to above, ending with his entitlement under the 2000-2002 LTEIS; of contractual salary commitments of £105,000; and of pension contributions of £14,550.

I. Sums paid to third parties in respect of director's services

41. No sums were paid to third parties in respect of any director's services.

J. Required additional disclosures in respect of Howard Carter

42. It is the policy of ISIS to determine, by reference to external market research, salaries that, when taken together with other benefits, will provide a remuneration package that is competitive in the asset management sector. ISIS' remuneration policy requires individual rewards and incentives to be aligned with its performance as a company and with the interests of the shareholders, of whom the Company represents 67%. The employment and remuneration policies in place apply to all employees, including the executive directors of ISIS, and enable ISIS to recruit, retain and motivate high calibre individuals who, in turn, will facilitate ISIS' pursuit of its corporate goals. Within these policies, the remuneration committee of the board of ISIS ensures that the executive directors of ISIS and other senior employees are appropriately rewarded for their contribution to overall performance. Such remuneration comprises base salary, pension provision, annual bonus and awards under the long-term incentive plan or option scheme.

43. The size of the bonus pool is determined by the board of ISIS on the recommendation of the ISIS remuneration committee. The ISIS remuneration committee determines the distribution of the bonus pool to executive directors and certain senior employees and supervises its distribution to other staff. In considering the size and determining and supervising the distribution of the bonus pool, the committee members consider the performance of the business, the need to recruit, motivate and retain high calibre individuals, the arrangements operated by

ISIS' competitors and the need to maintain an appropriate balance between salary and performance-related remuneration that ensures that achievement of objectives is rewarded. Mr. Carter's annual bonus for 2002 (£225,000), which has yet to be paid, is included in the table in paragraph 25 above.

44. Mr. Carter is conditionally entitled to a deferred bonus in respect of the financial years 2003 and 2004 if he is still in the employment of ISIS and has not given notice to terminate his contract when payments are due to be made. Should he meet these conditions, he will receive £200,000 in April 2004 and April 2005.

45. Mr. Carter was entitled in 2002, as a participant in the ISIS Staff Share Ownership Scheme, an approved profit sharing scheme that closed to new members on 31 December 2002, to take up to £8,000 of his bonus in ISIS ordinary shares. ISIS purchased 158,382 shares (147,280 @ 216p and 11,102 @ 272.5p) during 2002 for all employees who participated in this scheme, including 2919 shares for Mr. Carter.

46. On 20 December 2002, ISIS shareholders approved the adoption of 2 Inland Revenue approved all-employee savings related share schemes, a ShareSave Scheme and a Share Incentive Plan. Mr. Carter is eligible to participate in these schemes. These schemes replace from 1 January 2003 the scheme referred to in paragraph 45 above, were not operational in 2002, and will be activated after ISIS' 2002 results are published in March 2003.

47. On 20 December 2002, ISIS shareholders approved the adoption of two share incentive schemes, the 2002 ISIS Share Option Scheme ("ISISOS") and the ISIS Long-Term Incentive Plan ("L-TIP"), participation in which being entirely at the discretion of the Board. These schemes replace the 1995 executive share option scheme referred to in paragraph 50 below. Neither of these share incentive schemes was operational during 2002. It is intended that options and awards under both these new schemes will be granted in March 2003. The combination of awards under these new schemes will, with the use of appropriate performance criteria, enable the remuneration committee of ISIS to ensure the schemes' usage will be part of a balanced and well thought out remuneration policy that also operates within dilution limits that protect shareholder value.

48. ISIS' policy on grants and awards under the two new share incentive schemes is that they will be based on the individual contribution to the business and independent advice on current remuneration practices, with recommendations on individuals and quantum being made by the ISIS remuneration committee to the ISIS board. Participation under the ISISOS and L-TIP schemes is limited such that, at the date of the grant, the exercise price of shares over which grants/awards are made annually will not exceed a multiple of the participant's base salary, such multiple being 2.5 for option grants and 2 for L-TIP awards. However, the current intention is that, following any initial award (such as for the purpose of recruitment), the board of ISIS will only make annual grants/awards up to a maximum of the participant's base salary. If exceptional circumstances require this limit to be exceeded, grants/awards will be subject to more challenging performance conditions. The board of ISIS intend that L-TIP awards will be limited to the senior management team. No options or awards are granted at a discount and no re-testing will be performed under either scheme.

49. The performance criteria for the two new discretionary share incentive schemes are as follows:

49.1 The exercise of options under the ISISOS will be dependent on ISIS achieving specified thresholds of earnings per share ("EPS") growth in excess of the growth in the retail prices index ("RPI") over a 3-year performance period commencing on the first day of the ISIS accounting period in which the grant was made. An option will not become exercisable until growth in ISIS' EPS over the period exceeds the growth in the RPI over the same period by 9%. Where the target 9% is achieved, 50% of the ISIS shares forming the option become exercisable. 100% of the shares forming the option become exercisable when growth in ISIS' EPS over the period exceeds RPI growth in that period by 24%. The number of ordinary shares the subject of an option that will become exercisable will increase on a sliding scale if EPS growth exceeds RPI growth over the performance period by between 9% and 24%. The EPS measure is chosen as it is designed to enable the ISISOS to reward sustained improvement in ISIS' underlying financial performance.

49.2 Vesting of the ISIS shares the subject of an award under the L-TIP will be dependent upon the TSR of ISIS compared with the TSR of other companies who formed the FTSE 250 Index at the start of each performance period ("Comparator Companies") over a 3-year performance period commencing on the first day of the accounting period in which the award was made. The number of ISIS shares that will vest will depend on ISIS' ranking relative to the Comparator Companies ranked in accordance with their TSR growth over the performance period. For below median TSR performance, no awards will vest; for TSR performance between the median and 24th centile (125th and 60th position in the index), awards will vest on a straight-line basis between 35% at the median and 100% at the 24th centile. The TSR measure reflects the movement in the value of shares plus any dividends declared during the relevant period and has been chosen as the L-TIP performance measure as it is directly related to movements in shareholder value.

50. Mr. Carter holds options over ISIS shares under its 1995 executive share option scheme as follows:

Options held at 31 December 2002	Grant Date	Options (exercised) granted	Exercise price (p)
194,036	09.6.1998	–	203.8
48,437	16.7.1999	–	232.5
76,580	28.4.2000	–	214.0
44,500	01.3.2001	–	455.8

None of the options can be exercised until both (a) a period of three years has elapsed since date of grant and (b) the performance goal of growth in earnings per ISIS share at a rate of 2% above the rate of inflation in respect of each year has cumulatively been met. Once both these criteria have been achieved, up to one third of the options can be exercised, up to two thirds after six years and the total or any outstanding amount after eight years. The market price of ISIS shares at 31 December 2002 was 178.5p. The highest and lowest ISIS share price during 2002 was 289p and 168p respectively. The mid-market price of ISIS shares at close of business on 3 March 2003 was 118p per share. No further awards will be made under the 1995 scheme.

51. Mr. Carter has a rolling contract with ISIS dated 1 October 2000 that requires twelve months' notice of termination on either side and his appointment as a director of the Company will terminate when he ceases to be Chief Executive of ISIS. Mr. Carter was re-elected as a director of the Company at the 2002 AGM.

For the Board
B.W. Sweetland
Director and Company Secretary
4 March 2003

46 INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF FRIENDS PROVIDENT PLC

Independent auditors' report to the members of Friends Provident plc

We have audited the financial statements, which comprise the profit and loss account, the balance sheet, the cash flow statement, and the related notes of Friends Provident plc, on pages 47 to 91 which have been prepared in accordance with the accounting policies set out on pages 47 to 49. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 33.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit or, if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the remuneration report of the Board, the chairman's statement, the Group chief executive's review, the business and financial reviews, the corporate social responsibility statement and the corporate governance report.

We review whether the corporate governance report on pages 35 to 37 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and, of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended.
- The financial statements have been properly prepared in accordance with the Companies Act 1985.
- Those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
4 March 2003

Introduction

The financial statements of Friends Provident plc ("the Company") and the Friends Provident Group ("the Group") conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985.

These financial statements conform with the Association of British Insurers' ("ABI") Statement of Recommended Practice on Accounting for Insurance Business ("SORP") issued in December 1998.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

All accounting policies have been reviewed for appropriateness in accordance with Financial Reporting Standard 18 (Accounting Policies).

a. Basis of consolidation

The Group's financial statements incorporate the results and balance sheets of the Company and its subsidiary undertakings. The results of subsidiary undertakings acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. On acquisition of a subsidiary undertaking, except where the nature of the acquisition is one of group reconstruction as defined in Financial Reporting Standard 6 (Acquisitions and Mergers), all of the assets and liabilities at the date of acquisition are recorded at their fair values reflecting their condition at that date.

b. Premiums

Premium income in respect of single premium business and pensions business not subject to contractual regular premiums is accounted for on a cash basis. For all other classes of business, premium income is accounted for in the year in which it falls due. Reinsurance premiums are accounted for when due for payment. Further details relating to the classification of new business premiums are included in note 2.

c. Investment return

Investment return includes dividends, interest, rents, gains and losses on the realisation of investments and unrealised gains and losses. Such income includes any withholding tax but excludes other taxes such as attributable tax credits. Income from fixed interest securities together with interest, rents and associated expenses are accounted for in the period in which they accrue. Dividends are included in the profit and loss account when the securities are listed as ex-dividend. Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Investment return relating to investments which are directly connected with the carrying on of long-term business is initially recorded in the long-term business technical account and, where applicable, a transfer is made to or from the non-technical account to ensure that the return remaining in the long-term business technical account attributable to shareholders reflects the longer-term investment return. Other than long-term business investment income and unrealised gains and losses are recorded in the non-technical account.

d. Claims and surrenders

All claims and surrenders due or notified are charged against revenue. Claims payable include claims handling costs. Reinsurance recoveries are accounted for in the same period as the related claim.

e. Bonuses

Bonuses charged to the long-term business technical account in a given period comprise reversionary bonuses declared in respect of that period, which are provided within the calculation of the long-term business provision, and terminal bonuses paid, which are included within claims paid.

f. Deferred acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the writing of insurance contracts. Deferred acquisition costs comprise the costs of acquiring new insurance contracts, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future revenue margins.

The rate of amortisation of deferred acquisition costs is proportional to the future margins emerging in respect of the related policies, over the full lifetime of the policies.

g. Pension costs

Pension schemes are in operation for employees of certain subsidiary undertakings. The principal schemes, to which the majority of employees belong, are of the funded defined benefit type with assets managed by ISIS Asset Management plc, a subsidiary undertaking. The schemes provide benefits based on final pensionable pay. The assets of the schemes are held in separate trustee administered funds. The pension costs relating to the principal schemes are assessed annually by an independent, qualified actuary.

The pension asset/liability recognised in the balance sheet is the amount recoverable by/obligation to the employer, being the value of the assets in the schemes less the present value of the schemes' liabilities. The resulting asset/liability is stated net of a provision/credit for deferred taxation.

The pension costs for the schemes are analysed into (i) current service cost, (ii) past service cost, (iii) settlements or curtailments and (iv) net expected return on pension asset. Current service cost is the actuarially calculated present value of the benefits earned by the active employees in each period. Past service costs, relating to employee service in prior periods arising in the current period as a result of the introduction of, or improvement to, retirement benefits, are recognised in the profit and loss account on a straight-line basis over the period in which the increase in benefits vest. Settlements or curtailments are recognised in the profit and loss account to the extent that they are not allowed for in the actuarial assumptions. Losses on settlements or curtailments are measured at the date on which the employer becomes demonstrably committed to the transaction. Gains on settlements or curtailments are measured at the date on which all parties whose consent is required are irrevocably committed. Net expected return on the pension asset comprises the expected return on the pension scheme assets less interest on scheme liabilities.

The actuarial gains and losses which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date are taken to the statement of total recognised gains and losses for the period. The attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

The costs of defined contribution schemes are charged to the profit and loss account in the period in which they are payable.

h. Taxation

Taxation in the non-technical account and long-term business technical account is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

Provision is made for deferred taxation liabilities, using the liability method, on all material timing differences, including revaluation gains and losses on investments recognised in the profit and loss account, as the investments are revalued. Deferred taxation is calculated at the rates at which it is expected that the tax will arise and discounted to take into account the likely timing of payments and pattern of expected realisation of investments. Deferred tax liabilities are discounted using the gilt yield rates appropriate to the estimated year in which the timing difference is expected to reverse. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses. In this case the attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Investment return allocated from or to the long-term business technical account to or from the non-technical account in order to reflect the longer-term rate of return, is stated gross of attributable tax. The transfer of the balance on the long-term business technical account to the non-technical account is grossed up by attributable tax, using the full rate of corporation tax applicable for the period.

i. Intangible assets

Goodwill arising on consolidation is capitalised in the balance sheet at cost and amortised through the profit and loss account over its expected useful economic life. The gain or loss on subsequent disposal of a subsidiary or associated undertaking will take account of any attributable unamortised goodwill. Any amortisation or impairment charge is recorded within 'Other technical charges' or 'Other charges, including value adjustments'. Prior to 1998, purchased goodwill of the Friends Provident Life Office Group ("the FPLO Group") was eliminated against reserves as a matter of accounting policy. Amounts previously written off to reserves have not been reinstated as an asset but will be charged to the profit and loss account on disposal of the business to which they relate.

Licences acquired are capitalised in the balance sheet at cost and amortised through the profit and loss account over their expected useful economic life. Charges for amortisation and any changes for impairment are recorded within 'Other technical charges'.

j. Valuation of investments

Investments are shown in the balance sheet as follows:

(i) Land and buildings are valued each year on an open market basis by qualified Chartered Surveyors. Properties are valued by an external valuer at least once every 5 years. Those properties occupied by the Group are valued on an existing use basis and with vacant possession.

In accordance with Statement of Standard Accounting Practice 19 (Investment Properties), no depreciation is provided in respect of freehold investment properties or amortisation in respect of leasehold properties with over 20 years to expire. This is a departure from the requirements of the Companies Act 1985, which requires all properties to be depreciated. However, these properties are held solely for investment purposes and the directors consider that systematic annual depreciation would be inappropriate. Depreciation or amortisation is only one of the factors reflected in the annual valuations of properties, and the amounts which might otherwise have been shown cannot reasonably be separately identified or quantified. The accounting policy adopted is therefore necessary for the financial statements to give a true and fair view.

(ii) Interests in associated undertakings and other participating interests, which are held as part of the Group's investment portfolios within the long-term funds, are accounted for as other financial investments. Other associated undertakings are accounted for on the equity basis.

(iii) Participations in investment pools, which are unlisted, are stated at the Group's share of the net assets of the investment pool.

(iv) Other unlisted investments are valued by the directors, having regard to their likely realisable value.

(v) Listed and other quoted investments, including those in participating interests, are carried at mid-market value at the balance sheet date, with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(vi) OEICs are carried at the market value at the balance sheet date.

(vii) Unit trusts are stated at the published bid prices at the balance sheet date, with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those linked funds.

(viii) Derivatives and financial instruments are included at market value under the category of investment to which the contract relates. No adjustment is made to the classification of existing investments to reflect the effect of the future settlement of these transactions.

(ix) All other investments have been valued at their likely realisable value at the balance sheet date.

(x) In the Company balance sheet, shares in and loans to group undertakings are stated at current value.

k. Present value of acquired in-force business ("PVIF")

On acquisition of a portfolio of long-term insurance contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected after tax cash flows of the in-force business is capitalised in the balance sheet as an asset. That part of the Group's interest, which will be recognised as profit over the lifetime of the in-force policies, is amortised and the discount unwound on a systematic basis over the anticipated lives of the related contracts.

The carrying value of the asset is assessed annually using current assumptions in order to determine whether any impairment has arisen compared to the amortised acquired value based on assumptions made at the time of the acquisition. Any amortisation or impairment charge is recorded in the long-term business technical account within 'Other technical charges'.

l. Long-term reassurance contracts

Long-term business is ceded to reassurers under contracts to transfer risk. Such contracts are accounted for in the balance sheet as 'reinsurers' share of technical provisions'.

m. Tangible assets

Tangible assets are capitalised and depreciated on a straight line basis over their estimated useful lives as follows:

Motor vehicles	3 to 4 years
Computer equipment	1 to 4 years
Fixtures, fittings and office equipment	3 to 10 years
Leased assets	over the term of the lease

n. Fund for future appropriations

The balance on this account represents funds, the allocation of which, to either participating policyholders or to shareholders, has not been determined at the balance sheet date.

o. Long-term business provision

The long-term business provision is determined separately for each life operation by the Appointed Actuary of each relevant subsidiary undertaking following annual investigation of the long-term fund, and is calculated initially on a statutory solvency basis to comply with the reporting requirements under the Interim Prudential Sourcebook for Insurers. The calculation for conventional business uses the net premium valuation method and, as such, includes explicit provision for vested bonuses (including those vesting following the current valuation). Implicit provision is made for future reversionary bonuses, but not terminal bonuses, by means of a reduction in the valuation rate of interest. The valuation is then adjusted for certain items, including the adding back of deferred acquisition costs implicit within the valuation method of certain contracts, the removal of certain contingency reserves and the adjustment of certain other reserves. This adjusted basis is referred to as the modified statutory solvency basis. The calculation for linked business and for income protection policies, uses the gross premium valuation method and as such includes explicit allowance for future expenses.

p. Loan notes and debenture loans

Loan notes are included in the balance sheet at nominal value. The other debenture loan is included in the balance sheet at its fair value at the date the Friends' Provident Life Office Group acquired London and Manchester Group plc. The resulting premium over the final redemption price is being amortised over the life of the loan.

q. Convertible bonds

Convertible bonds are stated separately from that of other liabilities. In accordance with Financial Reporting Standard 4 (Capital Instruments) the finance cost is calculated on the assumption that the debt will never be converted and together with issue costs is charged to the non-technical account over the term of the borrowings and represents a constant proportion of the balance of capital repayments outstanding.

r. Leases

Assets held under finance leases are capitalised at the fair value of the asset at the inception of the lease with an equivalent liability shown under creditors. Finance charges are allocated to accounting periods over the life of each lease. Payments in respect of operating leases are charged to the profit and loss account in the period to which they relate.

s. Foreign currencies

The results of foreign enterprises are translated at average exchange rates, while their assets and liabilities are translated at year end rates. The resulting exchange differences arising within long-term businesses are included within the long-term business technical account, while those arising within other businesses are taken directly to reserves and are reported in the statement of total recognised gains and losses.

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling at the date on which the transaction occurs. All resulting exchange gains and losses are included within that part of the profit and loss account in which the underlying transaction is reported.

Long-term business technical account

For the year ended 31 December 2002

	Notes	2002 £m	2001* £m
Earned premiums, net of reinsurance			
Gross premiums written	2		
Acquisitions	34b	**116**	–
Other continuing operations		**2,874**	1,479
		2,990	1,479
Outward reinsurance premiums	3	**(11)**	(1)
		2,979	1,478
Investment income	4a	**1,173**	567
Other technical income	5	**23**	206
Total technical income		**4,175**	2,251
Claims incurred, net of reinsurance			
Claims paid			
gross amount		**2,974**	1,361
reinsurers' share		**(14)**	(3)
		2,960	1,358
Change in the provision for claims		**7**	(3)
		2,967	1,355
Change in other technical provisions, net of reinsurance			
Long-term business provision, net of reinsurance	25a		
gross amount		**(868)**	337
reinsurers' share		**707**	13
		(161)	350
Other technical provisions net of reinsurance			
Technical provision for linked liabilities	25b	**(1,702)**	(384)
		(1,863)	(34)
Net operating expenses	7	**126**	161
Investment expenses and charges	4a	**449**	289
Unrealised losses on investments	4a	**3,638**	696
Other technical charges	6	**49**	19
Tax attributable to the long-term business	11a	**5**	(42)
Allocated investment return transferred from the non-technical account	4b	**(228)**	(66)
Transfers from the fund for future appropriations		**(1,166)**	(199)
Total technical charges		**3,977**	2,179
Balance on the long-term business technical account		**198**	72

All of the amounts above are in respect of continuing operations.

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 1.

Non-technical account

For the year ended 31 December 2002

	Notes	2002 £m	As restated(ii) 2001* £m
Balance on the long-term business technical account		198	72
Tax credit attributable to balance on long-term business technical account	11	85	31
Profit before tax from long-term business		283	103
Investment income	4a	52	28
Allocated investment return transferred to the long-term business technical account	4b	(228)	(66)
Investment expenses and charges	4a	(69)	(9)
Unrealised losses on investments	4a	(48)	(13)
Analysis of other income – acquisitions	12	23	–
– other continuing operations		30	20
Other income		53	20
Other charges, including value adjustments	12	(80)	(22)
Exceptional items relating to Asset Management operations	8	–	(2)
Analysis of (loss)/profit on ordinary activities before tax – acquisitions		(23)	–
– other continuing operations		(14)	39
(Loss)/Profit on ordinary activities before tax		(37)	39
Tax on (loss)/profit on ordinary activities	11	(33)	(15)
(Loss)/Profit on ordinary activities after tax		(70)	24
Equity minority interests		4	(1)
(Loss)/Profit after tax attributable to equity shareholders		(66)	23
Dividend	13	(125)	(60)
Retained loss for the year transferred to reserves	22	(191)	(37)
(Loss)/Earnings per share (i)	14		
Based on (loss)/profit attributable to equity shareholders – basic and diluted		(3.8)p	1.8p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders for the financial period		14.5p	7.5p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders using the weighted average number of shares for the trading period		14.5p	5.7p
Dividend per share – interim	13	2.45p	–
– final	13	4.80p	3.50p

All of the amounts above are in respect of continuing operations.

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 1.

(i) 2001 earnings per share has been restated for the bonus shares issued on 2 August 2002.

(ii) 2001 'Other income' and 'Other charges' restated as detailed in note 12.

OPERATING PROFIT (BASED ON LONGER-TERM INVESTMENT RETURN) BEFORE AMORTISATION OF GOODWILL, OPERATING EXCEPTIONAL ITEMS AND TAX; AND RECONCILIATION TO PROFIT AFTER TAX

For the year ended 31 December 2002

	Notes	2002 £m	2001* £m
Life & Pensions		**332**	127
Asset Management		**23**	13
Operating profit before amortisation of goodwill, operating exceptional items and tax		**355**	140
Operating exceptional items: Integration costs		**(21)**	–
Amortisation of goodwill	16	**(23)**	(7)
Operating profit on ordinary activities before tax		**311**	133
Short term fluctuations in investment return		**(348)**	(92)
Exceptional items relating to Asset Management operations	8	**–**	(2)
(Loss)/Profit on ordinary activities before tax		**(37)**	39
Tax on operating profit before amortisation of goodwill and operating exceptional items		**(109)**	(42)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		**76**	27
Equity minority interests		**4**	(1)
(Loss)/Profit after tax attributable to equity shareholders		**(66)**	23

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 1.

OPERATING PROFIT (BASED ON LONGER-TERM INVESTMENT RETURN) ON ORDINARY ACTIVITIES BEFORE TAX

For the year ended 31 December 2002

	Note	2002 £m	2001* £m
Life & Pensions		**319**	121
Asset Management		**(8)**	12
Operating profit on ordinary activities before tax		**311**	133
Acquisitions	34c	**(23)**	–
Other continuing operations		**334**	133
Operating profit on ordinary activities before tax		**311**	133

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 1.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2002

	Note	2002 £m	2001* £m
(Loss)/Profit after tax attributable to equity shareholders		**(66)**	23
Pension scheme losses	10	**(222)**	(74)
Deferred taxation on pension scheme losses		**67**	22
Equity minority interest on pension scheme losses and deferred taxation on pension scheme losses		**2**	–
Foreign exchange losses		**–**	(1)
Total recognised losses arising in the period		**(219)**	(30)

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 1.

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

For the year ended 31 December 2002

	Note	£m
Total recognised losses arising in the year		**(219)**
Dividend	13	**(125)**
Net reductions to shareholders' funds		**(344)**
Shareholders' funds at beginning of year		**2,225**
Shareholders' funds at end of year		**1,881**

CONSOLIDATED BALANCE SHEET

At 31 December 2002

Assets	Notes	2002 £m	2001 £m
Intangible assets			
Licence	16	**16**	–
Goodwill	16	**445**	256
		461	256
Investments			
Land and buildings	17	**1,532**	1,533
Investments in participating interests	17	**17**	19
Other financial investments	17	**18,088**	20,079
		19,637	21,631
Present value of acquired in-force business	18	**169**	123
Assets held to cover linked liabilities	17	**8,975**	8,706
Reinsurers' share of technical provisions			
Long-term business provision	25a, 26	**99**	806
Claims outstanding		**1**	1
		100	807
Debtors			
Debtors arising out of direct insurance operations			
Policyholders		**26**	32
Intermediaries		**24**	6
Debtors arising out of reinsurance operations		**1**	2
Other debtors	19	**118**	82
		169	122
Other assets			
Tangible assets	20	**32**	43
Cash at bank and in hand		**179**	319
		211	362
Prepayments and accrued income			
Accrued interest and rent		**170**	150
Deferred acquisition costs		**855**	553
Other prepayments and accrued income		**10**	7
		1,035	710
Total assets excluding net pension asset		**30,757**	32,717
Net pension asset	10a	**–**	133
Total assets including net pension asset		**30,757**	32,850

At 31 December 2002

Liabilities	Notes	2002 £m	2001 £m
Capital and reserves			
Called up share capital	21	**172**	171
Share premium account	21b	**1,446**	1,447
Profit and loss account	22	**263**	607
Equity shareholders' funds		**1,881**	2,225
Equity minority interests		**52**	63
Total capital and reserves		**1,933**	2,288
Subordinated liabilities	24	**215**	215
Fund for future appropriations		**81**	1,247
Technical provisions			
Long-term business provision	25a, 26	**18,608**	19,441
Claims outstanding		**81**	74
		18,689	19,515
Technical provisions for linked liabilities	25b	**8,975**	8,706
Provisions for other risks and charges	27	**70**	120
Creditors			
Creditors arising out of direct insurance operations		**62**	69
Creditors arising out of reinsurance operations		**12**	–
Debenture loans	28	**65**	71
Convertible bonds	29	**284**	–
Amounts owed to credit institutions	30	**–**	361
Other creditors including taxation and social security	32	**284**	191
		707	692
Accruals and deferred income		**67**	67
Total liabilities excluding net pension liability		**30,737**	32,850
Net pension liability	10a	**20**	–
Total liabilities including net pension liability		**30,757**	32,850

56 CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002

	Notes	Cash flows relating to acquisitions £m	2002 £m	2001* £m
Operating activities				
Net cash inflow from operating activities	33a	**5**	**217**	78
Returns on investments and servicing of finance				
Interest received		**–**	**23**	12
Interest paid		**(4)**	**(10)**	(4)
Investment income		**–**	**7**	1
Dividends paid to minority interests		**–**	**(5)**	(2)
Net cash inflow from returns on investments and servicing of finance		**(4)**	**15**	7
Taxation				
Corporation tax paid		**–**	**(6)**	(3)
Capital expenditure and financial investment				
Purchase of intangible fixed assets		**–**	**(18)**	–
Purchase of tangible fixed assets		**–**	**(16)**	(11)
Sale of tangible fixed assets		**–**	**4**	1
Repayment of loan to long-term business fund		**–**	**20**	(20)
Net cash outflow from capital expenditure and financial investment		**–**	**(10)**	(30)
Acquisitions and disposals				
Acquisition of subsidiary undertakings	33e	**(375)**	**(375)**	(555)
Investment in long-term business fund		**–**	**–**	(584)
Net cash/(overdrafts) acquired with purchase of subsidiary undertakings	33e	**30**	**30**	(6)
Exceptional item: sale of subsidiary undertaking	8	**–**	**–**	9
Exceptional item: net cash transferred on disposal of subsidiary undertaking	33f	**–**	**–**	(1)
Exceptional item: costs relating to Asset Management operations	8	**–**	**–**	(2)
Net cash outflow from acquisitions and disposals		**(345)**	**(345)**	(1,139)
Equity dividends				
Equity dividends paid		**–**	**(102)**	–
Financing				
Issue of share capital, net of expenses		**–**	**–**	1,618
Proceeds of convertible bonds, net of expenses	29,33d	**–**	**284**	–
Loan from long-term business fund	33d	**180**	**180**	–
Decrease in borrowings		**–**	**–**	(51)
Net cash inflow from financing activities		**180**	**464**	1,567
Net cash (outflow)/inflow		**(164)**	**233**	480
The net cash outflow/inflow was applied/invested as follows:				
Net portfolio investments				
Land and buildings		**–**	**1**	–
Shares and other variable yield securities	33d	**(133)**	**(39)**	256
Loans, debt securities and other fixed income securities	33d	**–**	**20**	64
Deposits with credit institutions	33d	**–**	**284**	85
(Decrease)/Increase in cash holdings		**(31)**	**(33)**	75
Net (applications)/investment of cash flows		**(164)**	**233**	480

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 1.

At 31 December 2002

	Notes	2002 £m	2001 £m
Fixed Assets			
Shares in group undertakings	17	**2,872**	2,992
Loans to group undertakings	17	**80**	95
		2,952	3,087
Current assets			
Debtors			
Other debtors	19	**252**	60
Prepayments and accrued income		**–**	1
Other investments		**44**	384
Cash at bank and in hand		**1**	3
		297	448
Creditors: amounts falling due within one year			
Other creditors including taxation and social security	32	**(370)**	(72)
Accruals and deferred Income		**(1)**	–
Net current (liabilities)/assets		**(74)**	376
Total assets less current liabilities		**2,878**	3,463
Creditors: amounts falling due after more than one year			
Convertible bonds	29	**(284)**	–
		2,594	3,463
Capital and reserves			
Called up share capital	21	**172**	171
Share premium account	21b	**1,446**	1,447
Revaluation reserve	23	**789**	1,827
Profit and loss account	15,23	**187**	18
Equity shareholders' funds		**2,594**	3,463

The financial statements on pages 47 to 91 and the supplementary information on pages 92 to 98 were approved by the Board on 4 March 2003, and signed on its behalf by:

D. K. Newbigging
Chairman

K. Satchell
Group Chief Executive

D. M. Jackson
Group Finance Director

FINANCIAL STATEMENTS

1. 2001 comparative information

Prior to 9 July 2001, the parent company of the Friends Provident Life Office Group ("the FPLO Group") was Friends' Provident Life Office ("FPLO"), a mutual company. On 9 July 2001, the assets and liabilities of FPLO were transferred to Friends Provident Life and Pensions Limited ("FPLP"), a subsidiary of Friends Provident plc ("the Company") in accordance with the terms of a scheme under Schedule 2C of the Insurance Companies Act 1982.

The 2001 comparative information of the Company is for the period since its incorporation on 23 November 2000 to 31 December 2001. The Company did not trade until it was listed on the London Stock Exchange on 9 July 2001 and as a consequence the 2001 profit and loss account presented as a comparative represents the results of the Friends Provident Group ("the Group") for the 25 week trading period to 31 December 2001. Where comparable, notes to the accounts disclose full year figures for 2001. These figures represent the total for the trading period 9 July 2001 to 31 December 2001 for the Group and for the trading period 1 January 2001 to 8 July 2001 for the FPLO Group.

2001 figures on page 51 are restated as disclosed in note 12.

2. Segmental information

The directors consider that the Group has two material business segments, Life & Pensions and Asset Management.

a. Business segment information

i. Turnover	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Gross premiums written by type			
Life			
Protection	**127**	60	114
Savings and investment	**1,362**	573	1,113
Pensions			
Individual pensions	**561**	284	591
Group pensions	**520**	238	443
Annuities	**307**	257	455
Total Life & Pensions	**2,877**	1,412	2,716
Managed pension fund business (Asset Management)	**113**	67	160
Total	**2,990**	1,479	2,876
Premiums from non-participating contracts	**467**	322	585
Premiums from participating contracts	**1,100**	560	1,095
Premiums from investment linked contracts	**1,423**	597	1,196
	2,990	1,479	2,876

Asset Management turnover derived from external customers of £53m (2001: £21m, full year 2001: £44m) is included within 'Other income' in the non-technical account. Asset Management turnover derived from the Life & Pensions segment of £37m (2001: £20m, full year 2001: £43m) is eliminated in consolidation. Asset Management turnover includes fees in respect of the managed pension fund business, the premiums of which are shown above.

ii. New business	Regular Premiums			Single Premiums		
	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Gross new premiums written by type						
Life						
Protection	**45**	18	35	**–**	–	1
Savings and investment	**25**	9	23	**717**	252	453
Pensions						
Individual pensions	**18**	13	24	**281**	144	299
Group pensions	**137**	69	124	**214**	92	162
Annuities	**–**	–	–	**307**	257	455
Total Life & Pensions	**225**	109	206	**1,519**	745	1,370

2. Segmental information continued

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pension schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Annualised premium equivalent (APE) by type			
Life			
Protection	**45**	18	35
Savings and investment	**97**	34	68
Pensions			
Individual pensions	**46**	28	54
Group pensions	**158**	78	141
Annuities	**31**	25	45
Total Life & Pensions	**377**	183	343

The new Life & Pensions APE represents gross new regular premiums plus 10% of gross new single premiums.

	Net New Money		
	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Asset Management new business			
'Life and pensions'	**(1,864)**	2,107	1,884
Institutional	**(2,236)**	(898)	(794)
Retail	**40**	(567)	(454)
Private equity	**128**	56	84
	(3,932)	698	720

Asset Management new business represents the net new money received for investment by ISIS Asset Management plc ("ISIS"), formerly Friends Ivory & Sime plc.

'Life and pensions' includes assets invested by the Life & Pensions business of the Group.

Changes in 'Life and pensions' can reflect balance sheet or corporate actions as well as underlying business flows.

iii. (Loss)/Profit on ordinary activities before tax

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Life & Pensions	**(29)**	29
Asset Management	**(8)**	10
	(37)	39

iv. Net assets

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Life & Pensions	**1,843**	2,174
Asset Management	**90**	114
	1,933	2,288

FINANCIAL STATEMENTS

2. Segmental information continued

b. Geographical segmental information

The acquisition of Royal & SunAlliance International Financial Services Limited has a material impact on the geographical segmental analysis of the business as illustrated in note 34b.

i. Turnover

Life & Pensions gross premiums	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Source			
United Kingdom	**2,540**	1,313	2,523
Rest of World	**337**	99	193
	2,877	1,412	2,716
Destination			
United Kingdom	**2,520**	1,291	2,479
Rest of World	**357**	121	237
	2,877	1,412	2,716

Asset Management turnover	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Source			
United Kingdom	**89**	40	85
Rest of World	**1**	1	2
	90	41	87
Destination			
United Kingdom	**87**	40	80
Rest of World	**3**	1	7
	90	41	87

The Asset Management turnover analysed above contains both turnover derived from external customers and turnover derived from the Life & Pensions segment (see note 2a).

	Regular Premiums			Single Premiums		
Life & Pensions new business	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Source						
United Kingdom	**206**	104	196	**1,249**	661	1,205
Rest of World	**19**	5	10	**270**	84	165
	225	109	206	**1,519**	745	1,370
Destination						
United Kingdom	**202**	102	192	**1,254**	652	1,187
Rest of World	**23**	7	14	**265**	93	183
	225	109	206	**1,519**	745	1,370

2. Segmental information continued

ii. Profit on ordinary activities before tax

Life & Pensions	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Source		
United Kingdom	**(21)**	31
Rest of World	**(8)**	(2)
	(29)	29
Destination		
United Kingdom	**(20)**	32
Rest of World	**(9)**	(3)
	(29)	29

Asset Management	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Source		
United Kingdom	**(8)**	10
Rest of World	**–**	–
	(8)	10
Destination		
United Kingdom	**(8)**	9
Rest of World	**–**	1
	(8)	10

iii. Net assets

The net assets supporting the rest of world geographical segment are of a similar nature to the net assets held by the United Kingdom segment.

3. Outward reinsurance premiums

Outward reinsurance premiums include reinsurance premium rebates, net of a provision for clawbacks, of £31m (2001: £8m). In addition, 2001 reinsurance premiums were reduced by £6m relating to premium rebates clawed back by reassurers but recoverable from external agents. For 2002 the movement on the recoverable amount of £12m has been categorised as a recovery of commission and so has reduced acquisition costs within 'Net operating expenses' by this amount (see note 7).

The result arising from the aggregate of all reinsurance balances in the long-term business technical account for the period ended 31 December 2002 was a debit balance of £680m (2001: £6m debit balance) to the Group.

4. Investment return

a. Total investment return	Technical account Full year 2002 £m	Technical account Period ended 31 Dec 2001 £m	Non-technical account Full Year 2002 £m	Non-technical account Period ended 31 Dec 2001 £m
Investment income				
Income from land and buildings	**115**	61	**–**	–
Income from group undertakings	**5**	–	**–**	–
Income from other investments	**1,053**	506	**29**	13
Expected return on net pension liability/asset (note 10)	**–**	–	**23**	15
	1,173	567	**52**	28
Unrealised losses on investments	**(3,638)**	(696)	**(48)**	(13)
Investment expenses and charges				
Interest on bank loans	**(3)**	(9)	**–**	–
Interest on other loans	**(22)**	(11)	**(11)**	(2)
Losses on the realisation of investments	**(380)**	(254)	**(58)**	(7)
Losses from associated undertakings	**(3)**	–	**–**	–
Investment management expenses	**(41)**	(15)	**–**	–
	(449)	(289)	**(69)**	(9)
Total investment return	**(2,914)**	(418)	**(65)**	6

b. Longer-term investment return

The longer-term investment return is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The directors have determined the longer-term rates of investment return to be as follows:

	Longer-term rates of investment return 2002	2001
Equities	**7.50%**	7.50%
Government fixed interest	**5.00%**	5.00%
Other fixed interest	**5.75%**	5.75%

5. Other technical income

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Proceeds on sale of shares on behalf of occupational pension scheme trustees	**–**	190
Estate agency fees	**23**	16
	23	206

The estate agency business was sold in August 2002 as detailed in note 6.

There are normally legal restrictions on the holding of shares by occupational pension scheme trustees. Consequently, upon demutualisation in 2001, shares were sold in the Institutional Offer and the proceeds on sale credited to other technical income. The cash has been applied to enhance benefits under the policies. The enhancements have increased the long-term business provision for the period.

6. Other technical charges

Other technical charges in the technical account comprise:

	Full year 2002 £m	Period ended 31 Dec 2001 £m
Amortisation of present value of acquired in-force business	**9**	4
Impairment of present value of acquired in-force business	**14**	–
Amortisation of licence	**2**	–
Estate agency administration expenses	**21**	15
Loss on sale of estate agency business	**3**	–
	49	19

The disposal of the estate agency business in August 2002 comprised the sale of Friends Provident Estate Agencies Limited and its subsidiary, Friends Provident Estate Agency Financial Services Limited, by its immediate parent, Friends Provident Investment Holdings Limited, to the Countrywide Assured Group. Consideration on the sale was £14m which, after deducting unamortised goodwill of £8m and net assets of £9m, produced a loss before tax of £3m.

Amounts included in the consolidated profit and loss account up to the point of disposal were, within 'Other technical income', £23m (2001: £16m) (note 5) and within 'Other technical charges', £21m (2001: £15m).

As the business was owned by the With Profits Fund of Friends Provident Life and Pensions Limited, profits on which flow to the shareholders of the Group only to the extent of one ninth of the cost of bonuses declared on the conventional With Profit business, the sale does not directly affect the profits of the Group.

7. Net operating expenses and corporate costs

a. Net operating expenses in the technical account comprise:

	Full year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Acquisition costs	**250**	117	238
Administrative expenses	**162**	59	170
Change in deferred acquisition costs	**(286)**	(15)	(31)
	126	161	377

The movement in deferred acquisition costs for 2002 is explained further in note 25a.

	Full year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Commission for direct insurance, (excluding payments to employees) included within net operating expenses	**132**	65	126

The commission for direct insurance and acquisition costs in 2002 are reduced by an amount of £12m, relating to the recognition of premium rebates clawed back by reassurers but recoverable from external agents. In 2001 the movement on the recoverable amount of £6m was netted off against reinsurance premiums (see note 3).

Total administrative expenses include:

	Full year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Auditors' remuneration – audit services	**0.9**	0.6	0.6
Depreciation of tangible assets			
Owned assets	**20.5**	10.0	19.0
Held under finance lease contracts	**1.0**	0.9	1.9
Finance lease charges	**0.2**	0.2	0.5
Operating lease rentals			
Land and buildings	**11.1**	5.9	11.3
Equipment	**2.7**	1.1	2.4

There were no amounts included in administrative expenses in 2002 for demutualisation and initial listing costs. Included in administrative expenses in the full year 2001 is £44m relating to the expenses of demutualisation. Other costs of £78m, relating to the listing, were offset against the share premium account in 2001.

Auditors' remuneration in respect of the parent company was £109,000 (2001: £109,000).

7. Net operating expenses and corporate costs continued

b. Auditors' remuneration

PricewaterhouseCoopers LLP are the Group auditors. Ernst & Young LLP are auditors to ISIS, and its subsidiary companies. The tables below give an analysis of the total fees including VAT in respect of services provided to the Group by each firm. Information concerning the auditors appointment process is given in the corporate governance report on page 37.

PRICEWATERHOUSECOOPERS LLP	Full year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Statutory audit services (i)	**0.7**	0.5	0.5
Further assurance services			
Demutualisation and listing	**–**	2.5	4.5
'Due diligence' relating to acquisitions	**0.3**	–	–
Audit of unit trusts/OEICs	**0.3**	0.1	0.1
Conversion of unit trusts to OEICs	**0.1**	–	–
Other (ii)	**0.1**	–	–
	0.8	2.6	4.6
Tax advisory services	**0.4**	0.1	0.1
Other non-audit services	**0.1**	0.1	0.1
Total non-audit fees (iii)	**1.3**	2.8	4.8
Total fees (v)	**2.0**	3.3	5.3

ERNST & YOUNG LLP	Full year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Statutory audit services (i)	**0.2**	0.1	0.1
Further assurance services			
'Due diligence' relating to acquisitions	**0.5**	–	0.2
Other (ii)	**0.1**	0.1	0.1
	0.6	0.1	0.3
Tax advisory services	**0.1**	–	0.1
Other non-audit services			
Integration related (iv)	**0.6**	–	–
Other	**0.2**	0.1	0.3
Total non-audit fees	**1.5**	0.2	0.7
Total fees (v)	**1.7**	0.3	0.8

(i) Statutory audit services includes annual audit fees and the audit of regulatory returns.

(ii) Other further assurance services includes reviewing interim financial statements, accounting advice, non-regulatory reporting on internal controls and environmental audits.

(iii) Non-audit fees for services supplied by the Group auditors in accordance with Companies Act 1985 requirements (Statutory Instrument 1991/2128) were £0.8m in 2002 (period ended 31 December 2001: £2.7m; full year 2001: £4.7m). This represents all non-audit services provided to the Company and any UK subsidiary undertakings audited by the same auditor as the Company. Included in total non-audit fees above for PricewaterhouseCoopers LLP are fees of £0.5m for 2002 (period ended 31 December 2001: £0.1m; full year 2001: £0.1m) for services supplied to ISIS and its subsidiaries in connection with the audit of ISIS unit trusts/OEICs, conversion of unit trusts to OEICs and acquisition related services.

(iv) Asset Management integration expenses following the acquisition of Royal & SunAlliance Investments.

(v) All work awarded to PricewaterhouseCoopers LLP and Ernst & Young LLP has been approved by the Audit and Compliance Committee of the Company or ISIS as appropriate.

8. Exceptional items relating to Asset Management operations

Exceptional items in 2001 relate to Asset Management operations, and comprises £Nil relating to the disposal of Ivory & Sime Asset Management Limited for a net consideration of £9m less net assets transferred of £2m and less goodwill reinstated of £7m; and a charge of £2m relating to the closure of overseas offices.

9. Particulars of staff costs and directors' emoluments

The aggregate remuneration paid or payable in respect of employees, including executive directors, was as follows:

	Full year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Wages and salaries	160	82	161
Social security costs	15	7	14
Pension costs	21	10	20
	196	99	195

The average number of employees, including executive directors, employed by the Group during the period was as follows:

	Full year 2002 No.	Restated Period ended 31 Dec 2001 No.	Restated Full Year 2001 No.
Life & Pensions	5,221	5,582	5,596
Asset Management	493	412	413
	5,714	5,994	6,009

Information concerning individual directors' emoluments, interests and transactions is given on pages 38 to 45 and note 38.

On the sale of the estate agency business 1,016 employees transferred to Countrywide.

Staff numbers for 2001 have been reclassified to include staff engaged in Investment Property Services and who are employed by companies held by the With Profits Fund of FPLP, within the Life & Pensions segment rather than the Asset Management segment.

10. Staff pension schemes

a. Friends Provident Pension Scheme & total schemes

i) The Group operates two defined benefit schemes: the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's Life & Pensions employees belong, and the ISIS Asset Management plc Pension Scheme, a scheme which is closed to new entrants, detailed in b. below. Neither scheme made contributions during the year (2001: £Nil). In addition, the Group operates two defined contribution schemes: the scheme operated by ISIS Asset Management plc, and the scheme operated by Friends Provident International Limited. Contributions for the period were £1.6m and £0.5m respectively, and are included within 'Other charges' in the non-technical account.

FPPS is a UK defined benefit scheme and its assets are administered by ISIS Asset Management plc, a subsidiary undertaking. The employer paid no contributions to the scheme for the period ending 31 December 2002, in accordance with the schedule of contributions for the period to 30 September 2007 agreed between the employer and the scheme trustees, based on the actuarial valuation as at 30 September 2001.

Details of the latest valuation for FPPS are given below:

	FPPS
Date of last valuation	30 September 2002
Method of valuation	Projected Unit
Scheme Actuary	Towers Perrin
Market value of assets at last valuation date	£509m
Level of funding	94%

The full actuarial valuation was updated to 31 December 2002 by the Scheme Actuary. The major assumptions used by the Actuary were:

	31 Dec 2002	31 Dec 2001
Inflation assumption	2.00%	2.25%
Rate of increase in salaries	*3.50%	*3.75%
Rate of increase in pensions in payment	2.00%	2.25%
Discount rate	5.50%	6.00%

* Plus allowance for salary scale increases.

10. Staff pension schemes continued

ii) Assets in the principal scheme and the expected annual rate of return

	Expected annual long-term rate of return		Value	
	31 Dec 2002 %	31 Dec 2001 %	31 Dec 2002 £m	31 Dec 2001 £m
Fixed interest bonds	**5.00**	4.75	**46**	63
Index-linked bonds	**4.75**	4.50	**39**	45
Equities	**7.50**	8.50	**424**	581
Cash	**4.00**	4.50	**18**	12
Total market value of assets			**527**	701
Present value of scheme liabilities			**(547)**	(512)
(Deficit)/Surplus in the scheme			**(20)**	189
Related deferred tax asset/(liability)			**6**	(57)
Net pension (liability)/asset: FPPS			**(14)**	132
Other schemes			**(6)**	1
Net pension (liability)/asset			**(20)**	133

iii) Analysis of the amount charged to operating profit

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Current service cost: FPPS	**18**	9
Other schemes	**1**	–
Total operating charge	**19**	9

iv) Analysis of the amount credited to investment income

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Expected return on pension scheme assets	**54**	31
Interest on pension scheme liabilities	**(31)**	(16)
Expected return on net pension liability/asset: FPPS	**23**	15
Other schemes	**–**	–
Expected return on net pension liability/asset	**23**	15

The expected return on net pension liability/asset is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding period end.

10. Staff pension schemes continued

v) Analysis of the amount recognised in statement of total recognised gains and losses ("STRGL")

	Full year 2002 £m	Period ended 31 Dec 2001 £m
Actual return less expected return on pension scheme assets	**(190)**	(64)
Experience gains and losses arising on the scheme liabilities	**4**	(6)
Changes in assumptions underlying the present value of the scheme liabilities	**(28)**	–
Actuarial loss recognised in STRGL: FPPS	**(214)**	(70)
Other schemes	**(8)**	(4)
Total actuarial loss recognised in STRGL	**(222)**	(74)

vi) Movement in surplus during the period

	Full year 2002 £m	Period ended 31 Dec 2001 £m
Surplus in schemes at beginning of the period: FPPS	**189**	257
Other schemes	**1**	1
	190	258
Movement in period:		
Total operating charge	**(19)**	(9)
Expected return on net pension liability/asset	**23**	15
Actuarial loss	**(222)**	(74)
	(218)	(68)
(Deficit)/Surplus in schemes at end of the period: FPPS	**(20)**	189
Other schemes	**(8)**	1
	(28)	190

vii) History of experience gains and losses

FPPS	Full year 1998 £m	Full year 1999 £m	Full year 2000 £m	Half year ended 30 Jun 2001 £m	Half year ended 31 Dec 2001 £m	Full Year 2002 £m
Difference between the expected and actual return on scheme assets:						
Amount	53	128	(140)	(123)	(64)	**(190)**
Percentage of closing scheme assets	7.0%	13.6%	(16.5)%	(16.4)%	(9.1)%	**(36.1)%**
Experience gains and losses on scheme liabilities:						
Amount	(7)	(1)	9	–	(6)	**4**
Percentage of the present value of the scheme liabilities	(1.6)%	(0.2)%	1.9%	0%	(1.2)%	**0.7%**
Total amount recognised in the statement of total recognised gains and losses:						
Amount	6	104	(104)	(123)	(70)	**(214)**
Percentage of the present value of the scheme liabilities	1.4%	21.6%	(21.8)%	(25.0)%	(13.7)%	**(39.1)%**

In order to ensure comparability, 1998 experience gains and losses include a full year for the London and Manchester Group Pension Scheme. The half year percentage returns are not annualised and are therefore not comparable with returns for the full year's comparatives.

FINANCIAL STATEMENTS

10. Staff pension schemes continued

b. The ISIS Asset Management plc Pension Scheme

i) ISIS operates a UK defined benefit scheme ("ISISPS"). The scheme was closed to new entrants from 1 January 1996, although on 31 December 2001 a number of employees who were members of FPPS transferred to ISISPS. The assets of the scheme are managed by ISIS.

The employer made no contributions to the scheme for the year ended 31 December 2002 (2001: £Nil).

As ISISPS is a closed scheme, under the projected unit method the current service cost will increase as the members of the scheme approach retirement. Details of the latest valuation for the scheme are given below:

	ISISPS
Date of last valuation	31 March 2002
Method of valuation	Projected Unit
Scheme Actuary	Mercer Human Resource Consulting Limited
Market value of assets at last valuation date	£31.9m
Level of funding	112%

The full actuarial valuation was updated to 31 December 2002 by the Scheme Actuary. The major assumptions used by the Actuary were:

	31 Dec 2002	31 Dec 2001
Inflation assumption	**2.25%**	2.50%
Rate of increase in salaries	**4.00%**	4.50%
Rate of increase in pensions in payment	**3.50%**	3.50%
Discount rate	**5.50%**	5.75%

ii) Assets in the scheme and the expected annual rate of return

	Expected annual long-term rate of return		Value	
	31 Dec 2002	31 Dec 2001	31 Dec 2002 £m	31 Dec 2001 £m
Gilts	**5.00%**	5.00%	**2**	2
Equities	**7.00%**	7.00%	**20**	30
Corporate bonds	**5.50%**	n/a	**3**	–
Total market value of assets			**25**	32
Present value of scheme liabilities			**(33)**	(31)
(Deficit)/Surplus in the scheme			**(8)**	1
Related deferred tax asset			**2**	–
Net pension (liability)/asset			**(6)**	1

iii) Analysis of the amount charged to operating profit

	Full Year 2002 £m	Period Ended 31 Dec 2001 £m
Current service cost and total operating charge	**1**	1

10. Staff pension schemes continued

iv) Analysis of the amount credited to investment income

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Expected return on pension scheme assets	**2**	2
Interest on pension scheme liabilities	**(2)**	(1)
Expected return on net pension liability/asset	**–**	1

The expected return on net pension liability/asset is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding period end.

v) Analysis of the amount recognised in statement of total recognised gains and losses ("STRGL")

	Full Year 2002 £m	Period Ended 31 Dec 2001 £m
Actual return less expected return on pension scheme assets	**(9)**	(6)
Experience gains and (losses) arising on the scheme liabilities	**1**	(1)
Changes in assumptions underlying the present value of the scheme liabilities	**–**	(1)
	(8)	(8)
Market value of assets transferred from FPPS scheme	**–**	13
Actuarial value of liabilities transferred from FPPS scheme	**–**	(10)
Actuarial surplus transferred from FPPS scheme	**–**	3
Actuarial loss recognised in STRGL	**(8)**	(5)

vi) Movement in surplus during the period

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Surplus at beginning of the period	**1**	6
Movement in period:		
Total operating charge	**(1)**	(1)
Net expected return on pension liability/asset	**–**	1
Actuarial loss	**(8)**	(5)
(Loss)/Surplus at end of the period	**(8)**	1

vii) History of experience gains and losses

ISISPS	Full Year 2000 £m	Full Year 2001 £m	Full Year 2002 £m
Difference between the expected and actual return on scheme assets:			
Amount	(1)	(6)	**(9)**
Percentage of opening scheme assets	(5)%	(18)%	**(37)%**
Experience gains and losses on scheme liabilities:			
Amount	(1)	(1)	**1**
Percentage of the present value of the scheme liabilities	(4)%	(2)%	**4%**
Total amount recognised in the statement of total recognised gains and losses:			
Amount	(2)	(5)	**(8)**
Percentage of the present value of the scheme liabilities	(9)%	(16)%	**(24)%**

Financial Reporting Standard 17 (Retirement benefits) ("FRS17") was first adopted by ISIS in 2001. FRS17 historical information prior to 2000 is not available.

FINANCIAL STATEMENTS

11. Taxation

Profit and loss account

United Kingdom and overseas taxation has been charged in the profit and loss account on assessable profits and income on the bases and rates appropriate to the various classes of business.

a. Tax charged to the long-term business technical account and non-technical account

	Technical account		Non-technical account	
	Full Year 2002 £m	Period Ended 31 Dec 2001 £m	Full Year 2002 £m	Period Ended 31 Dec 2001 £m
Current taxation				
United Kingdom corporation tax (30%)	**54**	3	**17**	(11)
Adjustments in respect of prior periods	**(12)**	(5)	**(5)**	–
	42	(2)	**12**	(11)
Overseas taxation	**2**	5	**–**	–
Tax credit attributable to balance on the long-term business technical account	**68**	–	**17**	31
Total current taxation	**112**	3	**29**	20
Deferred taxation				
Origination and reversal of timing differences	**(119)**	(47)	**4**	(5)
Effect of discount	**12**	2	**–**	–
Total deferred taxation	**(107)**	(45)	**4**	(5)
Total taxation	**5**	(42)	**33**	15

For 2002, the total tax credit on the long-term business technical account of £85m includes £68m relating to the £228m allocated investment return transferred from the non-technical account which is attributed to the technical account.

b. Factors affecting tax charge for period

The tax assessed for the period is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below.

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
(Loss)/Profit on ordinary activities before tax	**(37)**	39
(Loss)/Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	**(11)**	12
Effects of:		
Deductions not allowable for tax purposes	**8**	5
Depreciation for the period in excess of capital allowances	**–**	2
Deferred tax movements	**(4)**	–
Tax losses not utilised	**36**	1
Current tax charge for period	**29**	20

11. Taxation continued

Balance Sheet

Deferred taxation	£m
At 1 January 2002	105
Effect of discounting	11
Charge in year	(115)
At 31 December 2002	1

Deferred taxation

Details of the liability for deferred taxation are given below:

	2002 £m	2001 £m
Revaluation of investments	**(1)**	68
Accelerated capital allowances	**(12)**	(12)
Short term timing differences	**(1)**	4
Deferred acquisition costs	**15**	45
Discounted provision for deferred taxation	**1**	105
Impact of discounting on deferred taxation	**12**	20

Deferred taxation on chargeable losses relating to the net unrealised depreciation of investments within linked funds, including that relating to the deemed disposal of unit trusts, is taken into account in the calculation of technical provisions for linked liabilities and is therefore excluded from the above analysis.

Factors that may affect future tax charges

The deferred tax assets which have not been recognised due to uncertainty of the recoverability in the foreseeable future comprise:

	Technical account		Non-technical account	
	2002 £000	2001 £000	2002 £000	2001 £000
Unrealised losses on investments	**19**	–	**14**	–
Realised losses on investments	**44**	–	**22**	–
	63	–	**36**	–

The unprovided deferred tax assets will be recoverable in the event of a significant increase in equity values above the values as at 31 December 2002.

The pension liability/asset is recorded net of the related deferred tax in the balance sheet and details of the deferred tax are shown in note 10. The deferred tax asset/liability relating to the pension liability/asset is not included in the analysis above.

12. Other income and charges

Other income includes £50m (2001: £19m) in respect of net income from investment management fees earned by the Asset Management business (excluding those charged to the Life & Pensions business). This relates to acquired and other continuing operations.

Other charges include £19m of operating exceptional items relating to the acquisition of Royal & SunAlliance Investments. Within other charges is a further £2m of operating exceptional items relating to Life & Pensions integration expenses following the acquisition of Friends Provident International Limited (formerly Royal & SunAlliance International Financial Services Limited) as referred to in note 34.

2001 has been restated to eliminate on consolidation intra group investment management fees, reducing both 'Other income' and 'Other charges' by £20m.

13. Dividend

	2002 £m	2001 £m
Interim dividend 2.45p per share (2001: Nil p per share)	**42**	–
Proposed final dividend 4.8p per share (2001: 3.5p per share)	**83**	60
	125	60

14. Earnings per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the loss/profit after tax attributable to shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Full year 2002		25 week trading period ended 31 December 2001(i)	
	Earnings £m	Per share pence	Earnings £m	Per share pence
(Loss)/Profit after tax attributable to equity shareholders	**(66)**	**(3.8)**	23	1.8
Short term fluctuations in investment return	**348**	**20.2**	92	7.1
Amortisation of goodwill	**23**	**1.3**	7	0.5
Operating exceptional items: Integration costs	**21**	**1.2**	–	–
Exceptional items relating to Asset Management operations	**–**	**–**	2	0.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	**(76)**	**(4.4)**	(27)	(2.1)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	**250**	**14.5**	97	7.5
Weighted average number of shares for the financial period (millions)		**1,722**		(ii)1,292
Operating profit before amortisation of goodwill and operating exceptional items, after tax, for the trading period	**250**	**14.5**	97	5.7
Weighted average number of shares for the trading period (millions)		**1,722**		(iii)1,711

(i) 2001 restated for the bonus shares issued on 2 August 2002.
(ii) representing the period from 23 November 2000 to 31 December 2001.
(iii) representing the period from 9 July 2001 to 31 December 2001.

b. Diluted earnings per share

	Full year 2002			25 week trading period ended 31 Dec 2001(i)		
	Earnings £m	Weighted average number of shares million	Per share pence	Earnings £m	Weighted average number of shares million	Per share pence
(Loss)/Profit after tax attributable to equity shareholders	**(66)**	**1,722**	**(3.8)**	23	1,292	1.8
Dilutive effect of options	**–**	**–**	**–**	–	–	–
Diluted earnings per share	**(66)**	**1,722**	**(3.8)**	23	1,292	1.8

(i) 2001 restated for the bonus shares issued on 2 August 2002.

15. Parent Company

As permitted by section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these accounts. The retained profit for the financial year, including dividends paid or proposed by subsidiaries, for the Company is £101m (2001: loss of £152m for the financial period).

16. Intangible assets

	Goodwill £m	Licence £m
Cost		
At 1 January 2002	303	–
Acquisitions	220	18
Disposal	(11)	–
At 31 December 2002	512	18
Amortisation		
At 1 January 2002	47	–
Disposal	(3)	–
Charge for the period	23	2
At 31 December 2002	67	2
Net book value		
At 31 December 2002	445	16
At 31 December 2001	256	–

Goodwill relating to the acquisition of London and Manchester Group plc is being amortised on a straight line basis over 20 years from the date of acquisition of the London and Manchester Group plc by the FPLO Group.

Acquisitions relate to the acquisition of Royal & SunAlliance Investments and Royal & SunAlliance International Financial Services Limited as disclosed in note 34. The goodwill associated with the retail business of Royal & SunAlliance Investments is being amortised on a straight line basis over 20 years from the date of acquisition by the Group. The goodwill associated with the investment management of the insurance business of Royal & SunAlliance Group plc is being amortised over 10 years, in line with the period of the underlying Investment Management Agreements.

The goodwill relating to the acquisition of Royal & SunAlliance International Financial Services Limited is being amortised on a straight line basis over 20 years from the date of acquisition.

The cost of goodwill is split as follows:

	£m
Amortised over 10 years	106
Amortised over 20 years	406
	512

Disposals relate to the sale of the Group's estate agency business to Countrywide Assured Group plc in August 2002.

Cumulative goodwill written off directly to the fund for future appropriations of the FPLO Group arising from acquisitions prior to 1998 amounted to £76 million as at 31 December 2002.

The licence relates to an exclusive distribution agreement secured with Countrywide Assured Group plc in August 2002. The agreement gives a 15 year exclusive right to distribute mortgage related protection products through Countrywide's 700 estate agency branches and its 650 licenced consultants.

FINANCIAL STATEMENTS

17. Investments

	Group			
	Current Value 2002 £m	Cost 2002 £m	Current Value 2001 £m	Cost 2001 £m
Land and buildings				
Owner occupied				
Freehold	**47**	**69**	46	69
Long Leasehold	**6**	**8**	6	9
	53	**77**	52	78
Other				
Freehold	**1,308**	**1,127**	1,338	1,146
Long Leasehold	**171**	**126**	143	104
	1,479	**1,253**	1,481	1,250
Total land and buildings	**1,532**	**1,330**	1,533	1,328
Investments in participating interests	**17**	**19**	19	19
Other financial investments				
Shares and other variable yield securities, units in unit trusts and shares in OEICs	**5,861**	**6,510**	9,497	7,736
Debt and other fixed income securities	**10,779**	**10,233**	9,239	9,044
Participation in investment pools	**127**	**119**	87	74
Loans secured by mortgages	**4**	**4**	4	4
Other loans	**4**	**4**	35	35
Deposits with credit institutions	**1,016**	**1,016**	969	969
Other	**297**	**215**	248	168
	18,088	**18,101**	20,079	18,030
Assets held to cover linked liabilities	**8,975**	**9,992**	8,706	7,831

Listed investments included within the current values of other financial investments shown above comprise:

	Group	
	Current Value 2002 £m	Current Value 2001 £m
Shares and other variable yield securities, units in unit trusts and shares in OEICs	**5,827**	8,110
Debt securities and other fixed income securities	**10,752**	9,190
	16,579	17,300

The current value of Group assets held to cover linked liabilities includes £953m (2001: £1,374m) relating to managed pension funds.

Other investments comprise derivative contracts to hedge amounts in the long-term business provision.

During the last 12 months, all properties have been valued by a qualified valuer, approximately 80% by value by independent valuers, principally DTZ Debenham Tie Leung and Insignia Richard Ellis, who are both Chartered Surveyors, and 20% by value by Chartered Surveyors who are employees of the Group.

17. Investments continued

The movement in investments in participating interests is as follows:

	Group £m
Current Value	
At 1 January 2002	19
Revaluation	(2)
At 31 December 2002	17
Cost	
At 1 January 2002	19
At 31 December 2002	19

Included above is European Alliance Partners Company B.V., an associated undertaking.

The Group holds at least 20% of the nominal value of the equity share of 7 other associated undertakings, which are included within other financial investments. In the Group balance sheet the combined value of these holdings amounts to 0.2% of total assets. No additional disclosures are made regarding these associated undertakings due to their immateriality relative to the Group.

The movement in investments in group undertakings is as follows:

	Company	
	Shares in group undertakings 2002 £m	Loans to group undertakings 2002 £m
Current value		
At 1 January 2002	2,992	95
Additions	918	20
Disposals	–	(35)
Revaluations	(1,038)	–
At 31 December 2002	2,872	80
Cost		
At 1 January 2002	1,165	95
At 31 December 2002	2,083	80

Additions to shares in group undertakings relate to the issue of share capital in Friends Provident (Jersey) Limited (£284m) and Friends Provident Life and Pensions Limited (£634m).

The directors have revalued all fixed assets in the Company and are satisfied that the aggregate value of those assets is not less than the aggregate amount at which they are stated in the Company's accounts as shown above.

18. Present value of acquired in-force business

	Note	£m
Cost		
At 1 January 2002		151
Acquisitions	34	69
At 31 December 2002		220
Amortisation		
At 1 January 2002		28
Impairment during period		14
Amortisation during period		9
At 31 December 2002		51
Net book value		
At 31 December 2002		169
At 31 December 2001		123

19. Other debtors

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Investment income receivable	**16**	16	**–**	–
Taxation recoverable	**–**	–	**–**	1
Deferred taxation – revaluation of investments	**–**	–	**–**	3
Investments sold for subsequent settlement	**24**	–	**–**	–
Amounts due from group undertakings	**–**	–	**252**	56
Other debtors	**78**	66	**–**	–
	118	82	**252**	60

20. Tangible assets

	Notes	Motor vehicles £m	Computer equipment £m	Fixtures, fittings and office equipment £m	Total £m
Cost					
At 1 January 2002		21	75	7	103
Acquisitions	34	–	9	3	12
Additions		4	12	1	17
Disposals		(11)	(6)	(2)	(19)
At 31 December 2002		14	90	9	113
Depreciation					
At 1 January 2002		9	47	4	60
Acquisitions	34	–	8	2	10
Charge for the period		4	17	1	22
Disposals		(7)	(3)	(1)	(11)
At 31 December 2002		6	69	6	81
Net Book Value					
At 31 December 2002		8	21	3	32
At 31 December 2001		12	28	3	43

The net book value includes an amount of £2m (2001: £5m) in respect of motor vehicles held under finance leases.

21. Share capital and share premium

a. The authorised and issued share capital of the Company at 31 December 2002 was:

	2002 £m	2001 £m
Authorised:		
2,500m (2001: 2,500m) ordinary shares of 10 pence	250	250
Allotted and fully paid:		
1,722m (2001: 1,710m) ordinary shares of 10 pence	172	171

b. During the period, a total of 11,513,413 ordinary shares of 10 pence each were allocated and issued by the Company as follows:

	Number	Share capital £m	Share premium £m
At 1 January 2002	1,710,408,275	171	1,447
Shares issued on 2 August 2002	11,513,413	1	(1)
	1,721,921,688	172	1,446

On 2 August 2002 11,513,413 new ordinary shares of 10p each were issued as bonus shares to shareholders on the basis of one bonus share for every complete twenty shares acquired in the Preferential Offer on 9 July 2001 and held continuously up to and including 9 July 2002. The share premium account has been applied by the company in paying up these bonus shares.

Advantage has been taken of the exemption allowed in UITF abstract 17 (Employee share schemes) in respect of Inland Revenue approved SAYE schemes.

c. Options over 18,376,561 shares are outstanding under the Group's option schemes at 31 December 2002 as shown below:

	Number of shares	Option price pence per share	Exercise date
ShareSave 2001 (3 year)	889,905	180.00	1 Aug 2004
ShareSave 2001 (5 year)	1,035,441	180.00	1 Aug 2006
ShareSave 2002 (3 year)	4,009,048	107.76	1 Oct 2005
ShareSave 2002 (5 year)	4,478,539	107.76	1 Oct 2007
Share Incentive Plan*	596,043	141.65	5 Sept 2003
Executive Share Option Scheme	7,053,484	195.00	14 Mar 2005
Long Term Incentive plan	314,101	10.00	14 Mar 2005

* The option price shown for the Share Incentive Plan reflects the start price at the beginning of the 2002 Partnership Shares accumulation period.

A description of these schemes is contained in the Remuneration Report of the Board on pages 38 to 45.

22. Profit and loss account

	Pension reserve £m	Other £m	Total £m
At 1 January 2002	133	474	607
Retained loss	2	(193)	(191)
Pension scheme losses	(222)	–	(222)
Deferred taxation on pension scheme losses	67	–	67
Equity minority interest on pension scheme losses and deferred taxation on pension scheme losses	–	2	2
At 31 December 2002	(20)	283	263

FINANCIAL STATEMENTS

23. Parent company reserves

	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 January 2002	1,827	18	1,845
Retained profit	–	101	101
Revaluation of investments	(970)	–	(970)
Transfers between reserves	(68)	68	–
At 31 December 2002	789	187	976

In accordance with the Companies Act 1985, the directors have considered the valuation of all fixed assets and are satisfied that the aggregate value of all assets is not less than the book value as stated in the Company's balance sheet on page 57. Therefore, in accordance with the Companies Act 1985 s.275, diminutions on certain fixed assets have been treated as unrealised losses. In order to reflect this, a transfer of £68m (2001: £170m) in respect of these diminutions has been made to the profit and loss account from the revaluation reserve.

24. Subordinated liabilities

On 18 November 1996 FP Finance PLC, a wholly owned subsidiary undertaking, issued £215m of 9.125% Undated Subordinated Guaranteed Bonds guaranteed by FPLO. Redemption is at the option of FP Finance PLC and is not generally allowable prior to 25 November 2006. The bonds were guaranteed on a subordinated basis by FPLO after the claims of FPLO's senior creditors, including all policyholder liabilities. On 9 July 2001, under the Scheme, FPLP replaced FPLO as the guarantor. The market value of the bonds at 31 December 2002 was £227m (2001: £225m).

25. Policyholder liabilities

a. Long-term business provision

	£m
At 1 January 2002	
Gross	19,441
Reinsurance	(806)
Net	18,635
Acquisitions	
Gross	35
Reinsurance	–
Net	35
Movement in period	
Gross	(868)
Reinsurance	707
Net	(161)
At 31 December 2002	
Gross	18,608
Reinsurance	(99)
Net	18,509

On 9 July 2001 FPLP entered into a stoploss financial reinsurance contract with a number of leading reinsurers. The amount of reinsurance cover at 31 December 2002 was £530m (2001: £600m).

Included within the reinsurers' share of long-term business provision of £806m for 2001 was an amount of £702m, representing the estimated amount recoverable in the event of a claim under the stoploss contract including the recovery of £400m of future premiums payable over the lifetime of the contract. As the contract only pays out in the event of the company having failed to generate sufficient future surpluses to meet its final life policy claim payments, deferred acquisition costs, which are deferred only to the extent that they are recoverable out of future margins, to the value of £302m, were not recognised in the consolidated balance sheet for 2001.

In 2002, no amount is included within the reinsurers' share of long-term business provision in respect of the stoploss contract. Accordingly, deferred acquisition costs have been recognised in full in the consolidated balance sheet. This change in presentation has no effect on the fund for future appropriations.

25. Policyholder liabilities continued

b. Technical provision for linked liabilities

	£m
At 1 January 2002	8,706
Acquisitions	1,971
Movements in period	(1,702)
At 31 December 2002	8,975

26. Long-term business provision

The long-term business provision is calculated on the basis of recognised actuarial methods with due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written and the results are certified by the professionals undertaking the valuations.

Calculations are made on an individual policy basis, however where any global provisions are made these are calculated using statistical or mathematical methods. These results are expected to be approximately the same as if an individual liability was calculated for each long-term contract.

Specific material uncertainties arise in respect of guaranteed annuity options, where the option will only be of value to the policyholder if the economic conditions assumed exist at the time of retirement.

The long-term business provision is sensitive to the principal assumptions in respect of interest rates and mortality, although the relative sensitivity will vary depending on the class of long-term business.

The principal assumptions underlying the calculation of the long-term business provision are set out below:

	Valuation interest rates	
	31 Dec 2002 %	31 Dec 2001 %
Class of Business		
Life Fund:		
Conventional With Profit	**3.4**	2.7
Unitised With Profit	**3.2**	3.3
Unit-linked	**3.2**	3.5
Term assurance	**3.2**	3.5
Income protection	**4.0**	4.8
Pension business and annuity funds:		
With Profit deferred annuities for the self-employed	**4.3**	3.3
Deferred annuity under pension schemes:		
With Profit main series	**3.9**	4.0
With Profit UK Provident series	**4.3**	3.3
Unitised With Profit	**3.9**	4.0
Annuities in payment	**4.8**	5.2

The valuation interest rates for some classes of With Profit business for which there is no longer any net reinvestment have been set having regard to the yield on the backing assets.

Cashable deferred annuities are valued at the greater of the value of the cash option or the annuity discounted at 4.4% (2001: 4.5%) per annum in payment. Where a guaranteed annuity option is more valuable than the cash equivalent, it is assumed that 15% to 23% of the benefit is taken as tax free cash.

Single premium income protection contracts have been valued as 90% of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

The provision for linked contracts is equal to the value of units. A non-unit liability consisting mainly of a sterling reserve calculated by carrying out cash flow projections on appropriate basis, including allowance for future expenses, is included within the long-term business provision.

Accumulating With Profit business (main series With Profit deferred annuities and unitised With Profit business) is valued in a similar way to linked business and includes an allowance for future bonuses and surrender values.

FINANCIAL STATEMENTS

26. Long-term business provision continued

Allowance for future mortality and sickness has been made using standard published tables:

	2002 In deferment	2002 In payment	2001 In deferment	2001 In payment
Term assurances (i)	75% TM92/80% TF92		80% TM/F80	
Other life assurances	80% AM/F80	–	80% AM/F80	–
Unitised policies	80% AM/F80	–	80% AM/F80	–
Individual deferred annuities	35% AM/F80	80% RM/FV92C2001 (ii)	50% AM/F80	80% RM/FV92C2025
Group deferred annuities	35% AM/F80	95% PM/FA92C2001 (ii)	50% AM/F80	95% PM/FA92C2025
Individual annuities in payment	–	80% RM/FV92U2003 (iii)	–	80% RM/FA92U2002
Group annuities in payment	–	95% PM/FA92U2003 (iii)	–	95% PM/FA92U2002

Income protection sickness experience is based on recent experience with a 10% margin for recoveries and a 19% margin for inceptions.

The total cost of reversionary, interim and terminal bonuses attributable for the period ended 31 December 2002 was £535m (2001: £551m).

(i) Aggregate rates. Smokers and non-smokers are assumed to have higher and lower mortality respectively.
(ii) Projected using CMI short cohort per annum improvement factors from 2001.
(iii) Plus additional 0.5% per annum from 2003 onwards for males only.

27. Provisions for other risks and charges

	Note	£m
Vacant properties		
At 1 January 2002		8
Charge in year		6
Utilised in year		(2)
At 31 December 2002		12
Deferred taxation		
At 1 January 2002		105
Effect of discounting		11
Charge in year		(115)
At 31 December 2002		1
Endowment complaints	37	
At 1 January 2002		4
Charge in year		28
Utilised in year		(1)
At 31 December 2002		31
Other		
At 1 January 2002		3
Recategorisation to debtors arising out of direct insurance operations – intermediaries		18
Charge in year		6
Utilised in year		(1)
At 31 December 2002		26
Total at 1 January 2002		120
Total at 31 December 2002		70

Vacant properties

The Group holds leases for a number of vacant and sub-let properties previously occupied by the Group. Provision has been made for the residual lease commitments and for other outgoings where significant, after taking account of existing and expected sub-tenant arrangements. The remaining terms of the leases are up to 12 years. Assumptions as to whether each leasehold property may be sub-let or assigned in the future have been made. The discount rate applied to expected future cash flows is 5%.

Other

The recategorisation to debtors arising out of insurance operations – intermediaries, relates to the recategorisation of an amount recoverable from intermediaries of £18m (2001: £6m). The recoverable amount in 2001 was offset against, and therefore reduced, the related provision for the repayment of premium rebates to reinsurers included within other provisions.

28. Debenture loans

	2002 £m	2001 £m
Loan notes	**14**	19
Other debenture loan	**51**	52
	65	71

The loan notes issued by FP Business Holdings Limited ("FPBH") are fully paid and are guaranteed by FPLP. The loan notes are repayable at par in the year 2006 and may be redeemed at the holders request on set dates in any year until 2006. FPBH may redeem the loan notes if 75% or more of the loan notes have been redeemed. As at 31 December 2002 57% of the loan notes had been redeemed. The loan notes bear interest at a variable rate of 0.5% below London Inter Bank Offer Rate ("LIBOR").

The other debenture loan comprises a loan of £50.0m carried at £51.4m (2001: £52.4m) being the amortised balance of the fair value of the loan at the date of acquisition of London and Manchester Group plc by FPLO Group. The debenture loan is repayable in November 2004 at par, with interest at 8.125% per annum and is secured by a bank deposit of £54.4m which matures in November 2004. The market value of the debenture at 31 December 2002 amounted to £53.0m (2001: £51.6m).

29. Convertible bonds

On 11 December 2002, Friends Provident plc issued £290m 5.25% convertible bonds due 2007 which are convertible at the option of the holder to ordinary shares at any time on or after 21 January 2003 and up to 5 December 2007. The number of ordinary shares to be issued on conversion will be determined by dividing the principal amount of the relevant bonds by the conversion price in effect on the relevant conversion date. The initial conversion price is £1.71 per ordinary share. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 11 December 2007 at their principal amount.

The Issuer may redeem all, but not some only, of the bonds for the time being outstanding at their principal amount, at any time on or after 27 December 2005 or earlier, in either case if certain conditions are met.

The Issuer may deliver a cash amount as an alternative to issuing ordinary shares upon either conversion or redemption.

The convertible bonds are carried at £284m being the £290m less capitalised issue costs of £6m. Interest is payable on the bonds in equal instalments semi-annually in arrears on 11 June and 11 December in each year.

The market value of the convertible bonds at 31 December 2002 amounted to £287m.

30. Amounts owed to credit institutions

	2002 £m	2001 £m
Bank overdrafts	**–**	83
Margin loans repayable within one year	**–**	278
	–	361

31. Total borrowings

Total borrowings are repayable as follows:

	2002 £m	2001 £m
Within one year or on demand	**14**	380
Between one and two years	**51**	–
Between two and five years	**505**	267
	570	647

32. Other creditors including taxation and social security

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Taxation	**45**	68	**2**	–
Investments purchased for subsequent settlement	**75**	6	**–**	–
Amounts owed to group undertakings	**–**	–	**285**	12
Amounts owed to participating interests	**16**	–	**–**	–
Obligations under finance leases	**1**	2	**–**	–
Other creditors	**64**	55	**–**	–
Proposed dividend	**83**	60	**83**	60
	284	191	**370**	72

All other creditors are repayable within a period of one year.

33. Cash flow statement

a. Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m
(Loss)/Profit on ordinary activities before tax	**(37)**	39
Investment income	**(29)**	(13)
Interest payable	**11**	2
Exceptional items relating to Asset Management operations	**–**	2
Adjustments for non-cash items:		
Shareholder realised and unrealised investment gains	**106**	20
Amortisation of goodwill	**23**	7
Depreciation of tangible fixed assets	**22**	11
Loss on sale of fixed assets	**1**	–
Profits relating to long-term business	**(283)**	(103)
Net cash received from long-term business	**208**	–
Allocated investment income	**228**	66
Current service cost of pension scheme	**19**	9
Expected return on net pension asset	**(23)**	(15)
Movements in other assets/liabilities	**(29)**	53
Net cash inflow from operating activities	**217**	78

b. Movement in opening and closing portfolio investments, net of financing

	2002 £m
Decrease in cash holdings	**(33)**
Increase in portfolio investments	**266**
Increase in borrowings	**(464)**
Movement arising from cash flows	**(231)**
Movement arising in long-term business	**(1,736)**
Acquired with subsidiary	**20**
Changes in market value and exchange rate effects	**(106)**
Other changes	**4**
Total movements in portfolio investments, net of financing	**(2,049)**
Portfolio investments, net of financing at beginning of period	**21,499**
Portfolio investments, net of financing at end of period	**19,450**

FINANCIAL STATEMENTS

33. Cash flow statement continued

c. Portfolio investments

	2002 £m	2001 £m
Purchase of portfolio investments		
Land and buildings	**1**	–
Shares and other variable yield securities	**299**	271
Loans, debt securities and other fixed income securities	**328**	101
	628	372
Sale of portfolio investments		
Shares and other variable yield securities	**(338)**	(15)
Loans, debt securities and other fixed income securities	**(308)**	(37)
	(646)	(52)
Net increase in deposits with credit institutions	**284**	85
Movements in portfolio investments arising from cash flows	**266**	405

d. Movement in cash, portfolio investments and financing

	1 January 2002 £m	Changes in long-term business £m	Cash flow £m	Acquired with subsidiary (excluding cash) £m	Changes to market values and currency £m	Other changes £m	At 31 Dec 2002 £m
Portfolio Investments							
Net cash at bank and in hand	319	(107)	(33)	–	–	–	179
Land and buildings	1,533	(7)	1	5	–	–	1,532
Shares and other variable yield securities	9,497	(3,506)	(39)	15	(110)	4	5,861
Loans, debt securities and other fixed income securities	9,239	1,517	20	–	3	–	10,779
Participation in investment pools	87	40	–	–	–	–	127
Loans secured by mortgages	4	–	–	–	–	–	4
Other loans	35	(31)	–	–	–	–	4
Deposits with credit institutions	969	(237)	284	–	–	–	1,016
Other	248	49	–	–	–	–	297
Financing							
Debenture loans	(71)	5	–	–	1	–	(65)
Convertible bonds	–	–	(284)	–	–	–	(284)
Amounts owed to credit institutions	(361)	361	–	–	–	–	–
Other	–	180	(180)	–	–	–	–
	21,499	(1,736)	(231)	20	(106)	4	19,450

FINANCIAL STATEMENTS

33. Cash flow statement continued

e. Analysis of cash flows on acquisition of subsidiary undertakings

	2002 £m	2001 £m
Net cash/overdrafts acquired with subsidiary undertakings	**30**	(6)
Portfolio investments acquired with subsidiary undertakings	**20**	201
Financing acquired with subsidiary undertakings	**–**	(101)
Net pension asset	**–**	181
Other net assets acquired	**107**	361
	157	636
Goodwill arising on acquisitions	**220**	–
Excess of assets acquired over consideration	**–**	(81)
Inter company balance settled on acquisition	**(4)**	–
Net balance receivable on completion of acquisition	**2**	–
Satisfied by cash consideration	**375**	555

f. Analysis of cash flows on sale of subsidiary undertaking

Friends Ivory & Sime plc sold Ivory & Sime Asset Management Limited to Aberdeen Asset Management plc on 29 August 2001.

	2002 £m	2001 £m
Net cash transferred on disposal of subsidiary undertaking	**–**	1
Other net assets transferred	**–**	1
	–	2
Goodwill on acquisition	**–**	7
Proceeds of sale	**–**	9

34. Acquisitions

a. Royal & SunAlliance Investments

On 1 July 2002 Friends Ivory & Sime plc completed a transaction through Friends Ivory & Sime Treasury Limited, its wholly owned subsidiary, whereby it acquired Royal & SunAlliance Investments ("R&SA Investments"), the UK asset management business of Royal & SunAlliance Insurance Group ("R&SA Group") for a consideration of £244m.

The following table summarises the assets and liabilities acquired:

	Book value before acquisition £m	Accounting policy alignment £m	Fair value adjustments £m	Fair value at acquisition £m
Debtors	18	2	(1)	19
Tangible assets	2	–	(1)	1
Cash at bank and in hand	30	–	–	30
Creditors	(18)	–	(2)	(20)
Net assets	32	2	(4)	30
Consideration (including £5m of acquisition costs)				249
Goodwill arising				219

Since the date of acquisition, operating exceptional items of £19m have been incurred in the integration of the business.
The profit after taxation and minority interests of R&SA Investments was £Nil for the period 1 January 2002 to 30 June 2002 (full year 2001: £7m).

Asset Management turnover of £90m includes £23m in respect of this acquisition. The acquisition has £Nil effect on the profit on ordinary activities before tax.

34. Acquisitions continued

The summarised profit and loss account and statement of total recognised gains and losses of R&SA Investments for the period prior to acquisition are as follows:

	Period from 1 Jan 2002 to 30 June 2002 £m
Summarised profit and loss account	
Turnover	28
Operating expenses	(25)
Operating profit	3
Exceptional items	(3)
Profit before taxation	–
Taxation	–
Profit after taxation	–
Statement of total recognised gains and losses	
Profit available for dividends	–
Total recognised gains and losses for the year	–

The summarised profit and loss account and statement of total recognised gains and losses shown above are based on the accounting policies of R&SA Investments.

b. Royal & SunAlliance International Financial Services Limited

On 5 August 2002 Friends Provident Life and Pensions Limited ("FPLP"), a wholly owned subsidiary of Friends Provident plc, completed a transaction whereby it acquired Royal & SunAlliance International Financial Services Limited ("R&SAIFS"), since renamed "Friends Provident International Limited", the Isle of Man based offshore life insurance operation of the R&SA Group, and Royal & SunAlliance Investment Management Luxemburg SA ("R&SAIML") for a consideration of £126m.

The following table summarises the assets and liabilities acquired:

	Book value before acquisition £m	Revaluation (a) £m	Accounting policy alignment (b) £m	Fair value at acquisition £m
Investments	74	–	–	74
Assets held to cover linked liabilities	1,971	–	–	1,971
Present value of in-force acquired business	–	69	–	69
Debtors	8	–	–	8
Tangible assets	1	–	–	1
Cash at bank and in hand	7	–	–	7
Prepayments and accrued income	–	–	(i) 16	16
Technical provisions	(2,022)	–	(ii) 14	(2,008)
Creditors	(10)	–	–	(10)
Accruals and deferred income	(1)	–	–	(1)
Net assets	28	69	30	127
Consideration (including £2m of acquisition costs)	–	–	–	128
Goodwill arising	–	–	–	1

(a) The present value of in-force acquired business represents the fair value of the estimated shareholders' interest in future surpluses expected to emerge from business in-force of the acquired subsidiary at the date of acquisition.

(b) The accounting policy alignments relate to:

(i) The recognition of deferred acquisition costs.

(ii) An adjustment to the valuation method of the long-term business provision to bring this into line with accounting policies set out on pages 47 to 49.

FINANCIAL STATEMENTS

34. Acquisitions continued

Since the date of acquisition, operating exceptional items of £2m have been incurred in the integration of the business.
The profit after taxation and minority interests of R&SAIFS was £6m for the period 1 January 2002 to 31 July 2002 (full year 2001: £8m).
The profit after taxation and minority interests of R&SAIML was £Nil for the period 1 January 2002 to 31 July 2002 (full year 2001: £Nil).

The above acquisition has a material impact on the geographical segmental analysis of the business, as illustrated by the following table:

	Gross Premiums			
	By source		By destination	
	United Kingdom £m	Rest of world £m	United Kingdom £m	Rest of world £m
Acquisitions (5 months ending 31 Dec 2002)	–	116	22	94
Other continuing operations (full year 2002)	2,653	221	2,611	263
Total	2,653	337	2,633	357

c. Reconciliation of operating profit analysed by acquisitions

	Total acquisitions 2002 £m	Other continuing operations 2002 £m	Total 2002 £m
Technical account			
Earned premiums, net of reinsurance	116	2,863	2,979
Investment income	8	1,165	1,173
Other technical income	–	23	23
Claims incurred, net of reinsurance	(87)	(2,880)	(2,967)
Change in other technical provisions, net of reinsurance	42	1,821	1,863
Net operating expenses	(16)	(110)	(126)
Investment expenses and charges	(4)	(445)	(449)
Unrealised losses on investments	(61)	(3,577)	(3,638)
Other technical charges	–	(49)	(49)
Tax attributable to the long-term business	–	(5)	(5)
Allocated investment return transferred from the non-technical account	–	228	228
Transfers from the fund for future appropriations	–	1,166	1,166
Balance on the long-term business technical account	(2)	200	198
Tax credit attributable to balance on long-term business technical account	–	85	85
Non-technical account			
Profit before tax from long-term business	(2)	285	283
Investment income	–	52	52
Allocated investment return transferred to the long-term business technical account	–	(228)	(228)
Investment expenses and charges	–	(69)	(69)
Unrealised losses on investments	–	(48)	(48)
Other income	23	30	53
Other charges, including value adjustments	(44)	(36)	(80)
Profit on ordinary activities before tax	(23)	(14)	(37)
Short term fluctuations in investment return	–	348	348
Operating profit on ordinary activities before tax	(23)	334	311
Operating exceptional items: Integration costs	21	–	21
Amortisation of goodwill	8	15	23
Operating profit before amortisation of goodwill, operating exceptional items and tax	6	349	355

35. Provision for pension transfers and opt-outs

In accordance with guidance issued by the Financial Services Authority and the Personal Investment Authority, FPLP, FP Life Assurance Limited and Friends Provident Pensions Limited (formerly Friends Provident Corporate Pensions Limited) have reviewed the appropriateness of advice given to policyholders who effected personal pensions contracts after 1988.

These reviews have now been substantially completed. £51m (2001: £73m) remains within the long-term business provision in respect of residual associated costs and contingencies.

36. Financial commitments

a. Capital expenditure for which provision has not been made in the financial statements of the Group is estimated as follows (Company: £Nil):

	Property 2002 £m	Other 2002 £m	Property 2001 £m	Other 2001 £m
Contracted for	**3.6**	**1.2**	8.4	–

b. The Group had annual commitments under non-cancellable operating leases for which no provision had been made in the financial statements, as follows (Company: £Nil):

	Land and buildings 2002 £m	Other 2002 £m	Land and buildings 2001 £m	Other 2001 £m
Operating leases which expire:				
within one year	**1.4**	**2.7**	1.1	2.5
in the second to fifth years inclusive	**1.0**	**–**	0.9	–
after five years	**8.4**	**–**	7.1	–

c. The obligations under finance leases for the Group fall due (Company: £Nil):

	2002 £m	2001 £m
within one year	**0.5**	0.8
in the second to fifth years inclusive	**0.5**	1.5

Commitments under non-cancellable leases represent £1.1m of obligations under finance leases and £0.1m of prepaid finance charges.

37. Contingent liabilities

Market falls during 2002 have led to a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at an estimate of the likely cost of settling such complaints. Future regulatory actions or statements could increase the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgments, future economic conditions or other unforeseen events may impact ultimate settlements made.

On 23 December 2002 the Inland Revenue issued a press release announcing measures to improve the effectiveness and fairness of the tax rules for life insurance companies. The draft clause and schedule to be included in the Finance Bill 2003 was issued on 21 January 2003.

The Inland Revenue proposals as finally enacted may have an impact on Friends Provident Life and Pensions Limited ("FPLP"). However, as discussions are continuing between the Inland Revenue and the Industry on the measures proposed, there remains uncertainty over the nature and extent of the measures. As a consequence, the directors are unable to quantify the corporation tax impact on FPLP.

FINANCIAL STATEMENTS

38. Directors' shareholdings

The beneficial interests of directors, their spouses and children under the age of eighteen in the shares of the Company and its subsidiary, ISIS Asset Management plc, are shown below:

	ISIS Asset Management plc		Friends Provident plc	
	Ordinary shares of 0.1 pence		Ordinary shares of 10 pence	
	31 December 2002	1 January 2002*	31 December 2002	1 January 2002*
Executive				
G.K. Aslet	–	–	**13,788**	12,325
H. Carter	**42,461**	39,542	**24,560**	23,391
A.R.G. Gunn	–	–	**35,498**	32,748
D.M. Jackson	–	–	**25,197**	9,618
K. Satchell	**10,000**	–	**60,253**	49,802
B.W. Sweetland	**5,000**	–	**93,018**	74,397
Non-Executive				
A.J. Carnwath	–	–	–	–
C.M. Jemmett	**7,124**	–	**2,655**	2,539
Lord MacGregor	–	–	**13,849**	13,382
R.F.H. Morton	–	–	**5,111**	4,878
D.K. Newbigging	–	–	**100,868**	96,190
Lady Judge	–	–	**5,115**	4,882

* Or date of appointment if later.

In addition, D.M. Jackson's spouse holds a beneficial interest in loan notes issued by FP Business Holdings Limited of £2,300 (31 December 2001: £19,300 of which £17,000 were redeemed on 30 June 2002).

R.H. Morton, a trustee of a grant making charity, has a non-beneficial interest in Nil shares of ISIS (2001: 114,760 shares) and 135,000 shares of the Company (2001: 321,856 shares) at 31 December 2002.

There have been no changes between 31 December 2002 and 4 March 2003.

39. Related party transactions

In the ordinary course of business the Company and its subsidiary undertakings carry out transactions with related parties, as defined by Financial Reporting Standard 8 (Related party transactions). Material transactions for the year are set out below.

a. Key management, which includes their close family and undertakings controlled by them, had various transactions with the Group during the period. Key management consists of all directors and executive management of the Group.

In aggregate these were as set out below:

	Full Year 2002 £000	Period Ended 2001 £000
Payments during the period by key management in respect of policies and investments issued or managed by the Group:		
Regular payments	**210**	90
Single payments	**249**	46
Payments during the period by the Group to key management in respect of such policies and investments	**152**	40

All these transactions were completed on terms which were no better than those available to staff.

Sir David Kinloch's fees as Chairman of ISIS Asset Management plc of £67,000 for the year to 31 December 2002 (period ended 2001: £32,500) were paid to Caledonia Investments plc.

Fees payable to B.W. Sweetland and K. Satchell for their services as non-executive directors of ISIS Asset Management plc are paid to Friends Provident Management Services Limited ("FPMS"). During the year to 31 December 2002 £52,750 (period ended 2001: £23,750) was paid in total in respect of both directors.

Fees payable for the year to 31 December 2002 amounting to £24,000 (period ended 2001: £12,000) in respect of the services of B.W. Sweetland as a director of Benchmark Group PLC were paid to FPMS. In addition there were other incidental transactions with key management, which are not considered material.

b. Other transactions with ISIS Asset Management plc ("ISIS") and its subsidiaries during the period are as follows:

	Total invoiced and accrued during the period 2002 £000	Outstanding at 31 December 2002 £000	Total invoiced and accrued during the period 2001 £000	Outstanding at 31 December 2001 £000
Shared service invoices billed and accrued by FPMS to ISIS during the period	**889**	**262**	1,048	44
Administration services billed and accrued by FPMS and FPAS to ISIS	**4,953**	**365**	2,312	–
Management fees invoiced by subsidiaries of ISIS to the Company and certain subsidiaries and long-term business funds during the period	**36,148**	**1,273**	18,947	3,706
Other recharges from ISIS during the period	**978**	**24**	529	59
Other recharges to ISIS during the period	**1,322**	**2,235**	821	–

Unit trusts/OEICs

Friends' Provident Unit Trust Managers Limited ("FPUTM") a subsidiary of ISIS acts as manager and registrar to the portfolio of Friends Provident unit trusts and OEICs. During the year £43m (period ended 2001: £31m) of management and registration fees were paid to FPUTM by the portfolio of Friends Provident unit trusts and OEICs. The balance owing to FPUTM at 31 December 2002 in respect of outstanding management and registration fees was £2m (2001: £5m).

Loans

On 30 May 2002 Friends Provident Life and Pensions Limited granted a loan facility of £180m to ISIS Treasury Limited ("ISIST"), a subsidiary of ISIS. The loan was fully drawn down on 28 June 2002. Interest on the loan is payable every six months at 5.9125% per annum. The loan is due to be repaid in full on 1 November 2006.

On 30 May 2002 Friends Provident plc granted a revolving credit facility of £50m to ISIST. The loan may be drawn down in tranches of £5m and interest is payable quarterly at LIBOR plus 0.6% per annum. The daily undrawn and uncancelled amount of the facility has a commitment fee payable at the rate of 0.3% per annum. The facility will terminate on 29 May 2007, or earlier if notice of termination is given by ISIST and the outstanding element of the loan is reduced to £Nil. The amount drawn down at 31 December 2002 was £5m.

FP Business Holdings Limited has a £250,000 subordinated loan with Ivory & Sime Trustlink Limited, a subsidiary of ISIS, under a loan agreement dated 20 April 2000. Interest is payable every six months at LIBOR plus 1% per annum. The loan was repaid in full on 3 February 2003.

39. Related party transactions continued

Shared services agreement

FPMS, under a shared service agreement with ISIS, has provided investment accounting, information technology and professional services in respect of segregated fund clients of the FP Asset Management Group. These services are charged for at an hourly rate equal to 125% of 150% of the relevant prevailing annual direct staff costs divided by 1,750.

FPMS also provided services reasonably required by ISIS at cost. FPMS made available to ISIS the use of software either owned by it or licensed to it. ISIS pay an agreed pro rata cost for the software and a system charge, together with a proportion of the initial costs of any new software. Fees are paid monthly in arrears. The Shared Services Agreement is terminable on six months written notice by either party.

Administration services agreements

Friends Provident Administration Services Limited ("FPAS") and FPMS, under administration services agreements with subsidiaries of ISIS, provide investment accounting, information technology, administration and professional services for the managed pension fund and unit trust/OEIC businesses of ISIS. The administration service agreement with FPMS is terminable on six months written notice by either party.

Management fees

Under various management agreements, subsidiaries of ISIS manage the investment of funds on behalf of the Company and certain subsidiaries in return for fees calculated at commercial rates.

Other recharges

'Other recharges' includes charges made to or from the ISIS group for premises, staff costs and other related expenditure.

c. Pension schemes

The Friends Provident Pension Scheme had investments at 31 December 2002 of £508m (2001: £689m) in funds managed by ISIS.

d. Transactions with long-term business fund

FPMS provides management services to subsidiaries of Friends Provident plc which are engaged in long-term insurance business. The total management charges during the year to 31 December were as follows:

	Full Year 2002 £m	Period Ended 2001 £m
Friends Provident Life and Pensions Limited	**142**	79
Friends Provident Pensions Limited	**79**	30
FP Life Assurance Limited	**4**	2

40. Principal group undertakings

Principal subsidiary and associated undertakings of the Group as at 31 December 2002 are shown below.

Unless otherwise stated they are undertakings incorporated in Great Britain and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

	Percentage held
Life & Pensions business	
Holding companies	
Friends Provident Investment Holdings Limited	100
FP Group Limited	100
London and Manchester Group Limited	100
Life Assurance and Pensions	
Friends Provident Life and Pensions Limited	100
FP Life Assurance Limited	100
Friends Provident Pensions Limited	100
Friends Provident International Limited (i)	100
Non-insurance financial services	
Friends Milestones Limited	100
Pan European insurance	
European Alliance Partners Company B.V. (associated undertaking) (ii)	11.43
Management services	
Friends Provident Management Services Limited	100
Finance companies	
FP Finance PLC	100
Friends Provident (Jersey) Limited (iii)	100
Trustee company	
Friends Provident Pension Scheme Trustees Limited	100
Property companies	
Benchmark Group PLC	35
London Capital Holdings Limited	
Ordinary shares	100
Deferred shares	100
Asset Management business	
ISIS Asset Management plc (iv)	
Ordinary shares	67.06
Variable rate cumulative preference shares	100
ISIS Managed Pension Funds Limited (v)	67.06
Friends' Provident Unit Trust Managers Limited	67.06
ISIS Investment Management Limited (vi)	67.06
ISIS Fund Management Limited (vii)	67.06

(i) Incorporated in the Isle of Man (name changed from Royal & SunAlliance International Financial Services Limited on 15 August 2002).
(ii) Incorporated in the Netherlands.
(iii) Incorporated in Jersey.
(iv) Name changed from Friends Ivory & Sime plc on 27 September 2002.
(v) Name changed from Friends Ivory & Sime Managed Pension Funds Limited on 30 September 2002.
(vi) Name changed from Royal & Sun Alliance Investment Management Limited on 30 September 2002.
(vii) Name changed from Royal & Sun Alliance Unit Trust Management Limited on 19 September 2002.

92 ACHIEVED PROFIT SUPPLEMENTARY INFORMATION

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFIT BASIS

For the year ended 31 December 2002

	Notes	Full year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Operating profit				
Life & Pensions achieved operating profit	3	**247**	157	92
Asset Management	4	**23**	13	14
Expected return on net pension asset		**23**	15	19
Expected return on corporate net assets	5a	**22**	14	–
Corporate costs		**(10)**	(3)	–
Operating profit before amortisation of goodwill, operating exceptional items and tax		**305**	196	125
Operating exceptional items: Integration costs	6	**(22)**	–	–
Amortisation of Asset Management goodwill		**(12)**	(1)	(1)
Operating profit on ordinary activities before tax		**271**	195	124
Exceptional items relating to Asset Management operations	7	**–**	(2)	–
Investment return variances		**(848)**	(117)	(242)
Effect of economic assumption changes	8	**(161)**	(109)	137
(Loss)/Profit on ordinary activities before tax		**(738)**	(33)	19
Tax on operating profit before amortisation of goodwill and operating exceptional items		**(93)**	(56)	(37)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		**289**	68	31
(Loss)/Profit on ordinary activities after tax		**(542)**	(21)	13
Equity minority interests		**4**	(1)	(3)
(Loss)/Profit after tax attributable to equity shareholders		**(538)**	(22)	10
Dividend		**(125)**	(60)	–
Retained (loss)/profit for the financial period		**(663)**	(82)	10
Earnings/(Loss) per share on an achieved profit basis (i)	9			
Based on loss attributable to equity shareholders – basic and diluted		**(31.2)p**	(1.7)p	
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		**12.5p**	10.8p	
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders using the weighted average number of shares for the trading period		**12.5p**	8.1p	
Dividend per share – interim		**2.45p**	–	
– final		**4.80p**	3.5p	

(i) 2001 restated for the bonus shares issued on 2 August 2002.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFIT BASIS

For the year ended 31 December 2002

	Full year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
(Loss)/Profit after tax attributable to equity shareholders	**(538)**	(22)	10
Pension scheme losses	**(222)**	(74)	(123)
Deferred taxation on pension scheme losses	**67**	22	37
Equity minority interest on pension scheme losses and deferred taxation on pension scheme losses	**2**	–	–
Foreign exchange losses	**–**	(1)	–
Total recognised losses arising in the period	**(691)**	(75)	(76)

LIFE & PENSIONS ACHIEVED PROFIT

For the year ended 31 December 2002

	Notes	Full year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Contribution from new business (i)	3a	**66**	29	16
Cost of solvency capital and pension service charge		**(17)**	(8)	(6)
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge) (i)		**49**	21	10
Profit from existing business	3b			
– expected return		**163**	85	82
– experience variances		**(6)**	28	6
– operating assumption changes		**(30)**	(10)	7
Development costs	3c	**(27)**	(16)	(14)
Expected return on shareholders' net assets within the Life & Pensions business	5b	**98**	49	1
Life & Pensions achieved operating profit before operating exceptional items and tax		**247**	157	92
Operating exceptional items: Integration costs		**(3)**	–	–
Life & Pensions achieved operating profit before tax		**244**	157	92
Investment return variances		**(785)**	(94)	(242)
Effect of economic assumption changes	8	**(161)**	(109)	137
Life & Pensions achieved loss before tax		**(702)**	(46)	(13)
Attributed tax credit		**211**	14	4
Life & Pensions achieved loss after tax		**(491)**	(32)	(9)

(i) The contribution from new business attributable to shareholders represents 100% of the total contribution from new Non Profit, unit-linked and unitised With Profit business written after the effective date of the demutualisation (9 July 2001) (the "Effective Date"); 60% of that business written before the Effective Date; together with 100% of the total contribution from new income protection business and the value of one-ninth of the cost of projected bonuses on new conventional With Profit business.

ILLUSTRATIVE CONTRIBUTION FROM NEW BUSINESS ON THE BASIS OF THE NEW FUND STRUCTURE (i)

For the year ended 31 December 2002

	Note	Full year 2002 £m	Half year ended 31 December 2001 £m	Half year ended 30 June 2001 £m
New Life & Pensions business annualised premium equivalent		**377**	183	160
Contribution from new business before tax	3a	**66**	29	25
Cost of solvency capital		**(5)**	(3)	(2)
Contribution from new business before tax (and after cost of solvency capital)		**61**	26	23
Effect of pension service charge		**(12)**	(5)	(6)
Contribution from new business before tax (and after cost of solvency capital and effect of pension service charge)		**49**	21	17

(i) After the Effective Date, 100% of the total contribution from new Non Profit, unit-linked and unitised With Profit business is attributable to shareholders, (before the Effective Date, 100% is treated in the above table as attributable to shareholders) together with 100% of the total contribution from new income protection business and the value of one-ninth of the cost of projected bonuses on new conventional With Profit business.

GROUP EMBEDDED VALUE

At 31 December 2002

	2002 £m	2001 £m
Attributable net asset value of Asset Management business (excluding goodwill) (i)	**(112)**	48
Net pension (liability)/asset of FPPS (i)	**(14)**	132
Shareholders' invested net assets	**1,222**	1,605
Shareholders' net worth	**1,096**	1,785
Value of in-force Life & Pensions business	**1,202**	1,470
Adjustment of the value of Asset Management business to market value	**292**	201
Embedded value	**2,590**	3,456

At 31 December 2002 Life & Pensions net assets were £1,233m (shareholder funds £440m, long-term funds £793m) and corporate net assets were £(11)m. Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in Non Profit funds, amounted to £1,138m (31 December 2001: £1,080m).

(i) The net pension liability/asset of FPPS is stated on a Financial Reporting Standard 17 (Retirement benefits) ("FRS 17") basis and is net of related deferred taxation. The attributable net asset value of Asset Management business includes the value of the net pension liability/asset of that business on an FRS17 basis (net of deferred tax).

MOVEMENT IN THE GROUP EMBEDDED VALUE

For the year ended 31 December 2002

	Full Year 2002 £m	Half year ended 31 December 2001 £m	Half year ended 30 June 2001 £m
Opening embedded value	**3,456**	2,106	2,307
Adjustment arising from revised basis of preparation	**–**	–	(6)
Net listing proceeds	**–**	1,572	–
Consolidated recognised losses arising in the period including Life & Pensions business on an achieved profit basis	**(691)**	(75)	(76)
Movement in the adjustment of the value of Asset Management business to market value (i)	**(50)**	(91)	(119)
Release of goodwill previously written off to reserves (net of minority interest)	**–**	4	–
Dividend	**(125)**	(60)	–
Closing embedded value	**2,590**	3,456	2,106

(i) The movement in the adjustment of the value of Asset Management business to market value excludes movements in goodwill relating to that business.

NOTES TO THE ACHIEVED PROFIT RESULTS

1. Achieved profit results

The achieved profit results on pages 92 to 98 are unaudited, but the Life & Pensions results have been subject to a review by B&W Deloitte, consulting actuaries (see page 98).

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with the modified statutory solvency ("MSS") basis for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The consolidated profit and loss account on an achieved profit basis has been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by the Association of British Insurers ("ABI") in December 2001. Previously the achieved profit basis results were prepared in accordance with draft guidance issued in December 1999. Comparative results for 2001 have not been restated for the change in methodology as the differences are not material to the result. The guidance aims to provide a realistic method of recognising shareholder profits from long term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits.

Achieved profit is determined as the change in the Group's embedded value during the period adjusted for any dividends paid or capital injected.

Prior to 9 July 2001, the parent company of Friends Provident Group was Friends' Provident Life Office ("FPLO"), a mutual company. It is possible, for comparative purposes, to show achieved profit results for the first half of 2001. However, these comparatives exclude the impact of the new capital and a proportion of the contribution from new business attributed to With Profit policyholders prior to 9 July 2001. After that date all contribution from new business accrues to shareholders.

An embedded value provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. The embedded value is the sum of shareholders' net worth and value of existing business. The shareholders' net worth is the net assets attributable to shareholders and excludes items such as acquired goodwill and the present value of acquired in-force business.

The value of existing business is the present value of the projected stream of future after tax distributable profit available to shareholders from the existing business at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

The embedded value of the Friends Provident Group consists of the following:

(i) the Group's share of its investment in the Asset Management business at market value;
(ii) the net pension liability/asset of FPPS on an FRS17 basis (net of deferred tax);
(iii) shareholders' invested net assets; and
(iv) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

3. Life & Pensions achieved operating profit

a. Contribution from new business

The contribution from new business for the year ended 31 December 2002 is calculated using economic assumptions at the beginning of the year. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £61m for the year ended 31 December 2002. The contribution from new business for prior periods is calculated using economic assumptions at the end of those periods.

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pensions business, where a regular pattern in the receipt of premiums has been established the business has been treated as regular premium business.

The contribution between the point of sale and the end of the period is included within the contribution from new business for 2002 and the second half of 2001 but for the first half of 2001 it is included within profit from existing business.

b. Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

c. Development costs

Development costs represent investment in the following strategic development: service automation and improvement, stakeholder systems, and e-commerce capabilities.

NOTES TO THE ACHIEVED PROFIT RESULTS CONTINUED

4. Asset Management

Asset Management has been treated as a separate reportable segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £4m for the year ended 31 December 2002, is included within Asset Management operating profit.

5. Expected return on shareholders' net assets

a. Expected return on corporate net assets

The expected return on corporate net assets is the longer-term rate of investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the return on the net pension liability/asset and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

b. Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

6. Operating exceptional items: Integration costs

Operating exceptional items in 2002 comprises £19m of Asset Management integration expenses relating to the acquisition of Royal & SunAlliance Investments and £3m (after grossing up for shareholder tax) of Life & Pensions integration expenses relating to the acquisition of Friends Provident International Limited (formerly Royal & SunAlliance International Financial Services Limited) as referred to in note 34 to the financial statements.

7. Exceptional items relating to Asset Management operations

Exceptional items in 2001 relate to Asset Management operations, and comprise £Nil relating to the disposal of Ivory & Sime Asset Management Limited for a net consideration of £9m less net assets transferred of £2m and less goodwill reinstated of £7m; and a charge of £2m relating to the closure of overseas offices.

8. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

9. Earnings/(Loss) per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the loss attributable to shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Full year 2002		Half year ended 31 December 2001 (i)	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Loss after tax attributable to shareholders	**(538)**	**(31.2)**	(22)	(1.7)
Investment return variances	**848**	**49.2**	117	9.1
Effect of economic assumption changes	**161**	**9.3**	109	8.4
Amortisation of goodwill	**12**	**0.7**	1	0.1
Operating exceptional items: Integration costs	**22**	**1.3**	–	–
Exceptional items relating to Asset Management operations	**–**	**–**	2	0.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	**(289)**	**(16.8)**	(68)	(5.3)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	**216**	**12.5**	139	10.8
Weighted average number of shares for the financial period (millions)		**1,722**		(ii) 1,292
Operating profit before amortisation of goodwill and operating exceptional items, after tax, for the trading period	**216**	**12.5**	139	8.1
Weighted average number of shares for the trading period (millions)		**1,722**		(iii) 1,711

(i) 2001 restated for the bonus shares issued on 2 August 2002.
(ii) representing the period from 23 November 2000 to 31 December 2001.
(iii) representing the period from 9 July 2001 to 31 December 2001.

NOTES TO THE ACHIEVED PROFIT RESULTS CONTINUED

9. Earnings/(Loss) per share continued

b. Diluted earnings per share

	Full year 2002			Half year ended 31 December 2001 (i)		
	Earnings £m	Weighted average number of shares million	Per share pence	Earnings £m	Weighted average number of shares million	Per share pence
Loss after tax attributable to equity shareholders	**(538)**	**1,722**	**(31.2)**	(22)	1,292	(1.7)
Dilutive effect of options	**–**	**–**	**–**	–	–	–
Diluted earnings per share	**(538)**	**1,722**	**(31.2)**	(22)	1,292	(1.7)

(i) 2001 restated for the bonus shares issued on 2 August 2002.

10. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge before tax, and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged).

	Full Year 2002 £m	Half year ended 31 Dec 2001 £m
Contribution from new Life & Pensions business before cost of solvency capital and pension service charge, before tax	**66**	29
After the impact of a 1% increase in investment returns on equities and properties	**82**	33
After the impact of a 1% increase in the risk discount rate	**46**	18
Value of existing Life & Pensions business	**1,202**	1,470
After the impact of a 1% increase in investment returns on equities and properties	**1,246**	1,520
After the impact of a 1% increase in the risk discount rate	**1,098**	1,372

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

11. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business (new business written in 2002 has been valued using the economic assumptions used to value the existing business at 31 December 2001).

	31 December 2002 %	31 December 2001 %
Risk discount rate	**7.0**	7.5
Investment returns before tax:		
Government fixed interest	**4.5**	5.0
Other fixed interest	**5.0 – 5.5**	5.5 – 6.1
Equities	**7.0**	7.5
Properties	**7.0**	7.5
Future expense inflation	**3.3**	3.6
Corporation tax rate	**30**	30

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force With Profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. An allowance has been retained for the impact of the introduction of stakeholder pensions.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business) or for non-contractual increments on existing policies.

NOTES TO THE ACHIEVED PROFIT RESULTS CONTINUED

12. Contingent liabilities

On 23 December 2002 the Inland Revenue issued a press release announcing measures to improve the effectiveness and fairness of the tax rules for life insurance companies. The draft clause and schedule to be included in the Finance Bill 2003 was issued on 21 January 2003.

The Inland Revenue proposals as finally enacted may have an impact on Friends Provident Life and Pensions Limited ("FPLP"). However, as discussions are continuing between the Inland Revenue and the Industry on the measures proposed, there remains uncertainty over the nature and extent of the measures. As a consequence, the directors are unable to quantify the corporation tax impact on FPLP and no allowance has therefore been made for the possible impact on the achieved profit results.

REPORT TO FRIENDS PROVIDENT PLC ON THE GROUP EMBEDDED VALUE AND SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFIT BASIS FOR THE FRIENDS PROVIDENT GROUP ("THE GROUP")

Opinion

In B&W Deloitte's opinion, the methods and assumptions used to determine the embedded value at 31 December 2002, the contribution from new Life & Pensions business and the achieved profit for Life & Pensions business for the year ended 31 December 2002 are reasonable, consistent with the Group's recent operating experience and in accordance with the structure and operation of the Group following demutualisation and listing.

The methods and assumptions have been consistently applied and, in the case of determining embedded values, comply with generally adopted principles. The method used in calculating the achieved profit is, in all material respects, in accordance with the methodology and disclosure requirements contained in the guidance on 'Supplementary reporting for long-term insurance business (the achieved profits method)', issued by the Association of British Insurers in December 2001.

B&W Deloitte
Consulting Actuaries
4 March 2003

Friends Provident plc
Incorporated in England and Wales
Registered no. 4113107
Listed on the London Stock Exchange

Executive Directors
Keith Satchell, BSc, FIA
Group Chief Executive

Graham Aslet, MA, FIA
Director and Actuary

Howard Carter, BA, MA
Chief Executive, ISIS Asset Management plc

Ben Gunn, MA, FCII
Managing Director,
Friends Provident Life and Pensions Limited

Martin Jackson, BSc, FCA
Group Finance Director

Brian Sweetland, LLB, Solicitor, ACoI
Director and Company Secretary

Group Management
Actuarial Services
Brian Harrison, MA, FIA

Compliance & Business Assurance
Dawn Reid, LLB, FCoI

Corporate Development
Rocco Sepe, BSc, FIA
Vitor Ferreira, BAcc, CA(SA)

Finance
Conrad Donaldson, BSc, ARCS, FIA

Group Taxation
Mike Chadwick, ACA, ATII

Strategic Projects
Stuart Hastings, BSc

Friends Provident Life and Pensions Limited

Incorporated in England and Wales
Registered no. 4096141
Member of the Association of British Insurers

Executive Directors
Keith Satchell, BSc, FIA
Executive Chairman

Ben Gunn, MA, FCII
Managing Director

Graham Aslet, MA, FIA
Director and Actuary

Simon Clamp, BA
Director of IFA Operations

Mike Hampton, MA, FPMI
Director of Business Services

Graham Harvey, FCCA, MBA
Director of Marketing

Andy Jackson, BSc, FIA
Director of Information Technology

Martin Jackson, BSc, FCA
Group Finance Director

Jamie McIver
Director of Direct Business Operations

Adrian Nurse, BSc(Econ), FIA
Director of International Operations

Jane Stevens, BSc, FIA
Director of Customer Services

Secretary
Brian Sweetland, LLB, Solicitor, ACoI

ISIS Asset Management plc
Incorporated in Scotland
Registered no. 73508
Listed on the London Stock Exchange

Executive Directors
Howard Carter, BA, MA
Chief Executive

Peter Arthur, LLB, FCIS
Managing Director, Institutional Funds and Investments Trusts

Kenneth Back, BA, MA, MSc
Director and Chief Operating Officer

Nick Criticos, FIA, B Bus Sc
Managing Director, Retail Funds

Ian Paterson Brown, CA, MSI, ACIS
Finance Director

Robert Talbut, BA
Chief Investment Officer

Secretary
Marrack Tonkin, FCCA

Locations

Principal Office
Pixham End,
Dorking, Surrey,
England RH4 1QA
Tel 0870 608 3678

London Office
15 Old Bailey, London,
England EC4M 7AP
Tel 0870 608 3678

Salisbury Office
United Kingdom House
72-122 Castle Street,
Salisbury, Wiltshire,
England SP1 3SH
Tel 0870 608 3678

Manchester Office
The Express Building,
19 Great Ancoats Street,
Manchester,
England M60 4BT
Tel 0870 608 3678

Exeter Office
Winslade Park,
Clyst St Mary,
Exeter, Devon
England EX5 1DS
Tel 0870 608 3678

Offices
Friends Provident has a network of area and regional offices and business centres throughout the United Kingdom.

Website
www.friendsprovident.com

Paper stock
This document is produced on environmentally responsible paper. The front-end review is produced on paper which is 50% recycled. The financial pages use a paper which is elemental chlorine free and from a managed forest programme.

Cautionary statement

Certain statements contained in this document constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this document and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Published by Black Sun Plc
Original Photography by John Wildgoose & Jonathan Olley
Printed by Royle Corporate Print





FRIENDS PROVIDENT

www.friendsprovident.com